Exhibit 99.1

[          ], 2009

Dear Shareholders of Ocwen Financial Corporation:

In November 2008, Ocwen Financial Corporation, which we refer to as Ocwen, announced a plan to separate into two focused companies. To accomplish this, we will consolidate most of the Ocwen Solutions operations into an existing subsidiary, which upon the separation will become a separate public company. After the separation, this new business will conduct its operations as Altisource Portfolio Solutions S.A., which we refer to as Altisource.

Altisource provides a robust suite of real estate mortgage portfolio management and related technology products and asset recovery and customer relationship management services. After the separation, Ocwen will remain committed to providing high quality asset management and loan servicing.

The separation of Altisource is expected to occur on [          ], 2009, subject to certain closing conditions, by way of a pro rata stock distribution to Ocwen shareholders. Each Ocwen shareholder will receive one share of Altisource common stock for every three shares of Ocwen common stock held as of the close of business on [          ], 2009, the record date of the separation.

As a holder of Ocwen common stock, you will automatically receive Altisource common stock unless you sell your Ocwen shares before the Separation Date in the “regular way” market as described in the enclosed information statement. If the number of shares of Ocwen common stock that you own is not a multiple of three, you will receive a cash payment in lieu of any fractional share that you otherwise are entitled to receive. The number of shares of Ocwen common stock that you currently own will not change as a result of the separation. Shareholder approval of the separation is not required and is not being sought. You do not need to take any action or pay any consideration to receive the shares of Altisource in the separation. Please do not send us certificates representing your shares of Ocwen common stock.

The separation is also conditioned upon the receipt of a favorable opinion of counsel confirming the transaction’s tax-free status under Section 355 of the Internal Revenue Code. A transaction that qualifies as a tax-free spin-off under Section 355 of the Internal Revenue Code is not taxable to Ocwen, Altisource or Ocwen shareholders, except to the extent that you receive cash in lieu of fractional shares of Altisource common stock.

Altisource has applied to list its common stock on The NASDAQ Stock Market LLC under the symbol “ASPS.” The common stock of Ocwen will continue to trade on the New York Stock Exchange under the symbol “OCN.”

The enclosed information statement, which is being mailed to all Ocwen shareholders, describes the separation in detail and contains important information about Altisource. We encourage you to read this information statement carefully.

We believe the separation will enable Ocwen and Altisource management to maximize strengths of their respective core businesses. We are proud of what we have built at Ocwen and want to ensure that we continue to capitalize on innovative ideas and business opportunities. This is an exciting time for Ocwen and Altisource and we believe this separation is in the best interest of Ocwen shareholders. We remain committed to working on behalf of you, our shareholders, to build long-term value.

Sincerely,

William C. Erbey
Chief Executive Officer and Chairman

[          ], 2009

Dear Prospective Shareholders of Altisource Portfolio Solutions:

We look forward to welcoming you as a shareholder of Altisource Portfolio Solutions S.A., which we refer to as Altisource. We believe that our independence will allow us to focus on our core businesses and provides us with the financial and operational flexibility to take advantage of opportunities in the knowledge process outsourcing marketplace. At Altisource, we are committed to enhancing our customers’ performance and profitability by automating high value, knowledge-based job functions with cutting edge solutions that improve our performance, resulting in higher quality, faster delivery and increased margins for both ourselves and our customers.

We expect Altisource to become a stand-alone newly-public company on or about [          ], 2009 upon receipt of all required approvals and satisfaction of all other conditions. We anticipate that Altisource’s shares will be listed on The NASDAQ Stock Market LLC under the symbol “ASPS.” Altisource will include the majority of the operations within Ocwen’s Mortgage Services, Financial Services and Technology Products business segments.

I encourage you to learn more about Altisource and the objectives we will pursue as a stand-alone public company by reading the enclosed information statement. It describes the separation in detail including the conditions to the separation.

We look forward to creating long-term shareholder value for you our shareholders.

Sincerely,

William B. Shepro
Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION, DATED JUNE [  ], 2009

INFORMATION STATEMENT RELATING TO THE DISTRIBUTION OF COMMON STOCK OF

ALTISOURCE PORTFOLIO SOLUTIONS S.A.
by
OCWEN FINANCIAL CORPORATION
to Shareholders of Ocwen Financial Corporation

Ocwen Financial Corporation, which we refer to as Ocwen, has decided to separate its Ocwen Solutions business (the “Restructuring”) and to distribute all of our common stock to Ocwen’s shareholders (the “Distribution”). We refer to the Restructuring and the Distribution collectively as the Separation. Immediately after the Separation is completed, Altisource will be a stand-alone, publicly traded company.

For every three shares of Ocwen common stock, par value $0.01 per share, which we refer to as Ocwen common stock, that you hold as of the close of business on [          ], 2009, the record date for the Distribution (the “Record Date”), you will receive one share of Altisource common stock, par value $1.00 per share, which we refer to as Altisource common stock or our common stock. We expect Ocwen to distribute shares of our common stock to Ocwen’s shareholders on or about [          ], 2009 (the “Separation Date”). As discussed more fully in this information statement, if you sell shares of Ocwen common stock in the “regular way” market, and the sale of the shares settles before the Separation Date, you will be selling your right to receive shares of Altisource common stock in the Separation. See “The Separation — Trading Before the Separation Date.”

Because it is not required, we are not requesting that Ocwen shareholders vote on the Separation, and you do not have to take any other action in order to receive shares of Altisource common stock. You will not be required to pay anything for the Altisource common stock or to surrender any of your Ocwen common stock. Please do not send us certificates representing your shares of Ocwen common stock. We are not asking you for a proxy and request that you do not send a proxy.

All of the outstanding shares of our common stock are currently owned by Ocwen. Accordingly, there is no current trading market for our common stock. We expect, however, that a limited trading market for our common stock, known as a “when issued” trading market, will develop two days prior to the Separation date, and we expect “regular way” trading of our common stock will begin the first trading day after the Separation Date. We expect to list the Altisource common stock on The NASDAQ Stock Market LLC under the symbol “ASPS.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page [11].

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [          ], 2009.

This information statement was first mailed to Ocwen shareholders on or about [          ], 2009.

We are furnishing this information statement solely to provide information to Ocwen Financial Corporation shareholders who will receive shares of our common stock in the Separation. It is not and should not be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Ocwen. This information statement describes our business, the relationship between Ocwen and Altisource Portfolio Solutions and how the Separation affects Ocwen and its shareholders, and it provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the Separation. You should be aware of certain risks relating to the Separation, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information except in the normal course of our public disclosure obligations and practices.

The information statement refers to certain trademarks and service marks, including Altisource Portfolio Solutions, Altisource, the REAL- family of trademarks and service marks, including REALTrans®, REALTrans® (Stylized and Design), REALSynergy®, REALSynergy® (Stylized and Design), REALResolution, REALServicing®, REALRemit®, and REALDoc, Nationwide Credit, Inc.(NCI) and NCI.

SUMMARY

This summary highlights selected information contained elsewhere in this information statement relating to the separation of Altisource Portfolio Solutions from Ocwen Financial Corporation and the distribution of Altisource common stock by Ocwen Financial Corporation to Ocwen’s shareholders. This summary may not contain all of the information that is important to you. To better understand the Separation and Altisource Portfolio Solutions, you should carefully read this entire information statement including the risks described in “Risk Factors” and the combined consolidated financial statements and the notes thereto beginning on page F-1. All financial data and information in this information statement that do not relate to compensation or share data is reported in thousands, unless otherwise indicated.

We describe in this information statement the business to be transferred to Altisource Portfolio Solutions in the Separation as if the transferred business were Altisource’s business for all historical periods described. We generally intend for references in this information statement to Altisource’s historical assets, liabilities, products, business or activities of its business to refer to the historical assets, liabilities, products, business or activities of the transferred business as the business was conducted as part of Ocwen Financial Corporation and its subsidiaries prior to the Separation.

In connection with the Separation, an existing Luxembourg subsidiary of Ocwen Financial Corporation, Altisource Portfolio Solutions S.à r.l. (formerly known as Ocwen Luxembourg S.à r.l.) converted to a Luxembourg société anonyme on June 5, 2009 and revised its name accordingly to “Altisource Portfolio Solutions S.A.” Except as otherwise indicated or unless the context otherwise requires, “Altisource,” “Altisource Portfolio Solutions,” “we,” “us,” “our” and “the Company” refer to Altisource Portfolio Solutions S.A., a Luxembourg public limited company and its subsidiaries; all references to “Ocwen” are to Ocwen Financial Corporation, a Florida corporation, and its subsidiaries.

Why Ocwen Financial Corporation Sent This Document to You

Ocwen sent this document to you because you are the holder of Ocwen common stock on the Record Date for the distribution of shares of Altisource common stock. On November 18, 2008, Ocwen announced its intention to pursue a plan to consolidate most of the business operations comprising Ocwen’s mortgage services business, financial services business and technology products business into an existing Ocwen subsidiary and then separate such subsidiary into a standalone publicly-traded company through a tax-free spin-off. Accordingly, upon consummation of the Separation, you will be entitled to receive one share of Altisource common stock for every three shares of Ocwen common stock that you held on the Record Date. We expect the Separation to occur on or about [          ], 2009.

Shareholder approval of the Separation is not required and is not being sought. No action is required by you in order to participate in this Separation and you do not have to surrender or exchange your shares of Ocwen stock or pay cash or any other consideration to receive your shares of Altisource common stock. The number of shares of Ocwen common stock that you currently own will not change as a result of the Separation.

This information statement describes the business of Altisource, Altisource’s relationship with Ocwen and how this transaction affects Ocwen and its shareholders. In addition, it provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Altisource common stock that you will receive in the Separation.

Altisource’s Business

Altisource provides real estate and mortgage portfolio management and related technology products and asset recovery and customer relationship management services.

Our competitive advantage is the ability to manage high value, knowledge-based job functions efficiently while reducing operating variability. In general, we utilize integrated technology solutions that include pre-determined call scripts for our customer service personnel based on psychological principles and decision models. We operate our technology platforms to manage large scale distributed networks of vendors. This allows our customers to improve their business processes while reducing costs. Along with expanding our use of integrated technology solutions, a central tenet to our strategy is a focus on selling output or solutions, thereby enabling us to convert operational efficiency gains into higher margins and profitability per employee.

We conduct portions of our operations in all 50 states and in four additional countries through three reporting segments: Mortgage Services, Financial Services, and Technology Products. For the year ended December 31, 2008, we generated revenues of $160,363 and net income of $9,219.

•	Our Mortgage Services business includes due diligence, valuation, real estate sales, default processing services, property inspection and preservation services, homeowner outreach, closing and title services and knowledge process outsourcing services. Mortgage Services supports mortgage originators and servicers, insurance companies, hedge funds and commercial banks. Our services span the lifecycle of a mortgage loan from origination services through the disposition of real estate owned properties (“REO”). For the year ended December 31, 2008, this segment generated $54,956 in revenue;

•	Our Financial Services business provides asset recovery and customer relationship management services to the financial services, consumer products, telecommunications and utilities industries. In June 2007, we acquired Nationwide Credit, Inc., referred to as “NCI,” a leading accounts receivable and customer relationship management company. NCI is one of the ten largest receivables management companies in the United States as reported in independent third party industry polls conducted in 2007 and 2008. For the year ended December 31, 2008, this segment generated $73,835 in revenue; and

•	Our Technology Products business consists of products and services utilized in the mortgage industry including our REAL suite of applications that provide technology products to serve the needs of servicing and origination businesses. Our offerings include commercial and residential loan servicing and loss mitigation software, vendor management and a patented vouchless payable system and information technology solutions to manage and oversee payments to large-scale vendor networks. For the year ended December 31, 2008, this segment generated $45,283 in revenue.

For the year ended December 31, 2008, approximately $41,635 of the Mortgage Services, $21,435 of the Technology Products and $1,181 of the Financial Services segment revenues were from services to Ocwen businesses not included in the Separation or services derived from Ocwen’s loan servicing portfolio. We consider certain services to be derived from Ocwen’s loan servicing portfolio rather than provided to Ocwen because such services are charged to the mortgagee and/or the investor and are not expenses to Ocwen. These services included residential property valuation, residential due diligence, residential fulfillment support services, real estate management and sales, property inspection and preservation, closing and title services, core technology back office support and multiple business technologies including our REAL suite of products. In addition, our 2008 revenues include approximately $6,600 from third-party customers that utilize our services primarily to optimize their order and payment processes with Ocwen.

Ocwen and Altisource expect to enter into long-term servicing contracts with up to eight year terms (subject to termination rights), pursuant to which Altisource will provide Ocwen with mortgage servicing and technology products services as described above. We also expect to enter into a transition services agreement under which Ocwen will provide to Altisource, and vice versa, certain short-term transition services, such as human resources, vendor management, corporate services, six sigma, quality assurance, quantitative analytics, treasury, accounting, risk management, legal, strategic planning, compliance and other areas. We expect that all services provided pursuant to the long-term service contracts will be based on market rates or otherwise on arms-length terms that are materially consistent with the rates we currently charge to Ocwen for these services. We believe these rates to be market rates as they are consistent with one or more of the following: the fees we charge to other customers for comparable services; the rates Ocwen pays to other service providers; market surveys prepared by unaffiliated firms; and prices being charged by our competitors. We expect that the transition services agreement will be based on fully-allocated costs. These arrangements may involve, or may appear to involve, conflicts of interest. See the detailed discussion in the “Risk Factors,” “Relationship Between Ocwen and Us Following the Separation,” “Affiliate Relationships and Related Party Transactions” and “Business” sections of this document.

Altisource’s Competitive Strengths

Altisource’s strengths are:

•	Strong domain expertise. Altisource focuses on selling process outputs and solutions instead of seats. Process outputs and solutions are the number of units managed on behalf of our client. Seats refer to charging a set rate per outsourced employee or per minute of talk time. For example, in our Mortgage Services business we generally charge for each valuation, property inspection, title search and real estate asset sold. In our Financial Services business, we generally charge a percentage of the amount we collect on delinquent consumer receivables on behalf of our clients. In our Technology Products business, we generally charge our clients based upon the number of the client’s loans processed on the Altisource licensed system, or based on the number of our client’s employees that are using the applicable systems. Unlike a business model that sells all of its services on a per person basis, this allows us to improve our margins as we become more efficient in providing our services.

•	Firmly established. We are well regarded in the mortgage services and asset recovery management industries and have maintained long-term relationships with our customers.

•	Technology and Process. By utilizing psychological principles, scripts, decision models and workflow management, we believe that Altisource is able to reduce variability and improve performance resulting in higher quality, faster delivery and increased margins for both ourselves and our customers.

•	Management Team. We have a cohesive management team with significant experience. Our disciplined recruiting practices include cognitive testing, personality screening and behavioral interviewing for all levels of the Company.

Altisource’s Strategy and Opportunities

At Altisource, we help our customers through automation of high value, knowledge-based job functions utilizing technology solutions that include psychological principles, scripts, decision models and workflow management. Through automation, we strive to reduce variability and improve our performance resulting in higher quality, faster delivery and increased margins for both ourselves and our customers. Central to our strategy is our focus on selling output or solutions, rather than seats, thereby enabling us to convert operational efficiency gains into higher profitability per employee. Provided below are our business strategies by segment:

•	Mortgage Services. We believe our Mortgage Services segment is poised to grow its revenue and earnings by providing products and services primarily related to loans in default and real estate serviced and or owned by Ocwen and third parties. Currently, Ocwen pays approximately $400,000 per year to vendors for various services primarily associated with residential loan servicing and default management for its own use or on behalf of the trusts and investors for which it services. We believe that we will be able to capture additional revenue annually over the next few years from recently launched services including real estate sales, default processing services, property inspection and preservation services, homeowner outreach and title services. After firmly establishing our capabilities in these services for Ocwen, we intend to sell the same services to third parties.

•	Financial Services. Technology integration, right-sizing U.S. infrastructure, data-driven variability reduction initiatives including scripting based upon psychological principles and focusing on core customers are some of the initiatives we believe will allow us to lower variability, reduce costs, improve margins and provide better performance to current and future customers in our asset recovery and customer relationship management business. We believe we can use many of the same methods and processes that enabled Ocwen to become one of the most efficient mortgage loan servicers to generate growth and margin expansion in our Financial Services segment.

•	Technology Products. Our Technology Products segment supports the business lines within Mortgage Services and drives operational excellence in the Financial Services segment. We intend to sell our REAL suite of products as part of an overall service solution that forms part of the business lines of Mortgage Services. Technology Products supports Ocwen’s information technology needs and where relevant, Technology Products will be sold on a stand-alone basis to external customers.

Reasons for the Separation

Ocwen’s Board of Directors determined that separating the Altisource knowledge processing business from Ocwen’s loan servicing business is in the best interests of Ocwen’s shareholders. In arriving at its decision, the board considered, among other factors, that the Separation will:

•	Allow each of Ocwen and Altisource to separately focus on their core business and be better able to respond to initiatives and market challenges;

•	Better position Altisource to pursue business opportunities with other servicers;

•	Provide Altisource the option of offering its stock as consideration to potential acquisition targets (subject to certain limitations, as for a period of two years following the Separation, issuances of 50% or more of our common stock to one entity may cause the Distribution to lose its tax-free treatment for Ocwen; however, we believe that the impact of such loss of the tax-free treatment for Ocwen would be mitigated substantially because Ocwen shall recognize substantially all of its gain in the Altisource business in connection with the Restructuring as more fully described under “Certain United States Federal Income Tax Consequences of the Separation”);

•	Grant Altisource flexibility in creating its own capital structure which may include a subsequent raise of equity or debt; and

•	Allow potential investors to choose between the contrasting business models of knowledge processing or servicing, each of which may be valued differently by the equity markets.

The Board of Directors of Ocwen believes that the Separation as structured, with minimal Altisource debt, will give Altisource the financial and operational flexibility to take advantage of opportunities in the knowledge process outsourcing marketplace.

Regulatory Approval

Apart from the registration under United States federal securities laws of the Altisource common stock that will be issued in the Separation, and the related Nasdaq Global Market listing requirements, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the Separation.

No Appraisal Rights

Ocwen shareholders will not have appraisal rights in connection with the Separation.

Risk Factors

You should carefully consider the matters discussed under the heading “Risk Factors” of this information statement.

Corporate Information

Altisource is incorporated in the Grand Duchy of Luxembourg. Altisource conducts its global operations in the United States, Canada, Uruguay, Luxembourg and India. Our principal executive offices are located in the City of Luxembourg, Grand Duchy of Luxembourg, and our main telephone number is 407-737-5419. Our corporate Web site is located at www.altisource.com. The information contained in, or that can be accessed through, our Web site is not part of this information statement.

The Separation

We describe in this information statement the operations of Altisource that will be contributed by Ocwen in connection with the Restructuring as if Altisource were a separate business for all historical periods presented. The operations represent the majority of Ocwen’s knowledge process outsourcing line of business at the date of the Separation. For additional information see “Introduction — THE SEPARATION.”

References in this information statement to our historical assets, liabilities, services, businesses, employees or activities generally refer to the historical assets, liabilities, services, businesses, employees or activities of the contributed businesses as they were conducted as part of Ocwen and its subsidiaries before the Separation. Our historical financial results contained in this information statement may not be indicative of our financial results in the future as a stand-alone company or reflect what our financial results would have been had we been a stand-alone company during the periods presented.

Questions and Answers about Altisource and the Separation

What assets, liabilities and operations will comprise Altisource in connection with the Separation?	The majority of Ocwen’s knowledge process outsourcing business (consisting of mortgage services, financial services and technology products businesses) will be consolidated into Altisource prior to the Distribution. Ocwen’s interest in BMS Holdings, Inc., an equity investment which we refer to as BMS, and Global Servicing Solutions, LLC, which we refer to as GSS, will remain with Ocwen after the Separation. In connection with the Separation, we expect to enter into a “Separation Agreement” with Ocwen that will contain the key provisions relating to the transaction including identification of the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by Ocwen and will describe the material terms of when and how these transfers, assumptions and assignments will occur. In addition, we expect to enter into a “Tax Matters Agreement” setting out each party’s rights and obligations with respect to federal, state, local and foreign taxes for tax periods before the Separation and related matters, certain indemnification rights and obligations with respect to taxes for tax periods before the Separation and for any taxes and associated adverse consequences resulting from the transaction and certain restrictions designed to preserve the tax-free status of the Distribution. See “Risk Factors — Risk Factors Related to the Separation.” In connection with the Separation, we also expect to enter into an “Employee Matters Agreement” with Ocwen providing for the allocation of assets, liabilities and responsibilities with respect to certain employee benefit plans, policies and compensation programs. See “Certain Relationships and Related Party Transactions — Agreements With Ocwen.”

What will Altisource’s Relationship with Ocwen be after the Separation?	In connection with the Separation, we expect to enter into a two-year “Transition Services Agreement” under which Ocwen and we will provide each other with certain services on an interim basis. Post Separation, Altisource’s largest customer will be Ocwen, and we will enter into long-term servicing contracts for up to eight years with Ocwen. For the year ended December 31, 2008, Ocwen represented 75.8% of revenues for Mortgage Services, 47.3% for Technology Products, 1.6% for Financial Services or 40.1% of total Altisource revenues. There are other arrangements between us and Ocwen that will continue following the Separation. See “Relationship Between Ocwen and Us Following the Separation” for additional details of these agreements.

Although Ocwen is a separate company, Ocwen and we will have the same Chairman, William C. Erbey. Mr. Erbey currently owns 27.1% of Ocwen and will own 27.1% of our stock following the Separation. This arrangement with Ocwen may involve, or may appear to involve, conflicts of interest. See “Certain Relationships and Related Party Transactions.”

Will Altisource be subject to any Anti-Takeover Effects?	Our formation and governance documents (under Luxembourg law, our articles of incorporation) do not include many of the typical provisions that would be considered to have an anti-takeover effect (e.g., staggered board of directors, poison pill or shareholder rights plan, etc.). However, approximately 27.6% of the voting power of our outstanding voting stock was held by our directors and executive officers as of the record date. This concentration of voting power could encourage or discourage third parties from making proposals involving an acquisition or change in control of Altisource since it could be easier or more difficult for third parties to obtain any requisite shareholder approval for acquisition or change in control.

See “Business — Government Regulation,” “Description of Capital Stock” and “Anti-Takeover Provisions.”

What are the United States Federal Income Tax Consequences of the Separation?	The Distribution is conditioned upon the receipt of an opinion of O’Melveny & Myers LLP confirming the tax-free status under Section 355 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with each are accurate. Altisource has agreed to indemnify Ocwen for tax liabilities resulting from the Distribution under particular circumstances. Although the Separation involves the use of existing Ocwen entities, as part of the Restructuring, any assets that are transferred to Altisource Portfolio Solutions S.A. or non-U.S. subsidiaries will be taxable to Ocwen pursuant to Section 367(a) of the Code.

You are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Distribution, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of our common stock. See “The Separation — Certain U.S. Federal Income Tax Consequences of the Separation” for a more detailed description of the U.S. federal income tax consequences of the Distribution.

Each shareholder is urged to consult a tax advisor as to the specific tax consequences of the Distribution to that shareholder, including the effect of any U.S., state, local or foreign tax laws and of changes in applicable tax laws.

What are the risks associated with Altisource and the Separation?	You should review the risks relating to the Separation, our business and ownership of our common stock described in “Risk Factors.”

What will I receive as a result of the Separation?	For every three shares of Ocwen common stock that you owned on the Record Date, you will receive one share of Altisource common stock which we refer to as the “Separation Ratio.” If you would be entitled to a fractional Altisource share of common stock, you will receive instead a check for the market value thereof. See “The Separation — Treatment of Fractional Shares.”

When will the Separation occur?	Ocwen currently anticipates completing the Separation on or about [ ], 2009, which we refer to as the “Separation Date”.

What is the Record Date for the Separation?	The Record Date is [ ], 2009, and ownership of Ocwen common stock was determined as of 5:00 p.m., Eastern Time on that date. When we refer to the “Record Date,” we are referring to that date and time.

Are there any conditions to the Separation?	The Separation is subject to certain conditions including but not limited to confirmation of the tax-free treatment of the spin-off, necessary regulatory approvals, any required lender counterparty consents and final approval by the Ocwen Board of Directors.

Is shareholder approval required for the Separation?	Shareholder approval is not required for the Separation. The Separation will be accomplished by distributing all of the shares of Altisource common stock to holders of Ocwen common stock, which has been approved by the Ocwen Board of Directors pursuant to its statutory authority under Florida law.

What do I have to do to receive my shares of Altisource common stock?	Nothing. Your shares of Altisource common stock will be either reflected in an account statement that our transfer agent, American Stock Transfer & Trust Company, will send to you shortly after [ ], 2009 or credited to your account with your broker or nominee on or about [ ], 2009.

When will I receive my shares of Altisource common stock?	If you hold your Ocwen shares in your own name, then your account statement reflecting the Altisource shares will be mailed to you on or about [ ], 2009. You should allow several days for the mail to reach you.

If you hold your Ocwen shares through your broker or other nominee, you are probably not a shareholder of record, and your receipt of Altisource shares depends on your arrangements with the nominee that holds your Altisource shares for you. Ocwen anticipates that brokers and other nominees generally will credit their customers’ accounts with Altisource shares on or about [ ], 2009, but you should check with your broker or other nominee. See “The Separation — When and How You Will Receive Altisource Common Stock.”

How will shares of Altisource common stock be distributed to me?	Ocwen will distribute the Altisource common stock by book entry. If you were a record holder of Ocwen common stock on the record date, then you will receive from our transfer agent shortly after [ ], 2009 a statement of your book entry account for the shares of Altisource common stock that are distributed to you. You will not receive physical stock certificates for your Altisource common stock. If you were not a record holder of Ocwen common stock on the record date because your shares are held on your behalf by your broker or other nominee, then your shares of Altisource common stock should be credited to your account with your broker or nominee on or about [ ], 2009.

Will Ocwen distribute fractional shares?	Fractional shares of Altisource common stock will not be issued in the Separation. If you would be entitled to receive a fractional share in the Separation, then you will instead receive a cash payment in lieu of the fractional share which cash payment may be taxable to you. See “The Separation — Treatment of Fractional Shares.”

Will the Separation affect the market price of my Ocwen shares?	Following the Separation, Ocwen common stock will continue to be listed and traded on the NYSE under the symbol “OCN.” As a result of the Separation, the trading price of Ocwen shares immediately following the Separation may be lower than immediately prior to the Separation. Net operating revenues for Altisource were approximately $160,363 and $134,906 for the fiscal years ended December 31, 2008 and 2007, respectively. Until the market has fully analyzed the operations of Ocwen without Altisource’s business, the price of Ocwen shares may fluctuate significantly. See “The Separation — Listing and Trading of the Shares of Altisource Common Stock.”

Where will my shares of Altisource common stock trade?	We expect that the shares of Altisource common stock will be authorized for listing on The NASDAQ Stock Market LLC under the trading symbol “ASPS” following completion of the Separation. Trading of Altisource common stock will begin on a “when-issued” basis on [ ], 2009. See “The Separation — Listing and Trading of the Shares of Altisource Common Stock” and “Description of Capital Stock — Transfer Restrictions.”

When will I be able to trade shares of Altisource common stock?	Trading of Altisource common stock will begin on a “when-issued” basis on [ ], 2009. “Regular-way” trading will begin on the first trading day after the Separation Date. In the context of a spin-off, when-issued trading refers to securities transactions made on or before the Separation Date and made conditionally because the securities of the distributed entity have not yet been distributed. When-issued trades generally settle within three trading days after the Separation Date. On the first trading day following the Separation Date, all when-issued trading, if any, will end, and regular-way trading in shares of Altisource common stock will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the transaction. Shares of Altisource common stock generally will be freely tradable after the Separation Date although the share price may be subject to greater trading volatility than Ocwen shares historically have experienced. See “The Separation — Listing and Trading of the Shares of Altisource Common Stock.”

What is Altisource’s dividend policy?	We currently do not plan to pay dividends. The timing and amount of future dividends, if any, will be determined by our Board of Directors (subject to prior approval of or subsequent ratification by our shareholders and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, financing arrangements, applicable law and other factors our Board of Directors deems relevant.

How will Altisource be managed?	After the Separation, we will have an initial Board of Directors consisting of [ ] directors. William C. Erbey will be Chairman of our Board of Directors. See “Management — The Board.”

Our Chief Executive Officer will be William B. Shepro, currently an Executive Vice President of Ocwen. Our Chief Financial Officer will be Robert D. Stiles, currently the Chief Financial Officer of the Altisource businesses. Shekar Sivasubramanian, currently the President of Mortgage Services and Technology Products of Ocwen and John T. McRae, II, currently the Chief Executive Officer of Nationwide Credit, Inc. will have the same titles in our company. Kevin J. Wilcox, currently the Executive Vice President and Chief Administration Officer of Ocwen, will be Chief Administration Officer and General Counsel. See “Management — Directors and Executive Officers.”

How will existing stock options be treated in the Separation?	Currently, stock options are outstanding under Ocwen’s 2007 Equity Incentive Plan and Ocwen’s 1991 Non-Qualified Stock Option Plan. Each outstanding Ocwen stock option will be adjusted to reflect the value of Altisource stock distributed to Ocwen shareholders. At the Separation Date, all holders of Ocwen stock options, including Altisource employees and those who will remain with Ocwen after the Separation, will receive the following:

• a new Altisource stock option (issued by Altisource) to acquire the number of shares of Altisource common stock equal to the product of (a) the number of Ocwen stock options held on the Separation Date and (b) the distribution ratio of one share of Altisource common stock for every three shares of Ocwen common stock; and

• an adjusted Ocwen option for the same number of shares of Ocwen common stock with a reduced exercise price per stock option.

We will determine the exercise price of the new Altisource stock option and the adjusted Ocwen stock option based on the exercise price ratio. We will calculate the exercise price ratio for each individual stock option based on the ratio of the grant date exercise price of the individual stock option to the fair market value of the Ocwen stock immediately prior to the Separation. For example, assume that the Ocwen stock trades at $12.00 immediately prior to the Separation, and an employee holds a stock option with an exercise price of $8.00. The exercise price ratio for this stock option is 66.7%. We then will apply this exercise price ratio to the trading value of the Ocwen stock and the Altisource stock on the date the Altisource stock begins trading on The NASDAQ Stock Market LLC to determine the exercise price of the new Altisource stock option and the adjusted Ocwen stock option.

How will restricted shares be treated in the Separation?	Holders of outstanding Ocwen restricted stock as of the date of the Separation will receive one share of restricted stock of Altisource for every three shares of restricted stock of Ocwen consistent with the treatment of Ocwen common stock. These new restricted shares will have the same terms and conditions as the related Ocwen restricted shares, and the shares will vest on the same dates that the Ocwen shares vest.

Do I have appraisal rights in connection with the Separation?	No. Holders of Ocwen common stock have no appraisal rights in connection with the Separation. See “The Separation — No Appraisal Rights.”

Who is the transfer agent for Altisource common stock?	The transfer agent for Altisource’s common stock is American Stock Transfer & Trust Company. You can contact the transfer agent at the following address and telephone number:

American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038 Telephone: 718-921-8200 Fax: 718-259-1144

Please contact the transfer agent with any questions about the Separation or if you need any additional information.

Summary Financial Data

Set forth below are summary selected combined consolidated financial data for Altisource for each of the three years ended December 31, 2008. We derived the combined consolidated balance sheet data as of December 31,

2008 and 2007 and the combined consolidated statement of operations data for each of the three years in the period ended December 31, 2008 from our audited combined consolidated financial statements included in this information statement. We derived the combined consolidated balance sheet data as of December 31, 2006 from unaudited, combined consolidated financial information that are not included in this information statement. The unaudited combined consolidated financial statements have been prepared on the same basis as the audited combined consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited combined consolidated financial statements and the related notes thereto. The selected historical financial data reflect Altisource’s results as we historically have operated as a part of Ocwen, and these results may not be indicative of our future performance as a separate company following the Separation and do not necessarily reflect what our financial position, results of operations and cash flows would have been had we operated as a separate, stand-alone public entity during the periods presented. Operating expenses in the historical income statements reflect direct expenses of our business together with allocations of certain Ocwen corporate expenses that have been charged to Altisource based on use or other methodologies we believe appropriate for such expenses (see the combined consolidated financial statements, Note 1 — Description of Business, Separation and Basis of Presentation). In our opinion, these allocations have been made on a reasonable and appropriate basis under the circumstances. We include these allocations in selling, general and administrative expenses, and they comprise all of the transactions with related parties within this caption in the table below. Per share data have not been presented since these financial statements are prepared on a combined basis.

	As of and for the Years Ended December 31,
	2008	2007	2006

Revenue	$160,363	$134,906	$96,603
Cost of revenue	115,048	96,954	72,163

Gross profit	45,315	37,952	24,440
Selling, general and administrative expenses	28,088	27,930	17,622

Income from operations	17,227	10,022	6,818
Other income (expense), net	(2,626)	(1,743)	205

Income before income taxes	14,601	8,279	7,023
Income tax provision	(5,382)	(1,564)	(1,616)

Net income	$9,219	$6,715	$5,407

Total assets	$76,675	$92,845	$22,205

Total liabilities	$16,129	$17,171	$7,357

Transactions with related parties included above:
Revenue	$64,251	$59,350	$51,971

Selling, general and administrative expenses	$6,208	$8,864	$9,103

Other income (expense), net	$2,269	$965	$503

The operations of NCI are included in our combined consolidated financial statements effective June 6, 2007, the date of acquisition. NCI is a receivables management company specializing in contingency collections and customer relationship management for credit card issuers and other consumer credit providers. The allocation of the purchase price has resulted in total goodwill and intangibles of $52,124 at December 31, 2007. NCI revenues and operating expenses (including both cost of revenue and selling, general and administrative expenses) for 2008 were $69,623 and $74,763, respectively. For the 2007 period, NCI revenues and operating expenses were $35,999 and $38,406, respectively.

RISK FACTORS

RISKS RELATED TO THE SEPARATION:

Our historical financial information may not be indicative of our future results as a stand-alone public company.

The historical financial information included in this information statement may not reflect what our results of operations, financial condition and cash flows would have been had we been a stand-alone public company during the periods presented or be indicative of what our results of operations, financial condition and cash flows may be in the future when we are a stand-alone company. This primarily is because:

•	the historical financial information does not reflect the increased costs associated with being a stand-alone company including maintaining a separate Board of Directors and obtaining a separate audit as well as changes that we expect in our tax profile, personnel needs, financing and operations of the contributed business as a result of the Separation from Ocwen. We are unable to estimate the amount of such expenses;

•	there is no assurance that the transition services agreement and servicing arrangements with Ocwen will cover all of the related service costs as anticipated at the time of Separation. Additionally, there is no assurance that Ocwen will not terminate the servicing contracts early (which is permitted under certain circumstances) leaving us with excess infrastructure and reducing our revenues and earnings; and

•	after the Separation, we will maintain our own credit, banking and vendor relationships and may not be able to procure the rates and terms that Ocwen historically has been able to obtain because of its size in comparison to Altisource. Additionally, because of the tightening of the credit markets, we may not be able to procure additional cash, if needed, to maintain or grow the business and fund operations beyond the available cash flow generated by our businesses.

We have never operated on a stand-alone basis, and our transition to a standalone operation may adversely affect our ability to conduct business.

Historically, our business principally operated as business units of Ocwen. We will need to replicate certain facilities, systems, infrastructure and personnel to which we will no longer have access after the Separation. We will incur capital and other costs associated with developing and implementing our own support functions in these areas. This transition may constrain or otherwise adversely affect our ability to conduct business.

Our status as a foreign corporation may subject us to greater international risk than Ocwen.

Ocwen is a Florida corporation with its headquarters in the United States. Altisource is organized under the laws of Luxembourg and a significant portion of our employees and assets are located outside the United States. We may be affected by a number of factors relating to our international operations, including potential changes in:

•	economic conditions from country to country;

•	political conditions, trade protection measures, licensing and other legal requirements;

•	tax laws in Luxembourg or India, where we have substantial operations, or in the United States particularly as they relate to assets contributed by a U.S. corporation to a non-U.S. corporation prior to a spin-off; and

•	the perception of our existing and potential customers of non-U.S. companies.

Altisource is a Luxembourg company and it may be difficult for you to enforce judgments against it or its directors and executive officers.

Altisource is a public limited company organized under the laws of Luxembourg. As a result, the rights of shareholders are governed by Luxembourg law and the articles of incorporation of Altisource. The rights of shareholders under Luxembourg law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A significant portion of the assets of Altisource is located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against Altisource or its directors based on the civil liability provisions of the U.S. securities laws, or to enforce in Luxembourg judgments obtained in other jurisdictions, including the United States.

The market price and trading volume of our common stock may be volatile and may be affected by market conditions beyond our control.

Prior to the Separation, our common stock had no trading market. We expect to list our common stock on The NASDAQ Stock Market LLC. We expect trading in our common stock to commence on a “when issued” basis on or about [          ], 2009.

Neither we nor Ocwen can assure you as to the trading prices of our common stock after the Separation. Although we have applied to list our common stock on The NASDAQ Stock Market LLC, an active trading market in our common stock might not develop or continue. Unless and until our common stock is fully distributed and an orderly market develops, the prices at which our stock trades may fluctuate significantly. In addition, the combined trading prices of Ocwen common stock and our common stock after the Separation may, in the aggregate, be less than, equal to or greater than the trading prices of Ocwen common stock prior to the Separation. The market price of our common stock may fluctuate in response to many things including but not limited to:

•	quarterly variations in actual or anticipated results of our operations;

•	changes in financial estimates by securities analysts;

•	actions or announcements by our competitors;

•	regulatory actions;

•	changes in the market outlook for the lending, credit card and real estate industries;

•	technology changes in our business segments; and

•	departure of our key personnel.

The market prices of securities of information technology and services providers have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in extreme volatility in the price of our shares of common stock.

Furthermore, our smaller size and different investment characteristics, including our internationally based headquarters, may not appeal to the current investor base of Ocwen which may seek to dispose of large amounts of our common stock following the Separation. There is no assurance that there will be sufficient buying interest to offset those sales and, accordingly, the price of our common stock could be depressed and/or experience periods of high volatility.

The value we attribute to the Ocwen and Altisource common stock for the purpose of determining the revised exercise price of the Ocwen stock options and the exercise price of the new Altisource stock options might not be equivalent to the Ocwen and Altisource market prices following the Separation.

In connection with the Separation, all holders of Ocwen stock options will receive: (1) a new Altisource stock option to acquire the number of shares of Altisource common stock equal to the product of (a) the number of Ocwen stock options held on the Separation Date and (b) the distribution ratio of one share of Altisource common stock for every three shares of Ocwen common stock; and (2) an adjusted Ocwen option for the same number of shares of Ocwen common stock with a reduced exercise price per stock option. We will determine the exercise price of the new Altisource stock option and the adjusted Ocwen option based on the exercise price ratio. We will calculate the exercise price ratio for each individual stock option based on the ratio of the grant date exercise price of the individual stock option to the fair market value of the Ocwen stock immediately prior to the Separation. We then will apply this exercise price ratio to the trading value of the Ocwen stock and the Altisource stock on the date the Altisource stock begins trading on The NASDAQ Stock Market LLC to determine the exercise price of the new Altisource stock option and the adjusted Ocwen option. Although the intrinsic value (the difference between the market price of the stock and the exercise price of the stock option) of the stock option to its holder will be the same as of the Separation Date, fluctuations in the market price of the Ocwen and Altisource common stock may cause this ratio to vary greatly following the Separation. In addition, although the intrinsic value will be the same, the fair value of the option may be different due to potential changes in the expected stock price volatility, option life and other factors we use to determine fair value using the Black-Scholes options pricing model.

If the Distribution does not qualify as a tax-free transaction, taxes could be imposed on Ocwen, Altisource and our shareholders, and we have indemnified Ocwen for payment of taxes and tax-related losses.

It is a condition to completing the Separation that Ocwen receive an opinion from Ocwen’s special tax advisor confirming that for United States federal income tax purposes the Distribution qualifies as a tax-free spin-off under Section 355 of the Code. A Distribution that so qualifies will not be taxable to Altisource or its shareholders except to the extent shareholders receive payment for fractional shares. Pursuant to Treasury regulations under Section 367(b) of the Code, Ocwen will recognize a portion of its gain realized pursuant to the Distribution; however, because the pre-Distribution Restructuring will be taxable to Ocwen, such gain should not be material. Altisource has agreed to indemnify Ocwen for certain tax liabilities, and this indemnity obligation, if triggered, could have a material adverse effect on Altisource’s financial condition and results of operations. Ocwen will be subject to tax on certain of the asset transfers within Ocwen that are made in the pre-Distribution Restructuring, and under the applicable Treasury regulations, each member of Ocwen’s consolidated group at the time of the Separation (including several Altisource subsidiaries) would be severally liable for such tax liability. If the Distribution does not qualify as a tax-free transaction for United States income tax purposes, Ocwen shareholders generally would be treated as if they received a distribution equal to the full fair market value of the Altisource common stock on the date of the Separation.

Even if the Distribution were to otherwise qualify for tax-free treatment under Section 355 of the Code, it would become taxable to Ocwen pursuant to Section 355(e) of the Code if stock representing a 50% or greater interest in Ocwen or Altisource were acquired by one or more persons, directly or indirectly, as part of a plan or series of related transactions that included the Distribution. If the Internal Revenue Service (“IRS”) were to determine that acquisitions of Ocwen common stock or Altisource’s common stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, this determination could result in the recognition of gain by Ocwen under Section 355(e). See “Certain Relationships and Related Party Transactions — Agreements with Ocwen — Tax Matters Agreement.”

The tax liability to Ocwen as a result of the Restructuring could be substantial.

In the pre-Distribution Restructuring, any assets that are transferred to Altisource Portfolio Solutions S.A. or non-U.S. subsidiaries will be taxable pursuant to Section 367(a) of the Code, or other applicable provisions of the Code and Treasury regulations. The taxable gain recognized by Ocwen attributable to the transfer of assets to Altisource will equal the excess of the fair market value of each asset transferred over Ocwen’s basis in such asset. Ocwen’s basis in some assets transferred to Altisource may be low or zero which may result in a substantial tax liability to Ocwen. In addition, the amount of taxable gain will be based on a determination of the fair market value of Ocwen’s transferred assets. The determination of fair market values of non-publicly traded assets is subjective and could be subject to closing date adjustments or future challenge by the IRS which could result in an increased United States federal income tax liability to Ocwen.

We are agreeing to certain restrictions to help preserve the tax-free treatment to Ocwen of the Distribution which may reduce our strategic and operating flexibility.

In order to help preserve the tax-free treatment of the Distribution, we have agreed not to take certain actions without first securing the consent of certain Ocwen officers or securing an opinion from a nationally recognized law firm or accounting firm that such action will not cause the Distribution to be taxable. In general, such actions will include (i) for a period of two years after the Separation, engaging in certain transactions involving (a) the acquisition of our stock or (b) the issuance of shares of our stock and (ii) repurchasing or repaying our new debt prior to maturity, other than in accordance with its terms, or modifying the terms of the debt in any manner.

The covenants in, and our indemnity obligations under, the Tax Matters Agreement may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. These covenants and indemnity obligations might discourage, delay or prevent a change of control that could be favorable to our common shareholders.

We anticipate that the Distribution will trigger conversion rights and a change in the conversion rate under Ocwen’s 3.25% Contingent Convertible Unsecured Senior Notes due 2024 that may have a dilutive effect on Ocwen shareholders.

Ocwen currently has $56,445 in aggregate outstanding principal amount of 3.25% Contingent Convertible Unsecured Senior Notes due 2024 that contain certain conversion rights for the holders of the notes. Conversion rights would be triggered if the value of the Altisource common stock distributed in the Distribution has a per share value exceeding 10% of the closing sales price of the Ocwen common stock on the business day preceding the announcement of the Separation. We expect the Altisource per share value to exceed this 10% trigger, and as a result additional shares of Ocwen common stock may be issued and a further dilutive effect on Ocwen’s share price might occur as a result thereof. In addition, regardless of whether the conversion rights are triggered, the Distribution will result in an increase in the conversion rate under the convertible notes, which is the ratio of the number of shares of Ocwen stock into which the notes are convertible. This increase in the applicable conversion rate may have a further dilutive effect.

New prospective tax regulations, if held applicable to the Separation, could materially increase tax costs to Altisource and/or Ocwen.

On June 10, 2009, the IRS issued new regulations under Section 7874 of the Code. The IRS further indicated that it intends to issue additional regulations with respect to transactions where a U.S. corporation contributes assets, including subsidiary equity interests, to a foreign corporation and distributes the shares of such corporation, as in the Separation. Our understanding of the IRS’s plans regarding these forthcoming regulations is that they would apply to the Separation only if the value of assets held by Ocwen’s corporate or partnership subsidiary entities (either currently, or those that were distributed from such entities as part of the plan encompassing the Separation) exceeds, in the aggregate, 60% of the value of Altisource when contributed to Altisource. It is not certain, however, what these regulations will provide for once adopted. Prior to completing the Separation, Ocwen’s board of directors will require Ocwen and Altisource to receive a valuation from an independent valuation firm that will enable the Company to determine whether the value of these assets is less than 60% of the value of Altisource. Because we believe the value of these assets does not exceed the 60% threshold, as we expect to be confirmed by information we derive from the independent valuation, we do not believe that Code Section 7874 applies to the Separation. The independent valuation is not binding on the IRS. If the IRS were to successfully challenge this valuation, and find that the value of these assets exceeds 60% of the value of Altisource, then Ocwen would not be permitted to offset gain recognized on the transfer of these assets to Altisource with net operating losses, tax credits or other tax attributes. This could materially increase the tax cost to Ocwen of the Separation. If the IRS were to successfully challenge this valuation and find that the value of these assets exceeded 80% of the value of Altisource, then instead of recognition of gain on the transfer of the assets to Altisource, Altisource would be treated as a U.S. domestic corporation. As such, without further changes to the Code or to its legal structure, Altisource would pay income taxes in both the U.S. and Luxembourg with no deduction or credit for taxes paid to the other country. This would have a material adverse impact on Altisource’s worldwide tax expense.

We could be required to expend significant money and time in order to comply with the provisions of Section 404 of the Sarbanes-Oxley Act beginning in 2010.

Although Ocwen is currently subject to Section 404 of the Sarbanes-Oxley Act, Altisource will not be subject to the provisions of the act until 2010. In evaluating the internal control structure as a separate stand-alone entity, we may be required to expend significant financial resources and divert time that management would otherwise have to operate our business in order to become compliant with the regulations of the act, which could have an impact on our results of operations.

RISKS RELATED TO OUR BUSINESS IN GENERAL:

Our business is dependent on our ability to grow, and an inability to attract new customers could adversely affect us.

Our business is dependent on our ability to grow which is affected by our ability to retain and expand our existing client relationships and our ability to attract new customers. Our ability to retain existing customers and expand those relationships is subject to a number of risks including the risk that:

•	we do not maintain or improve the quality of services that we provide to our customers;

•	we do not maintain or improve the level of attention expected by our customers;

•	we do not successfully leverage our existing client relationships to sell additional services; and

•	we do not provide competitively priced services.

We may expend significant resources in order to attract new customers. Our ability to attract new customers is subject to a number of risks including:

•	the market acceptance of our service offerings;

•	the quality and effectiveness of our sales force; and

•	the competitive factors within the mortgage and receivables management industries.

If our efforts to retain and expand our client relationships and to attract new customers do not prove effective, it could have a materially adverse effect on our business, results of operations and financial condition.

Our continuing relationship with Ocwen may inhibit our ability to obtain and retain other customers that compete with Ocwen.

Our chairman currently owns 27.1% of Ocwen’s common stock and will own 27.1% of our common stock as of the Separation Date, subject to dilution due to stock option exercises or conversion of some or all of Ocwen’s 3.25% Contingent Convertible Unsecured Senior Notes due 2024. We generated approximately 40.1% of our revenues in 2008 from Ocwen. For up to two years following the Separation, we and Ocwen will provide transition services to each other. We also expect to retain Ocwen as a significant customer for the foreseeable future. Given this close and continuing relationship with Ocwen, we may encounter difficulties in obtaining and retaining other customers who compete with Ocwen. Should these other potential customers continue to view Altisource as part of Ocwen or as too closely related to or dependent upon Ocwen, they may be unwilling to utilize our services and our growth could be inhibited as a result.

A substantial part of our revenues and external cash flows will be generated by providing outsourcing services to Ocwen, and we are exposed to the risk of Ocwen’s termination, non-renewal or inability to pay for such services.

We currently generate approximately 40% of our revenue from Ocwen. After the Separation, Ocwen will be contractually obligated to purchase services (subject to termination under certain provisions) from us as more fully described in “Relationship Between Ocwen and Us Following the Separation.” These services include, but are not limited to, the following:

Mortgage Services	Technology Products

• valuation services	• residential loan servicing software
• residential due diligence	• vendor management and order fulfillment software
• residential fulfillment support services	• default resolution services
• real estate management and sales	• IT infrastructure support
• property inspection and preservation services	• invoice presentment and payment software
• closing and title services	• commercial loan servicing software
• homeowner outreach	Financial Services
• trustee foreclosure services	• mortgage charge-off and deficiency collections

Ocwen is not restricted from redeveloping these services internally after the Separation. Furthermore, we expect, at least in the near term, we may generate an even greater portion of our revenue from Ocwen. If Ocwen either cancels services provided by us or is no longer able to pay for our services, it would have a materially adverse effect on our business, results of operations and financial condition and cash flows which we may not be able to survive.

Additionally, Altisource may not identify all or accurately price the services and transition services provided to Ocwen. We will have diminished leverage with Ocwen after the Separation and could achieve lower margins than originally budgeted. We may not be able to renegotiate executed agreements and pre-determined rate cards which could result in our earning lower margins or incurring a loss on services provided. This situation may result in our being legally required to provide services at below market rates. The inability to renegotiate contracts would adversely affect our results of operations and financial condition.

We are dependent on certain key customer relationships, the loss or inability to pay of any of which could reduce our revenues.

In addition to our relationship with Ocwen described above, we are dependent on a few key customers for a significant portion of our revenues, particularly within our Financial Services segment where American Express accounted for 25.8% of our 2008 revenues. Our relationship with American Express is governed by an agreement, which generally sets out the guidelines on which we will provide services to American Express, although each separate assignment for American Express must be separately agreed to by American Express and is separate from the agreement. American Express is not contractually obligated to continue to use our services at historical levels or at all. The relationship is terminable by American Express by giving 30 days prior written notice to us. While no other individual client represents more than 10% of our consolidated revenues, we are exposed to customer concentration. Most of our customers are not contractually obligated to continue to use our services at historical levels or at all. The loss of any of these key customers or their failure to pay us could reduce our revenues and adversely affect results of operations.

The application of our integrated technology solutions to additional processes may not achieve consistent results, thereby adversely affecting our results of operations and financial condition.

Our business plan involves applying our integrated technology solutions to processes that have not previously had them applied. There can be no assurance that this expanded use of integrated technology, including our scripts and decisions models, will be as successful in our processes as compared to previous applications to other processes such as servicing. If we are less successful than anticipated, we could experience a negative impact on our results of operations and financial condition.

If we do not adapt our services to changes in technology or in the marketplace, or if our ongoing efforts to upgrade our technology are not successful, we could lose customers and have difficulty attracting new customers for our services.

The markets for our services are characterized by constant technological changes, frequent introductions of new services and evolving industry standards. Our future success will be significantly affected by our ability to enhance our current services and develop and introduce new services that address the increasingly sophisticated needs of our customers and their customers. These initiatives carry the risks associated with any new service development effort including cost overruns, delays in delivery and performance monitoring. There can be no assurance that we will be successful in developing, marketing and selling new services that meet these changing demands; that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these services; or that our new services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance, which could have a negative impact on our financial condition and results of operations.

We operate in a competitive business environment, and if we are unable to compete effectively, our results of operations and financial condition may be adversely affected.

The markets for our services are intensely competitive. Our competitors vary in size and in the scope and breadth of the services they offer. We compete for existing and new customers against both third parties and in-house capabilities of our customers. Some of our competitors have substantial resources and are better known in the marketplace. In addition, we expect that the markets in which we compete will continue to attract new competitors and new technologies. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures we face in the markets in which we operate will not materially adversely affect our business, financial condition and results of operations.

Some of our contracts contain provisions which, if triggered, could result in lower future revenues and have a material adverse effect on our business, results of operation and financial condition.

Many contracts contain provisions that would require us to pay penalties and/or provide the right to terminate the contract if we do not meet pre-agreed service level requirements. If we are unable to meet these requirements, significant penalties may be imposed which in turn could have a material adverse effect on our business, results of operations and financial condition.

We could have conflicts with Ocwen, and the Chairman of our Board of Directors, and other officers and directors could have conflicts of interest due to their relationships with Ocwen and Altisource, which may be resolved in a manner adverse to us.

Conflicts may arise between Ocwen and Altisource as a result of our ongoing agreements and the nature of our respective businesses. Among other things, we will become a party to a variety of agreements with Ocwen in connection with the Separation, and we may enter into further agreements with Ocwen after the Separation. Certain of our executive officers and directors may be subject to conflicts of interest with respect to such agreements and other matters due to their relationships with Ocwen.

William C. Erbey, who will become our non-executive Chairman of the Board as a result of the Separation, is currently the Chief Executive Officer and Chairman of the Board of Ocwen. As a result, he has obligations to us as well as to Ocwen and may potentially have conflicts of interest with respect to matters potentially or actually involving or affecting us and Ocwen.

Mr. Erbey owns substantial amounts of Ocwen common stock and stock options because of his relationships with Ocwen. In addition, certain of our directors and executive officers, including Mr. Shepro who also serves as a director, also own Ocwen stock and stock options due to similar current or past relationships with Ocwen. Such ownership could create or appear to create potential conflicts of interest when our non-executive Chairman of the Board and executive officers are faced with decisions that involve Ocwen, Altisource or any of their respective subsidiaries.

Matters that could give rise to conflicts between us and Ocwen include, among other things:

•	our ongoing and future relationships with Ocwen, including related party agreements and other arrangements with respect to the administration of tax matters, employee benefits, indemnification and other matters;

•	the quality and pricing of services that we have agreed to provide to Ocwen or that it has agreed to provide to us; and

•	any competitive actions by Ocwen.

Ocwen is not limited in its ability to compete with us. Although we derive a substantial portion of our revenues within our Mortgage Services and Technology Products divisions from Ocwen, Ocwen is under no obligation to deal exclusively with us. However, the long-term services agreements contain a right of first opportunity in the event Ocwen seeks additional related services, which obligates Ocwen to seek such services from us before negotiating with other third parties. We will also seek to manage these potential conflicts through dispute resolution and other provisions of our agreements with Ocwen and through oversight by independent members of our Board of Directors. There can be no assurance that such measures will be effective, that we will be able to resolve all conflicts with Ocwen or that the resolution of any such conflicts will be no less favorable to us than if we were dealing with a third party.

Our success depends on our senior management team, and if we are not able to retain them, it could have a material adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team. We depend on the services of members of our senior management team to, among other things, continue the development and implementation of our growth strategies and maintain and develop our client relationships.

Our global operations expose us to risks including fluctuations in currency exchange rates that could adversely affect our results of operations.

We provide services through global locations primarily in Canada, India, the United States, Luxembourg and Uruguay. Any political or economic instability in these countries could result in our having to replace or reduce our operations which may impact our costs, including labor costs, and have an adverse impact on our results of operations. A decrease in the value of the U.S. dollar in relation to the currencies of the countries in which we operate could increase our cost of doing business in those countries. In addition, we expect to expand our operations in existing as well as other countries and, accordingly, will face similar risks with respect to the costs of doing business in such countries including the effect of any decreases in the value of the U.S. dollar in relation to the currencies of such countries. We currently do not intend to hedge these risks, and if we do so in the future, there is no guarantee that we will successfully hedge them.

The continuing crisis in the credit markets may restrict our liquidity and may make it difficult or impossible for us to obtain any required additional financing.

The domestic and international credit markets continue to experience significant dislocation. In the event that we need additional financing for our business or for acquisitions, we may have a difficult time obtaining that financing. In addition, the crisis in the credit markets may have an adverse effect on our customers.

We are dependent on our employees, and an increase in our turnover rate could have a material adverse effect.

We are dependent on our ability to attract, hire and retain qualified employees. Our industry, by its nature, is labor intensive and experiences a high employee turnover rate. Many of our employees receive modest hourly wages, and some of these employees are employed on a part-time basis. A higher turnover rate among our employees would increase our recruiting and training costs and could adversely impact the quality of services we provide to our customers. If we were unable to recruit and retain a sufficient number of employees, we would be forced to limit our growth or possibly curtail our operations. Growth in our business requires us to recruit and train qualified personnel at an accelerated rate from time to time. We cannot assure you that we will be able to continue to hire, train and retain a sufficient number of qualified employees to meet the needs of our business or to support our growth. If we are unable to do so, our results of operations could be harmed. Any increase in hourly wages, costs of employee benefits or employment taxes could also have a materially adverse affect on our results of operations.

Technology failures could damage our business operations and increase our costs.

The financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions or failures may interrupt or delay our ability to provide services to our customers. Since we operate on a global basis, we utilize the services of third-party vendors to provide us telecommunication services. Any sustained and repeated disruptions in these services may have an adverse impact on our costs. The secure transmission of confidential information over the Internet is essential to maintaining consumer confidence. Security breaches, acts of vandalism and developments in computer capabilities could result in a compromise or breach of the technology that we use to protect our customers’ personal information and transaction data. Consumers generally are concerned with security breaches and privacy on the Internet, and Congress or individual states could enact new laws regulating the electronic commerce market that could adversely affect us and our results of operations.

If we fail to comply with privacy regulations imposed on providers of services to financial institutions, our business could be harmed.

As a provider of services to financial institutions, we are bound by the same limitations on disclosure of the information we receive from our customers that apply to the financial institutions themselves. If we fail to comply with these regulations, we could be exposed to suits for breach of contract or to governmental proceedings; our customer relationships and reputation could be harmed; and we could be inhibited in our ability to obtain new customers. In addition, the adoption of more restrictive privacy laws or rules in the future on the federal or state level could have an adverse impact on us.

Consolidation in the Banking and Financial Services industry could adversely affect our revenues by eliminating some of our existing and potential customers and could make us more dependent on a more limited number of customers.

There has been and continues to be substantial merger, acquisition and consolidation activity and outright failure of entities in the Banking and Financial Services industry. Mergers, consolidations and failures of banks and financial institutions in the future could reduce the number of our customers and potential customers which could adversely affect our revenues even if these events do not reduce the aggregate activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our services, they may discontinue or reduce their use of our services. In addition, it is possible that the larger banks or financial institutions resulting from mergers or consolidations would have greater leverage in negotiating terms with us or could decide to perform in-house some or all of the services which we currently provide or could provide. Any of these developments could have a material adverse effect on our business and results of operations.

Our business is subject to extensive regulation, and failure to comply with existing or new regulations may adversely impact us.

Our business is subject to extensive regulation by federal, state and local governmental authorities including the Federal Trade Commission and the state agencies that license certain of our mortgage related services and collection services. We also must comply with a number of federal, state and local consumer protection laws including, among others, the Gramm-Leach-Bliley Act, the Fair Debt Collection Practices Act, the Real Estate Settlement Procedures Act, the Truth in Lending Act, the Fair Credit Reporting Act and the Homeowners Protection Act. These statutes apply to debt collection, foreclosure and claims handling, and they mandate certain disclosures and notices to borrowers. These requirements can and do change as statutes and regulations are enacted, promulgated or amended.

We are subject to certain federal, state and local consumer protection provisions. We also are subject to licensing and regulation as a mortgage service provider and/or debt collector in a number of states. We are subject to audits and examinations that are conducted by the states in which we do business. Our employees and businesses that sell title insurance products and real estate services may be required to be licensed by various state commissions for the particular type of product sold and to participate in regular continuing education programs. From time to time, we receive requests from state and other agencies for records, documents and information regarding our policies, procedures and practices regarding our mortgage services and debt collection business activities. We incur significant ongoing costs to comply with governmental regulations.

The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict mortgage service activities. If our regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements which could further adversely affect our results of operations or financial condition. In addition, our failure to comply with these laws and regulations can possibly lead to civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties, and litigation, including class action lawsuits or administrative enforcement actions. Any of these outcomes could harm our results of operations or financial condition.

RISKS AFFECTING OUR MORTGAGE SERVICES BUSINESS:

Mortgage Services is affected by seasonality, and our quarterly revenues could vary as a result.

Seasonality affects loan originations, as loan originations and payoffs are typically at their lowest levels during the first and fourth quarters due to a reduced level of home buying activity during the winter months. Loan originations and payoffs generally increase during the warmer months beginning in March and continuing through October. As a result, we may experience higher earnings in the second and third quarters and lower earnings in the first and fourth quarters.

Decreased lending and real estate activity may reduce demand for certain of our services and adversely affect our results of operations.

The recent dislocation in the mortgage market has resulted in an unprecedented decline in the number of loans originated, and our revenues related to services that support the loan origination market have been impacted negatively as a result.

In addition, recently the Office of Federal Housing Oversight (now known as the Federal Housing Finance Administration) increased the amounts of mortgage loans that Government Sponsored Entities (“GSEs”) are allowed to hold in their portfolios. The GSEs’ purchase of mortgage loans that are currently made on a non-agency basis effectively shrinks the size of the non-agency mortgage market. Mortgage loans that are insured by the Federal Housing Administration, referred to as FHA loans, are known as agency loans. Mortgages that are not FHA loans are known as non-agency loans. Our customers primarily service mortgages that are not insured by the FHA and therefore are non-agency mortgages. If the GSEs use their expanded authority or if these changes are extended or made permanent, our customers may reduce their involvement in the market for non-agency loans resulting in a reduction in securitization activity and demand for all of our mortgage services. Similarly, the expanding role of the Federal Housing Administration to include issuing mortgages to borrowers who were previously candidates for subprime mortgages may also decrease the demand for non-agency mortgages and may result in a reduction in securitization activity and demand for our services. While we do provide limited services to one of the GSEs, we may not be able to maintain or increase the amount of services we provide to the GSEs in amounts satisfactory to offset the decline in services provided to other customers. Further, in the event that levels of home ownership were to decline or other factors were to reduce the aggregate number of U.S. mortgage loans, our revenues from Mortgage Services and Technology Products could be adversely affected.

In the wake of the current crisis in the mortgage market, there could be adverse regulatory consequences or litigation that could affect us.

Various aspects of our businesses are subject to federal and state regulation. The sharp rise in home foreclosures that started in the United States during the fall of 2006 and accelerated in 2007 and 2008 has begun to result in investigations and lawsuits against various parties commenced by various governmental authorities and third parties. It also has resulted in governmental review of aspects of the mortgage lending business which may lead to greater regulation in areas such as appraisals, default management, loan closings and regulatory reporting. Such actions and proceedings could have adverse consequences that could affect our business.

Over the last few months, the New York Attorney General (“NYAG”) has been conducting an inquiry into various practices in the mortgage market, including a review of the possibility that conflicts of interest have in some cases affected the accuracy of property appraisals. To our knowledge, the NYAG’s inquiry does not specifically focus on Ocwen or the Altisource business or its or their practices. Recently, the NYAG announced a resolution of a portion of this inquiry with respect to the GSEs, the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Under agreements entered into with the NYAG,

Fannie Mae and Freddie Mac each committed to adopt a new Home Valuation Code of Conduct referred to as the Home Valuation Code. This Home Valuation Code establishes requirements governing appraiser selection, compensation, conflicts of interest and corporate independence, among other matters. Both Fannie Mae and Freddie Mac have agreed that they will not purchase any single family mortgage loans, other than government-insured loans, originated after January 1, 2009 from mortgage originators that have not adopted the Home Valuation Code with respect to such loans. Among other things, the Home Valuation Code prohibits mortgage lenders from utilizing any appraisal report prepared by an appraiser employed by the lender, an affiliate of the lender, a real estate settlement services provider or an affiliate of a real estate settlement services provider.

At this time, we are unable to predict the ultimate effect of the Home Valuation Code on our business or results of operations.

States might hinder or restrict our ability to provide title services.

The title agency and related services we provide are conducted through an underwritten title company, title agencies and individual title officers. Our title agency is domiciled in Florida and generally is limited by requirements to maintain specified levels of net worth and working capital and to obtain and maintain a license when required in each of the states in which it operates. Title agencies also are subject to regulation by the insurance or banking regulators in many jurisdictions. These regulators generally require, among other items, that agents and individuals obtain and maintain a license and be appointed by a title insurer. States might deny us the ability to provide title services, or we may be limited in our ability to work with underwriters in certain states.

Regulation of the legal profession may constrain our operations and could impair our ability to provide services to our customers and reduce our revenues and profitability.

Each state has adopted laws, regulations and codes of ethics that provide for the licensure of attorneys which grants attorneys the exclusive right to practice law and places restrictions upon the activities of licensed attorneys. The boundaries of the “practice of law,” however, are indistinct, vary from one state to another and are the product of complex interactions among state law, bar associations and constitutional law formulated by the U.S. Supreme Court. Many states define the practice of law to include the giving of advice and opinions regarding another person’s legal rights, the preparation of legal documents or the preparation of court documents for another person. In addition, all states and the American Bar Association prohibit attorneys from sharing fees for legal services with non-attorneys.

Pursuant to services agreements between us and our law firm customers, we provide mortgage default processing services. Current laws, regulations and codes of ethics related to the practice of law pose the following principal risks:

•	State or local bar associations, state or local prosecutors or other persons may challenge the services provided by us as constituting the unauthorized practice of law. Any such challenge could have a disruptive effect upon the operations of our business including the diversion of significant time and attention of our senior management. We also may incur significant expenses in connection with such a challenge including substantial fees for attorneys and other professional advisors. If a challenge to our operations were successful we may need to materially modify our professional services operations in a manner that could adversely affect our revenues and profitability, and we could be subject to a range of penalties that could damage our reputation in the legal markets we serve. In addition, any similar challenge to the operations of our law firm customers could adversely impact their mortgage default business which would in turn adversely affect our revenues and profitability; and

•	The services agreements to which we are a party could be deemed to be unenforceable if a court were to determine that such agreements constituted an impermissible fee sharing arrangement between the law firm and us.

Applicable laws, regulations and codes of ethics, including their interpretation and enforcement, could change in a manner that restricts our operations. Any such change in laws, policies or practices could increase our cost of doing business or adversely affect our revenues and profitability.

RISKS AFFECTING OUR FINANCIAL SERVICES BUSINESS:

Decreases in our contingency collections due to economic conditions in the United States may have an adverse effect on our results of operations, revenue and profitability.

Deterioration in economic conditions in the United States may lead to higher rates of unemployment and decrease the ability of consumers to pay their debts. Defaulted consumer loans and accounts that we service generally are unsecured, and we may be unable to collect these loans in the case of personal bankruptcy of a consumer or upon the expiration of the statute of limitations on the account. Increases in unemployment rates may result in a decline in our collections which may adversely impact our results of operations, revenue and profitability.

Most of our accounts receivable or collection contracts do not require customers to place accounts with us, may be terminated on 30 or 60 days notice and are on a contingent fee basis. We cannot guarantee that existing customers will continue to use our services at historical levels.

Under the terms of most of our contracts, customers are not required to give accounts to us for collection and usually have the right to terminate our services on 30 or 60 days notice. American Express is not contractually obligated to continue to use our services at historical levels or at all. The relationship with American Express is terminable by American Express by giving 30 days prior written notice to us. Accordingly, we cannot guarantee that existing customers will continue to use our services at historical levels. In addition, most of these contracts provide that we are entitled to a fee only when we collect accounts. Therefore, for these contracts, we can only recognize revenues upon the collection of funds on behalf of customers.

The Credit Card Accountability, Responsibility, and Disclosure Act of 2009 (the “CARD Act”) may have a negative impact on our business or that of our customers.

The CARD Act was signed into law by the President of the United States on May 22, 2009. The CARD Act limits when issuers of consumer credit cards can increase interest rates and bans billing and payment practices that the Federal Reserve calls “unfair or deceptive.” Although Altisource is not an issuer of consumer credit cards, the majority of our customers in the Financial Services segment do issue consumer credit cards and likely will be impacted by this new legislation. In that regard, indications suggest that the CARD Act will result in curtailing the amount of credit card business these customers generate and therefore may reduce the number and dollar value of accounts that these customers place with us. The resulting impact could be a future reduction of the revenues of this segment.

Consumer resistance to outbound services could harm the customer relationship management services industry.

As the customer relationship management services, or CRM, industry continues to grow, the effectiveness of CRM services as a direct marketing tool may decrease as a result of consumer saturation and increased consumer resistance to customer acquisition activities. This could result in a decrease in the demand for our CRM services.

Financial Services is affected by seasonality, and our quarterly revenues could vary as a result.

The Financial Services receivables management business is subject to moderate seasonality with collections revenue typically higher in the first calendar quarter of each year because consumers typically use income tax refunds to make payments on debts. The collection levels generally are lower in the remainder of the year.

RISKS AFFECTING OUR TECHNOLOGY PRODUCTS BUSINESS:

We have a long sales cycle for many of our technology solutions, and if we fail to close sales after expending significant time and resources to do so, our business, financial condition, and results of operations may be adversely affected.

Potential customers generally commit significant resources to an evaluation of available technology solutions and require us to expend substantial time, effort and money educating them as to the value of our technology solutions and services. As a result, we may incur substantial costs in order to obtain each new customer. We may expend significant funds and management resources during the sales cycle and ultimately fail to close the sale. Our sales cycle may be extended due to our customers’ budgetary constraints or for other reasons. If we are unsuccessful in closing sales after expending significant funds and management resources or if we experience delays, it could have a material adverse effect on our business, financial condition and results of operations.

We may experience defects, development delays and installation difficulties with respect to our technology solutions that would harm our business and reputation and expose us to potential liability.

Many of our services are based on sophisticated software and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services occasionally have contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our customers. Defects in our technology solutions, errors or delays in the processing of electronic transactions or other difficulties could result in one or more of the following:

•	interruption of business operations;

•	delay in market acceptance;

•	additional development and remediation costs;

•	diversion of technical and other resources;

•	loss of customers;

•	negative publicity; or

•	exposure to liability claims.

We may experience difficulty in gaining new customers, which may adversely affect our growth.

In our Technology Products business, we face direct competition from third parties. Further, because many of our larger potential customers historically have developed their key processing applications in-house, we often compete against our potential customers’ in-house capabilities. As a result, gaining new customers in our Technology Products business can be difficult. For banks, loan servicers and other potential customers, switching from an internally designed system to an outside vendor or from one vendor of mortgage processing services to a new vendor is a significant undertaking. Many potential customers worry about potential disadvantages such as loss of functionality, increased costs and business disruption. As a result, potential customers often resist change. There can be no assurance that our strategies for overcoming potential customers’ reluctance to change will be successful, and this resistance may adversely affect our growth.

FORWARD-LOOKING STATEMENTS

This Information Statement contains forward-looking statements that relate to, among other things, our future financial and operating results. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of these terms and other comparable terminology including, but not limited to the following:

•	assumptions related to the sources of liquidity and the adequacy of financial resources;

•	assumptions about our ability to grow our business;

•	assumptions about our ability to reduce our cost structure;

•	expectations as to the effect of resolution of pending legal proceedings on our financial condition; and

•	estimates regarding our reserves and valuations.

Forward-looking statements are not guarantees of future performance and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the risks discussed in “Risk Factors” and the following:

•	our ability to retain existing customers and attract new customers;

•	general economic and market conditions;

•	governmental regulations, taxes and policies; and

•	availability of adequate and timely sources of liquidity.

Further information on the risks specific to our business are detailed within this report. Forward-looking statements speak only as of the date they are made and should not be relied upon. Altisource undertakes no obligation to update or revise forward-looking statements.

THE SEPARATION

Introduction

On November 12, 2008, the Board of Directors of Ocwen authorized management to pursue a separation from Ocwen of most of Ocwen’s knowledge process outsourcing business for the reasons discussed below.

After considering several factors, management and the Board of Directors concluded that the most effective way to effectuate this separation was to restructure the knowledge process outsourcing business to move it within Altisource, and then to effect a tax-free distribution of Altisource to Ocwen’s shareholders. The restructuring is necessary because certain aspects of the knowledge outsourcing business are integrated within the mortgage servicing operations of Ocwen. Altisource Portfolio Solutions S.A. was incorporated under the laws of Luxembourg on November 4, 1999 as Ocwen Luxembourg S.à r.l., renamed Altisource Portfolio Solutions S.à r.l. on May 12, 2009 and converted into a Luxembourg société anonyme, Altisource Portfolio Solutions S.A., on June 5, 2009. Altisource Portfolio Solutions S.A. has served as the principal holding company of Ocwen’s international operations since inception, including those of the knowledge process outsourcing business. We chose Altisource Portfolio Solutions S.A. as the most desirable entity under which to restructure the knowledge processing business given its existing ownership of most of the global operations of the knowledge processing business, central location to the various operations that ultimately will conduct business as Altisource and consideration of the structure of existing and potential competitors in order to position Altisource to compete in an effective manner.

Given the need to consolidate the businesses that perform Altisource’s operations and the selection of Altisource Portfolio Solutions S.A., Ocwen will incur taxes to the extent that the fair market value of a transferred asset exceeds Ocwen’s basis in such assets in accordance with section 367(a) of the Code.

Once the Restructuring is completed, and subsequent to certain conditions including but not limited to confirmation of the tax-free treatment of the spin-off, necessary regulatory approvals, any required lender counterparty consents and final approval by the Ocwen Board of Directors, Ocwen will distribute its ownership in Altisource to existing shareholders as of the Record Date in a transaction commonly referred to as a tax-free spin-off in accordance with Section 355 of the Code. Ocwen’s shareholders will receive one share of Altisource common stock for every three shares of Ocwen common stock they hold on the Record Date, as described below. We expect the Distribution to be effected on or about [          ], 2009 to holders of outstanding Ocwen common stock as of 5:00 p.m., Eastern Time, on [          ], 2009, the Record Date. Ocwen shareholders will not be required to pay any cash or other consideration or to surrender or exchange their shares of Ocwen common stock to receive Altisource common stock.

Business Reasons for the Separation

Ocwen and Altisource operate under different business models and cater to different customers. Ocwen is a mortgage loan servicer while Altisource is a knowledge process outsourcing business whose product offerings of valuation services, default processing services, real estate sales, asset recovery, customer relationship management and other services are utilized by a diverse set of businesses. Given our heritage, Ocwen will initially be our largest customer; however, we are focused on diversifying our revenue base by increasing our revenues from other customers over time. Since many of Altisource’s potential customers are also servicers, we believe that the Separation will result in fewer of our potential customers viewing us as a competitor.

The Board of Directors and management of Ocwen considered a number of strategies to position Altisource’s operations separately from Ocwen’s operations so that resources are deployed and activities are pursued in the best interests of both lines of business maximizing value for shareholders. Pursuant to the direction of the Board of Directors, early in 2008 management began analyzing several strategic alternatives. Among the possible alternatives discussed were the separation of Ocwen’s servicing business and separation of Ocwen’s knowledge process outsourcing business.

The Number of Altisource Shares Ocwen’s Shareholders Will Receive

The Separation will be made on the basis of one share of Altisource common stock for every three shares of Ocwen common stock. As such, for every three shares of Ocwen common stock that you owned at the close of business on [          ], 2009, the Record Date, you will receive one share of our common stock on the Separation Date. Based on the number of Ocwen shares outstanding on the Record Date and the Separation Ratio, approximately [          ] shares of Altisource common stock will be distributed to Ocwen shareholders. As a result of the Separation, 100 percent of the outstanding Altisource common stock will be distributed to Ocwen shareholders on a pro rata basis.

When and How Will You Receive Altisource Common Stock

Ocwen will use a book entry system to distribute shares of Altisource common stock. No stock certificates will be issued for Altisource common stock. Following the Separation, each record holder of Ocwen common stock on the Record Date will receive from the transfer agent a statement of the amount of Altisource common shares credited to his or her account. If you were not a record holder of Ocwen common stock on the Record Date because your shares are held on your behalf by your broker or other nominee, your shares of Altisource common stock should be credited to your broker or other nominee on or about [          ], 2009.

No action is required by you in order to receive Altisource shares in the Separation, and you do not have to surrender or exchange your shares of Ocwen stock or pay cash or any other consideration to receive your shares of Altisource common stock. The number of shares of Ocwen common stock that you currently own will not change as a result of the Separation.

We anticipate that on [          ], 2009, Ocwen will deliver to our transfer agent all of the shares of our common stock to be distributed. On that day, the transfer agent will credit the accounts of registered holders of Ocwen common stock entitled to the distribution. For those holders of Ocwen common stock who hold their shares through a broker, bank or other nominee, the transfer agent will credit the shares of our common stock to the accounts of those nominees who are registered holders, and they in turn will credit their customers’ accounts with our common stock. We anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with our common stock on the same day that their accounts are credited which is expected to be the Separation Date.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of Altisource common stock in connection with the delivery of Altisource shares pursuant to the Separation. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the Separation Date. Those holders then will receive a cash payment, in the form of a check, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. If you physically hold your Ocwen share certificates on the Record Date, your check for any cash that you may be entitled to receive instead of fractional shares of Altisource common stock will be mailed to you separately.

We expect that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures, and that brokers or other nominees may request the transfer agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details. Neither Ocwen, Altisource nor our transfer agent will guarantee any minimum sale price for the fractional shares of our common stock or pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders. See “The Separation — Certain United States Federal Income Tax Consequences of the Separation.”

Listing and Trading of the Shares of Altisource Common Stock

You should consult and discuss with your own financial advisors, such as your broker or tax advisor, regarding the retention, sale or purchase of, or other transactions involving shares of, Ocwen common stock or Altisource common stock. Ocwen and Altisource do not make recommendations on the retention, sale or purchase of, or other transactions involving shares of Ocwen common stock or shares of Altisource common stock. If you do decide to sell any shares, you should make sure your broker or other nominee understands whether you want to sell your shares of Ocwen common stock, your shares of Altisource common stock or both.

Altisource has applied to list its common stock on The NASDAQ Stock Market LLC.

The following information may be helpful in discussions with your broker or other nominee.

“When-issued” trading of the shares of Altisource common stock is expected to begin on [          ], 2009. In the context of a spin-off, when-issued trading refers to securities transactions made on or before the Separation Date and made conditionally because the securities of the distributed entity have not yet been distributed. When-issued trades generally settle within three trading days after the Separation Date. On the first trading day following the Separation Date, all when-issued trading, if any, will end, and “regular-way” trading in shares of Altisource common stock will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the transaction. If the Separation does not occur, all when-issued trading will be null and void.

On [          ], 2009, Ocwen’s common stock will begin to trade in two markets on the NYSE: a “regular way” market and an “ex-distribution” market. Between the Record Date and consummation of the Separation, shares of Ocwen common stock that are sold on the regular way market will include an entitlement to receive shares of Altisource common stock distributable in the Separation. Conversely, shares sold in the ex-distribution market will not include an entitlement to receive shares of Altisource distributable in the Separation, as the entitlement will remain with the original holder. Therefore, if you own shares of Ocwen common stock on the Record Date and thereafter sell those shares in the regular way market on or prior to the Separation Date, you will also be selling the shares of Altisource common stock that would have been distributed to you with respect to the shares of Ocwen common stock you sell. If you own shares of Ocwen common stock on the Record Date and thereafter sell those shares in the ex-distribution market on or prior to the Separation Date, you will still receive the shares of Altisource common stock in the Separation. On the first trading day following the Separation Date, all shares of Ocwen common stock will trade without any entitlement to receive shares of Altisource common stock.

Shares of Altisource common stock distributed to Ocwen shareholders will be freely transferable except for such shares that are distributed to persons who are “affiliates” under the Securities Act of 1933, as amended (the “Securities Act”). Individuals or entities may be deemed to be Altisource affiliates if they control, are controlled by, or are under common control with, Altisource; such persons may include certain of our Directors, officers and significant shareholders. In addition, individuals who are affiliates of Ocwen on the Separation Date may be deemed to be affiliates of Altisource. Persons who are Altisource affiliates will be permitted to sell their shares of Altisource common stock only pursuant to an effective registration statement under the Securities Act, an exemption from the registration requirements of the Securities Act or pursuant to Rule 144 under the Securities Act. In general, under Rule 144, an affiliate who receives shares of Altisource common stock in the Separation is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of common stock; and

•	the average weekly trading volume of the Altisource common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission (the “SEC”).

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale and the availability of current public information about Altisource.

There can be no assurance as to whether the shares of Altisource common stock will be actively traded or as to the prices at which the shares of Altisource common stock will trade. Until the shares of Altisource common stock are fully distributed and an orderly regular-way market develops, the prices at which shares trade may fluctuate significantly and may be lower than the price that may be expected for a fully distributed issue. Prices for shares of Altisource common stock in the marketplace will be influenced by many factors. For a detailed discussion of these and other risks, please refer to “Risk Factors.”

Following the Separation, Ocwen common stock will continue to be listed and traded on the NYSE under the symbol “OCN.” As a result of the Separation, the trading price of Ocwen common stock immediately following the Separation may be lower than the trading price of Ocwen common stock immediately prior to the Separation. Further, the combined trading prices of Ocwen common stock and Altisource common stock after the Separation may be less than the trading prices of Ocwen common stock immediately prior to the Separation. In addition, if the Separation were to trigger conversion rights under the approximately $56,445 in aggregate outstanding principal amount of Ocwen’s 3.25% Contingent Convertible Unsecured Senior Notes due 2024, a further dilutive effect on Ocwen’s share price might occur as a result. Conversion rights would be triggered if the value of the Altisource common stock distributed in the Distribution has a per share value exceeding 10% of the closing sales price of the Ocwen common stock on the business day preceding the announcement of the Separation. In addition, regardless of whether the conversion rights are triggered, the Distribution will result in an increase in the conversion rate under the convertible notes, which is the ratio of the number of shares of Ocwen stock into which the notes are convertible. Such increase will be calculated in accordance with a formula set forth in the convertible notes’ governing documents, and will result in an increase in the number of shares of Ocwen common stock into which the convertible notes are convertible after the Distribution, and a further dilutive effect on Ocwen’s share price might occur as a result.

Even though Ocwen is currently a publicly-held company, there can be no assurance as to the prices at which the Ocwen common stock will trade following the Separation. Some Ocwen shareholders may decide that they do not want shares in a company whose operations primarily are limited to the mortgage servicing business and may sell their Ocwen common stock following the Separation. This and other factors may delay or hinder the return to an orderly trading market in the Ocwen common stock following the Separation. The nature of the trading market and prices for Ocwen common stock after the Separation will be influenced by many factors. For a detailed discussion of these and other risks, please refer to “Risk Factors.”

Treatment of Outstanding Ocwen Stock Options Held by Our Employees and Directors

Ocwen stock options currently outstanding under Ocwen’s various equity compensation plans will be adjusted to reflect the value of Altisource stock distributed to Ocwen shareholders. At the Separation Date, all holders of

Ocwen stock awards, including Altisource employees and those who will remain with Ocwen after the Separation, will receive the following:

•	a new Altisource stock option (issued by Altisource) to acquire the number of shares of Altisource common stock equal to the product of (a) the number of Ocwen stock options held on the Separation Date and (b) the distribution ratio of one share of Altisource common stock for every three shares of Ocwen common stock; and

•	an adjusted Ocwen option for the same number of shares of Ocwen common stock with a reduced exercise price per stock option.

We will determine the exercise price of the new Altisource stock option and the adjusted Ocwen option based on the exercise price ratio. We will calculate the exercise price ratio for each individual stock option based on the ratio of the grant date exercise price of the individual stock option to the fair market value of the Ocwen stock immediately prior to the Separation. For example, assume that the Ocwen stock trades at $12.00 immediately prior to the Separation, and an employee holds an option with an exercise price of $8.00. The exercise price ratio for this option is 66.7%. We then will apply this exercise price ratio to the trading value of the Ocwen stock and the Altisource stock on the date the Altisource stock begins trading on The NASDAQ Stock Market LLC to determine the exercise price of the new Altisource stock option and the adjusted Ocwen option.

Interests of Ocwen Officers and Directors in the Separation

To the extent that Ocwen officers and directors hold shares of Ocwen common stock, they will receive shares of Altisource common stock in the Separation on the same terms as other Ocwen shareholders.

As noted above, William C. Erbey will be the Chairman of both Altisource and Ocwen after the Separation and will own 27.1% of both entities. In addition, Ocwen will purchase services from us after the Separation pursuant to the services arrangements which services may be priced in a way that benefits Ocwen. See “Risk Factors”, “Relationship between Ocwen and Us Following the Separation” and “Certain Relationships and Related Transactions.”

Certain United States Federal Income Tax Consequences of the Separation

The following is a summary of the material United States federal income tax consequences of the Separation. This summary is based on the Code, on the Treasury Regulations promulgated thereunder and on judicial and administrative interpretations thereof all as in effect on the date of this summary, and all of which are subject to change (possibly on a retroactive basis).

This summary does not address tax consequences for any holder other than a United States Holder. For purposes of this summary, a United States Holder is a beneficial owner of Ocwen common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Further, this summary does not discuss all of the tax considerations that may be relevant to United States Holders in light of their particular circumstances and does not address the tax consequences applicable to certain persons subject to special provisions of the United States federal income tax law including:

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for securities;

•	tax-exempt organizations;

•	financial institutions;

•	regulated investment companies and real estate investments trusts;

•	qualified retirement plans;

•	partnerships, other entities classified as partnerships, or other pass-through entities for United States federal income tax purposes and investors in these entities;

•	holders who hold shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	holders who hold their shares as a synthetic security, integrated investment or other risk-reduction transaction;

•	holders who are subject to the alternative minimum tax;

•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”;

•	a foreign government or related entity; or

•	holders whose functional currency is other than the United States dollar.

In addition, this summary is limited to shareholders that hold their Ocwen common stock as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

OCWEN SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE SEPARATION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Ocwen has made it a condition to the Distribution that Ocwen obtain a favorable opinion of O’Melveny & Myers LLP confirming the Distribution’s tax-free status under Section 355 of the Code. The opinion will rely on management representations as well as various factual representations, assumptions and undertakings made by Ocwen and us. If any of those factual representations or assumptions were untrue or incomplete in any material respect, any undertaking was not complied with or the facts upon which the opinion is based were materially different from the facts at the time of the Distribution, the Distribution may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

As a tax-free transaction under Section 355 of the Code, the Distribution will not be taxable to you or Altisource. Ocwen shareholders will apportion their tax basis in Ocwen common stock between such Ocwen common stock and our common stock received in the Distribution in proportion to the relative fair market values of such stock at the time of the Distribution. However, if you receive cash in lieu of a fractional share of common stock as part of the Distribution, you will be treated as though you first received a distribution of the fractional share in the Distribution and then sold it for the amount of such cash. You will generally recognize capital gain or loss in the amount of the difference between the cash you receive for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be a long-term capital gain or loss if your holding period for your Ocwen common stock is more than one year on the Separation Date.

The transfer of assets from Ocwen to Altisource will be structured to qualify as a reorganization under Section 368(a)(1)(D). Under Section 367(a) of the Code, in such a reorganization Ocwen must recognize taxable gain to the extent certain assets are transferred to Altisource as part of the Separation, for the amount that the fair market value of each transferred asset exceeds Ocwen’s basis in such asset. In addition, pursuant to Section 367(b) of the Code, Ocwen will be required to recognize a portion of its gain on the Distribution. Because gain will be recognized in the reorganization transactions described above, any gain recognized on the Distribution should not be material.

If the Distribution were not to qualify as a tax-free transaction, Ocwen may not recognize substantial taxable gain because most, if not all, of such gain would already have been recognized pursuant to the Restructuring of Altisource described above. Each shareholder receiving common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received which would generally result in (i) a taxable dividend to the extent of the shareholder’s pro rata share of Ocwen’s current and accumulated earnings and profits, (ii) a reduction in the shareholder’s basis (but not below zero) in Ocwen common stock to the extent the amount received exceeds the shareholder’s share of Ocwen’s earnings and profits and (iii) taxable gain to the extent the amount received exceeds both the shareholder’s share of Ocwen’s earnings and profits and the basis in the shareholder’s Ocwen common stock.

Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may become fully taxable to Ocwen under Section 355(e) of the Code if stock representing 50% or greater interest in either Ocwen or Altisource is acquired by one or more persons as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of our stock or Ocwen stock within two years before or after the Distribution are presumed to be part of such a plan although we may be able to rebut that presumption. In connection with the tax opinion of Ocwen’s special tax advisor, each of Ocwen and Altisource will represent that the Distribution is not part of any plan or series of related transactions. If such an acquisition of our stock or Ocwen stock triggers the application of Section 355(e) of the Code, Ocwen would recognize taxable gain as described above with respect to the Distribution, but the Distribution would generally be tax-free to each Ocwen shareholder.

Although taxes resulting from the Distribution not qualifying for tax-free treatment for U.S. federal income tax purposes generally would be imposed on Ocwen and shareholders of Ocwen, under the Tax Matters Agreement, Altisource would be required to indemnify Ocwen and its affiliates against all tax-related liabilities caused by the failure of the Distribution to qualify for tax-free treatment for U.S. federal income tax purposes (including as a result of events subsequent to the Distribution that caused Ocwen to recognize gain under Section 355(e) of the Code) to the extent these liabilities arise as a result of an action taken by Altisource or any of its affiliates or otherwise result from any breach of any representation, covenant or obligation of Altisource or any of its affiliates under the Tax Matters Agreement or any other agreement entered into by Altisource in connection with the Distribution.

Luxembourg Taxation

The following paragraphs describe generally the tax laws of Luxembourg as they apply to shareholders in Altisource (which is a corporation fully taxable under Luxembourg laws). The following is intended merely as a general summary of the principal Luxembourg tax consequences of the holding and the disposal of Altisource common stock and should be treated with the appropriate caution. This summary does not purport to be a complete analysis of all material tax considerations that may be relevant to a holder or prospective holder of shares in Altisource. This summary also does not take into account the specific circumstances of particular shareholders and is not intended as a substitute for professional tax advice that takes into account the particular circumstances relevant to a specific shareholder. Accordingly, shareholders should consult their own professional advisors on the possible tax consequences of holding or disposing of Altisource common stock, under the laws of Luxembourg as well as under their countries of citizenship, residence or domicile.

This summary is based on the laws, regulations and applicable tax treaties in effect in Luxembourg on the date hereof, all of which are subject to change, possibly with retroactive effect.

Consequences of the Distribution to Shareholders

No Luxembourg tax is due for Luxembourg non-resident holders upon the Distribution to the extent they have no permanent establishment, fixed place of business or a permanent representative in Luxembourg, to which the disposal of the shares can be attributed. If Luxembourg resident holders are beneficial owners of shares, they are urged to consult their own tax advisers regarding the Luxembourg tax consequences to them of the Distribution.

Consequences of the Distribution to Ocwen

Under Luxembourg tax law, if Ocwen has no permanent establishment, fixed place of business or permanent representative in Luxembourg, to which the disposal could be attributed, no Luxembourg corporate income tax will be due by Ocwen as a result of the Distribution provided Ocwen is entitled to benefit from the tax treaty concluded between Luxembourg and the United States or, if not, provided Ocwen has held its interest in Altisource for at least six months.

The mere disposal of shares is not subject to a Luxembourg registration tax or stamp duty.

Taxation of Altisource Subsequent to the Separation

Corporate Income Tax

A Luxembourg resident and fully taxable company is subject to income tax on its worldwide income. Normally, taxable companies pursuant to Luxembourg standard corporate income tax rules may benefit from the participation exemption regime with respect to dividends and capital gains derived from qualifying shareholdings. This means that dividends received by Altisource and capital gains on the sale of subsidiary shares may be exempt from corporate income tax under certain conditions. For Luxembourg tax purposes, normally taxable companies are entitled to the benefits of Luxembourg tax treaty network and the EU directives including the EU Parent-Subsidiary Directive and the EU Merger Directive, as amended.

Luxembourg withholding tax on distributions

Dividends distributed by Altisource will generally be subject to a withholding tax at a rate of 15% of the gross amount except (i) if an exemption from that withholding tax is applicable under Luxembourg domestic tax law (e.g., based on the implementation of the EU Parent-Subsidiary Directive) or (ii) if a lower rate or an exemption applies under any applicable double taxation treaty.

The exemption mentioned above is available if dividends are distributed to a company (“organisme à caractère collectif”) residing in a treaty country provided the recipient of the dividend has held or commits to hold a participation of at least 10% (or of EUR 1,200 acquisition cost) in Altisource for an uninterrupted period of 12 months (this must be checked on a case-by-case basis). The recipient of the dividends must be subject to tax on a basis computed in accordance with Luxembourg income tax law.

Luxembourg Net Wealth Tax

Luxembourg imposes an annual Net Wealth Tax (“NWT”) of 0.5% on the net asset value of corporate taxpayers as of January 1st. The net asset value will be reduced by the value of participations qualifying for participation exemption privilege (as defined in § 60 of the NWT law). In general Luxembourg resident companies subject to NWT are taxed on their worldwide net wealth (unless a double taxation treaty provides for an exemption).

Consequences to Shareholders Subsequent to the Distribution

The tax consequences discussed below are not a complete analysis or listing of all the possible tax consequences that may be relevant to you (in particular consequences may differ if there is an applicable tax treaty concluded between Luxembourg and your country of residence). You should consult your own tax advisor in respect of the tax consequences related to receipt, ownership, purchase or sale or other disposal of Altisource shares and the procedures for, as the case may be, claiming a refund of withholding tax.

Luxembourg income tax on dividends and similar distributions

Non-Resident Individual Holders

For Non-Resident Individual Holders having a permanent establishment, a fixed place of business or a permanent representative in Luxembourg to which Altisource’s shares are attributable, dividends distributed by Altisource are subject to Luxembourg income tax at the applicable progressive rate. However, in certain circumstances, 50% of the gross amount of the dividends are exempt from Luxembourg income tax.

Non-Resident Corporate Holders

Dividends received by Non-Resident Corporate Holders, having a permanent establishment, fixed place of business or permanent representative in Luxembourg are subject to corporate income tax in Luxembourg. However, such dividends and gains may be exempt under the conditions of the participation exemption privilege.

Furthermore, the permanent establishment, fixed place of business or permanent representative of a Non-Resident Corporate Holder may, under certain conditions, benefit from a 50% exemption on dividends received if the conditions for participation exemption are not met.

Luxembourg capital gains tax upon Disposal of Shares

Non-Resident Individual Holders

For Non-Resident Individual Holders having a permanent establishment, fixed place of business or permanent representative in Luxembourg to which the shares in Altisource are attributable, gains realized on the sale of such shares in Altisource are subject to Luxembourg income tax at the applicable progressive rate.

Capital gains realized on the sale of shares by a Non-Resident Individual Holder who does not have a permanent establishment, fixed place of business or permanent representative in Luxembourg generally will not be taxable in Luxembourg, unless the Non-Resident Individual Holder together with his or her spouse, life partner or person under 18 years of age holds a direct or indirect participation exceeding 10% of the share capital in Altisource at the date of the sale, or has held such participation at any moment and under similar holding modalities during the 5 years preceding the date of the sale and, either the disposal of the shares in Altisource happens within a period of six months from the acquisition of the shares, or the Non-Resident Individual Holder has been a Luxembourg taxpayer during more than 15 years and became a non-resident taxpayer less than five years before the realization of the capital gain. In such cases, the gain is taxable at half of the applicable progressive rates, with a minimum of a 15% rate. However, a double tax treaty (if any) may grant the exclusive taxation right in respect of the capital gains to the country of residence of the Non-Resident Individual Holder.

Non-Resident Corporate Holders

Capital gains realized on the sale of shares by Non-Resident Corporate Holders, having a permanent establishment, fixed place of business or permanent representative in Luxembourg are subject to income tax in Luxembourg. However, such gains, just like dividends, may be exempt under the conditions of the participation exemption.

Capital gains realized by Non-Resident Corporate Holders on the sale of shares which are not attributed to a Luxembourg permanent establishment, fixed place of business or permanent representative will not be taxable in Luxembourg, except for a participation exceeding 10% of the share capital in Altisource is sold within a period of six months from the acquisition of the shares. In such cases, the gain is taxable at a rate of 21.84%. However, a double tax treaty (if any) may grant the exclusive taxation right in respect of the capital gains to the country of residence of the Non-Resident Corporate Holder.

Luxembourg Net Wealth Tax

A Luxembourg non-resident corporate holder whose shares are attributable to a permanent establishment, a fixed place of business or a permanent representative in Luxembourg, and a Luxembourg resident corporate holder will be subject to Luxembourg NWT. NWT does not apply to resident and non resident individuals.

Luxembourg inheritance and gift tax

Under present Luxembourg tax law, where an individual shareholder in Altisource is a resident of Luxembourg for tax purposes at the time of his or her death, the shares in Altisource are included in his or her taxable estate for inheritance tax purposes.

Gift tax may be due on a gift or donation of the shares in Altisource if embodied in a Luxembourg notary deed or otherwise registered in Luxembourg.

Stamp Duties in Relation to the Transfer of Shares

The mere disposal of shares is not subject to a Luxembourg registration tax or stamp duty.

For a discussion of potential Luxembourg withholding tax on distributions, see above.

Certain Ongoing United States Federal Income Tax Matters Subsequent to the Separation

In general, U.S. federal income tax applies to a foreign corporation’s net taxable income that is effectively connected with the conduct of a U.S. trade or business. In addition, the U.S. branch profits tax will apply to a foreign corporation’s earnings and profits from such a business, with some adjustments, deemed repatriated out of the U.S. The U.S. has entered into an income tax treaty with Luxembourg in which the U.S. may tax the business profits earned by a Luxembourg corporation only if those profits are attributable to the conduct of a business carried on through a permanent establishment in the U.S.

There are no definitive standards provided by the Code or Treasury Regulations or court decision as to those activities that constitute the conduct of a business within the U.S., and as the determination is essentially factual in nature, the IRS may contend successfully that Altisource or its non-U.S. subsidiaries conduct a business in the U.S. If Altisource or these non-U.S. subsidiaries that are covered by an income tax treaty with the U.S. have taxable income attributable to a permanent establishment in the U.S. (or in the case of subsidiaries that are not in a treaty jurisdiction, if income is effectively connected with a U.S. trade or business), the U.S. will tax that income in the same manner that generally applies to the income of a domestic corporation.

On June 10, 2009, the IRS issued new regulations under Section 7874 of the Code. The IRS further indicated that it intends to issue additional regulations with respect to transactions where a U.S. corporation contributes assets, including subsidiary equity interests, to a foreign corporation and distributes the shares of such corporation, as in the Separation. Our understanding of the IRS’s plans regarding these forthcoming regulations is that they would apply to the Separation only if the value of assets held by Ocwen’s corporate or partnership subsidiary entities (either currently, or those that were distributed from such entities as part of the plan encompassing the Separation) exceeds, in the aggregate, 60% of the value of Altisource when contributed to Altisource. It is not certain, however, what these regulations will provide for once adopted. Prior to completing the Separation, Ocwen’s board of directors will require Ocwen and Altisource to receive a valuation from an independent valuation firm that will enable the Company to determine whether the value of these assets is less than 60% of the value of Altisource. Because we believe the value of these assets does not exceed the 60% threshold, as we expect to be confirmed by information we derive from the independent valuation, we do not believe that Code Section 7874 applies to the Separation. Neither our valuation nor the independent valuation is binding on the IRS. If the IRS were to successfully challenge this valuation, and find that the value of these assets exceeds 60% of the value of Altisource, then Ocwen would not be permitted to offset gain recognized on the transfer of these assets to Altisource with net operating losses, tax credits or other tax attributes. This could materially increase the tax cost to Ocwen of the Separation. If the IRS were to successfully challenge this valuation and find that the value of these assets exceeded 80% of the value of Altisource, then instead of recognition of gain on the transfer of the assets to Altisource, Altisource would be treated as a U.S. domestic corporation. As such, without further changes to the Code or to its legal structure, Altisource would pay income taxes in both the U.S. and Luxembourg with no deduction or credit for taxes paid to the other country. This would have a material adverse impact on Altisource’s worldwide tax expense.

Branch Profits Tax

If Altisource or any of its non-U.S. subsidiaries operate a U.S. business, then the branch profits tax may also apply to the profits of that business. Generally the branch profits tax is an additional 30% tax on the earnings of a foreign corporation’s U.S. business when these earnings are deemed to have been removed from the U.S. business. In addition, any interest paid or deemed paid by such U.S. business would be treated as U.S. source income and subject to U.S. withholding tax. Because Altisource should qualify for the benefits of the Luxembourg tax treaty and should not have a permanent establishment in the U.S., the branch profits tax should not apply; however, the IRS may not agree with this conclusion, or Altisource may not qualify for the treaty in the future.

Non-Business Profit

Foreign corporations are subject to U.S. income tax on some types of income such as rent, royalties, dividends and some types of interest on investments, from sources within the U.S. that are not taxable as business profits. Such income is taxed at a rate of 30%, but the rate may be reduced by the Luxembourg tax treaty and eliminated for some types of U.S. source income.

Transfer Pricing

The Code provides the IRS with the authority to reallocate income, deductions and other tax-related items among commonly controlled entities to prevent the evasion of taxes or to clearly reflect income and also to reallocate income. Generally, intercompany transactions on arm’s length terms will be respected by the IRS. Altisource intends to conduct transactions between its non-U.S. subsidiaries and U.S. subsidiaries on arm’s length terms; however, the IRS may not agree that these terms are arm’s length and could challenge the terms of these transactions and increase the U.S. tax liability of Altisource’s U.S. subsidiaries.

Regulatory Approval

Apart from registration under certain United States federal securities laws of the shares of Altisource common stock, which registration we have applied for, and the related requirements for listing on The NASDAQ Stock Market LLC, for which we have also applied, we do not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the Separation. The Separation will not affect the ownership or control of Ocwen’s servicing business or licenses; consequently, government approval will not be required in connection with the Separation.

No Appraisal Rights

Under the Florida Business Corporation Act, Ocwen shareholders will not have appraisal rights in connection with the Separation.

RELATIONSHIP BETWEEN OCWEN AND US FOLLOWING THE SEPARATION

For purposes of governing certain of the ongoing relationships between Ocwen and us after the Separation, and to provide for an orderly transition to the status of two independent companies, we have entered or will enter into the agreements with Ocwen described in this section. The forms of agreements summarized in this section are, or will be, included as exhibits to the registration statement on Form 10 that we have filed with the SEC, which relates to this information statement, and the following summaries are qualified in their entirety by reference to the agreements as filed. See “Where You Can Find More Information” on page [  ].

Separation Agreement

On the Separation Date, we will enter into the Separation Agreement with Ocwen which will provide for, among other things, the principal corporate transactions required to effect the Separation and certain other agreements relating to the continuing relationship between Ocwen and us after the Separation.

Ocwen may own certain assets which are part of our business, and we may own certain assets which are part of Ocwen’s business. Under the Separation Agreement, these assets will be transferred to Altisource (and any related liabilities will be assumed) in the Restructuring so that the assets, liabilities and operations associated with the asset management business will be owned by Ocwen and its subsidiaries, and the assets, liabilities and operations associated with the knowledge process outsourcing business will be owned by us and our subsidiaries. Additionally, the Separation Agreement will require that any assets or liabilities that should have been transferred to us as part of the Altisource business but that were not so transferred to us on the Separation Date, or that were transferred to us but were not part of the Altisource business and so should not have been so transferred, be transferred to either us or Ocwen, as applicable, upon the discovery of the same after the Separation Date. The Separation, when finalized, will include substantially all assets and liabilities that historically were included in the Altisource financial statements.

Under the Separation Agreement, and effective as of the Separation Date, we will assume, and will agree to indemnify Ocwen against, all liabilities, litigation and claims including related insurance costs arising out of our business, and Ocwen will retain, and will agree to indemnify us against, all liabilities, litigation and claims including related insurance costs arising out of Ocwen’s businesses. The foregoing obligations will not entitle an indemnified party to recovery to the extent any such liability is covered by proceeds received by such party from any third party insurance policy.

The Separation Agreement also will provide that we both shall be granted access to certain records and information in the possession of the other and will require the retention by each of Ocwen and us for a period of six years following the Separation Date of all such information in its possession.

Transition Services Agreement

On the Separation Date, we will enter into a Transition Services Agreement with Ocwen. Under this agreement, Ocwen and we will provide to each other services in such areas as human resources, vendor management, corporate services, six sigma, quality assurance, quantitative analytics, treasury, accounting, risk management, legal, strategic planning, compliance and other areas where we, and Ocwen, may need transition assistance and support following the Separation. The Transition Services Agreement will provide generally that Ocwen and Altisource will undertake to provide substantially the same level of service and use substantially the same degree of care as their respective personnel provided and used in providing such services prior to the Separation. The agreement will extend for two years after the Separation but may be terminated earlier under certain circumstances including a default. We expect that all services pursuant to the Transition Services Agreement will be based on fully-allocated cost of providing the service. We expect to estimate the time and expense of providing services and then to charge a fee based on the estimated fully burdened cost of the personnel involved in each activity. We believe that the terms and conditions of the Transition Services Agreement are no less favorable to us than those available from unrelated parties for a comparable arrangement and will result in expenses comparable to those we incur currently.

Tax Matters Agreement

We will enter into a Tax Matters Agreement with Ocwen on the Separation Date which sets out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Separation and related matters such as the filing of tax returns and the conduct of IRS and other audits. In general, under this agreement, we will be responsible for taxes attributable to our business incurred after the Separation closing, and Ocwen will be responsible for taxes incurred prior to the closing. In addition, we will indemnify Ocwen for all taxes and liabilities incurred as a result of (1) a breach of a representation made by us to O’Melveny & Myers LLP in connection with its tax opinion or (2) a post-Separation action or omission by us or an affiliate of ours that affects the tax consequences of the Separation.

Employee Matters Agreement

General.  We will enter into an Employee Matters Agreement with Ocwen on the Separation Date that will provide for the transition of employee benefit plans and programs sponsored by Ocwen for employees of the knowledge process outsourcing business and any employees of the corporate office that we hire. This agreement will allocate responsibility for certain employee benefits matters and liabilities after the Separation Date. Under the Employee Matters Agreement, we will become liable for providing specified welfare and retirement benefits to our employees after the Separation Date which will generally be similar to the benefits currently provided to such employees by Ocwen and its subsidiaries (except as otherwise noted herein). We generally expect to adopt new plans that will be similar to the plans maintained by Ocwen. Except as specifically provided in the Employee Matters Agreement, nothing in that agreement will restrict the ability of Ocwen or us to amend or terminate any of our respective employee benefit plans.

Stock Options and Restricted Stock.  The Employee Matters Agreement provides that, at the time of the Separation, outstanding Ocwen stock options will be adjusted to reflect the value of Altisource stock disbursed to Ocwen shareholders.

With respect to restricted stock, holders of outstanding Ocwen restricted stock as of the date of the Separation will receive one share of restricted stock of Altisource for every three shares of restricted stock of Ocwen consistent with the treatment of Ocwen common stock. These new restricted shares of Altisource will have the same terms and conditions as the Ocwen restricted shares of common stock, including terms of vesting.

401(k) Plans.  Effective as of the Separation Date, we will adopt a new 401(k) plan for the Altisource business. Within a reasonably short period of time following the Separation, we will transfer all of the assets associated with Altisource employees from the Ocwen 401(k) plan to our new 401(k) plan.

Health and Welfare Plans.  We will assume all liabilities and responsibilities for providing health and welfare benefits to our employees. As of the Separation Date, we intend to establish health and welfare plans that are substantially similar to Ocwen’s plans that cover our employees at such time. For those benefits that are provided through insurance, Ocwen will make commercially reasonable efforts to have each insurance carrier agree to allow our employees to continue to be covered by Ocwen policies or through separate contracts on substantially the same basis during the transition period.

Services Agreement

On the Separation Date, we will enter into a Services Agreement with Ocwen. Under this agreement, we will provide to Ocwen certain services in connection with the Ocwen business following the Separation. The agreement will have a term of up to eight years after the Separation but may be terminated earlier under certain circumstances including a default of the provisions of the agreement. The specific services to be provided under this umbrella agreement will be set forth separately on a service-by-service basis as will economic terms. Services may be either fixed-price, in which case no yearly increase in service fee applies, or subject to annual increase in service fee based on market conditions and inflation. This agreement will provide Altisource with a right of first opportunity to bid on additional, related services desired to be received by Ocwen. Furthermore, if Ocwen receives a third party offer for the performance of such additional services it must provide Altisource with the opportunity to make its own offer for the same or substantially the same services, in which case Ocwen must accept Altisource’s offer if such offer is equal to or better than the third party offer. We expect that all services pursuant to the Services Agreement will be based on market rates prevailing at the time of execution or otherwise on arms-length terms and will be materially similar to the terms of existing arrangements between the parties. We believe that the terms and conditions of the Services Agreement are comparable to those available from unrelated parties for a comparable arrangement.

Technology Products Services Agreement

On the Separation Date, we will enter into a Technology Products Services Agreement with Ocwen. Under this agreement, we will provide to Ocwen certain Technology Products services in connection with the Ocwen business. The agreement will have a term of up to eight years after the Separation but may be terminated earlier under certain circumstances including a default. As with the Services Agreement, the specific services to be provided under this umbrella agreement will be set forth separately on a service-by-service basis, as will economic terms. Services may be either fixed-price, in which case no yearly increase in service fee applies, or subject to annual increase in service fee based on market conditions and inflation. This agreement will provide Altisource with a right of first opportunity to bid on additional, related services desired to be received by Ocwen. Furthermore, if Ocwen receives a third party offer for the performance of such additional services it must provide Altisource with the opportunity to make its own offer for the same or substantially the same services, in which case Ocwen must accept Altisource’s offer if such offer is equal to or better than the third party offer. We expect that all services pursuant to the Technology Products Services Agreement will be based on market rates prevailing at the time of execution or otherwise on arms-length terms. We believe that the terms and conditions of the Technology Products Services Agreement are no less favorable to us than those available from unrelated parties for a comparable arrangement.

Intellectual Property Agreement

On the Separation Date, we will enter into an Intellectual Property Agreement with Ocwen. Under this agreement, Ocwen will transfer the intellectual property assets specified therein to Altisource. Additionally, under the Intellectual Property Agreement, Ocwen and Altisource each will license specified intellectual property rights to the other party necessary to permit each party to use and exploit the services received under the various service agreements described in this Information Statement. This Intellectual Property Agreement will have an initial term of eight years, but may be terminated earlier under certain circumstances including a default. The agreement will automatically renew four times for two-year terms. In exchange for the right of each party to use the specified intellectual property, we will pay agreed-upon royalties to Ocwen and Ocwen will pay agreed-upon royalties to us. We expect that all licenses and other rights granted pursuant to the Intellectual Property Agreement will be based on market rates prevailing at the time of execution or otherwise on arms-length terms. We believe that the terms and conditions of the Intellectual Property Agreement are no less favorable to us than those available from unrelated parties for a comparable arrangement.

Data Center and Disaster Recovery Agreement

On the Separation Date, we will enter into a Data Center and Disaster Recovery Agreement with Ocwen. Under this agreement, we will provide to Ocwen certain data center and disaster recovery services in connection with the Ocwen business. The agreement will have a term of up to eight years after the Separation, but may be terminated earlier by either party under certain circumstances, including a default by the other party. The economic terms for the services to be provided under this agreement will be set forth separately. We expect that all services pursuant to the Data Center and Disaster Recovery Agreement will be based on the fully allocated cost of providing such service.

DIVIDEND POLICY

We have no current plans to pay dividends. Dividends on our common stock are not cumulative. Decisions regarding the declaration and payment of interim dividends, including with respect to any initial interim dividend, will be at the discretion of our Board of Directors (subject to prior approval of or subsequent ratification by our shareholders) and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, financing arrangements, applicable law and other factors our Board of Directors deems relevant.

Listing and Trading of Our Common Stock

Before the Separation Date, there will be no public market for our common stock. We have applied to list our common stock on The NASDAQ Stock Market LLC under the symbol “ASPS”. Following the Separation, Ocwen’s common stock will continue to trade on the New York Stock Exchange under the symbol “OCN”.

As of May 1, 2009, there were 67,434,998 shares of Ocwen common stock, $0.01 par value outstanding. Based on the Separation Ratio of one share of Altisource common stock for every three shares of Ocwen common stock outstanding, we anticipate that Ocwen will distribute up to 22,478,333 shares of our common stock to shareholders, adjusted downward for fractional shares. In addition, as of December 31, 2008, there were 9,428,952 stock options outstanding under Ocwen equity plans that may be exercised for up to 3,142,984 shares of Altisource common stock. Finally, Ocwen has $56,445 face amount of 3.25% Contingent Convertible Unsecured Senior Notes due 2024 outstanding that may be convertible into 4,638,046 shares of Ocwen common stock, under which 1,546,015 shares of Altisource common stock could be distributed, subject to adjustment. These notes will be convertible prior to the

Separation if the Distribution triggers conversion rights, which would occur if the value of the Altisource common stock distributed in the Distribution has a per share value exceeding 10% of the closing sales price of the Ocwen common stock on the business day preceding the announcement of the Separation. We anticipate that the Distribution will trigger these conversion rights. For additional information see the detailed discussion in the “Risk Factors.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of December 31, 2008 on an actual basis and on an as-adjusted basis to give effect to the Separation. The information presented below should be read in conjunction with “Pro Forma Financial Information,” “Management’s Discussion and Analysis and Financial Condition and Results of Operations” and our “Combined Consolidated Financial Statements” and the related notes included elsewhere in this information statement.

	As of
	December 31, 2008
	Actual	As Adjusted
	(Dollars in thousands)

Cash	$6,988	$9,988

Line of credit and other secured borrowings	$1,123	$1,123
Total equity	60,546	63,546

Total capitalization	$61,669	$64,669

In connection with the Separation, Ocwen will contribute $3,000 of cash to Altisource to provide what management believes to be sufficient operating capital for Altisource to operate separately for at least the next twelve months.

SELECTED FINANCIAL DATA

The following table sets forth our selected financial data which we have derived from our combined consolidated financial statements for each of the five years in the period ended December 31, 2008. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Combined Consolidated Financial Statements” and the notes related to those combined consolidated financial statements and the “Pro Forma Financial Information” and discussion included elsewhere in this information statement. The statements of operations data for the years ended December 31, 2008, 2007 and 2006 and the balance sheet data at December 31, 2008 and 2007 are derived from Altisource’s audited combined consolidated financial statements. The unaudited statements of operations data for the years ended December 31, 2005 and 2004 and the unaudited balance sheet data at December 31, 2006, 2005 and 2004 are derived from Altisource’s accounting records for those periods and have been prepared on a basis consistent with Altisource’s audited combined consolidated financial statements.

The selected financial data is as reported in the historical carve-out financial statements of Altisource beginning on page F-1. The selected financial data may not necessarily reflect Altisource’s results of operations and financial position in the future or what results of operations and financial position would have been had Altisource been a separate, stand-alone company during the periods presented. Operating expenses in the historical income statements reflect direct expenses of our business together with allocations of certain Ocwen corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In our opinion, these assumptions and allocations have been made on a reasonable and appropriate basis under the circumstances. Per share data have not been presented since these financial statements are prepared on a combined basis.

	December 31,
Selected Balance Sheet Data(1)	2008	2007	2006	2005	2004

Cash(1)	$6,988	$5,688	$—	$—	$—
Accounts receivable, net	9,077	16,770	7,925	10,403	5,317
Goodwill(2)	11,540	14,797	1,618	1,618	1,618
Intangible assets, net(2)	36,391	38,945	—	—	702
Premises and equipment, net	9,304	12,173	9,826	11,242	12,881
Total assets	76,675	92,845	22,205	24,706	23,379
Lines of credit and other secured borrowings	1,123	147	—	—	—
Capital lease obligations	1,356	3,631	3,219	2,603	—
Total liabilities	16,129	17,171	7,357	8,471	4,438

	For the Year Ended December 31,
Selected Operations Data	2008	2007	2006	2005	2004

Revenue(2)	$160,363	$134,906	$96,603	$89,915	$86,588
Cost of revenue(2)	115,048	96,954	72,163	75,675	64,616

Gross profit	45,315	37,952	24,440	14,240	21,972
Selling, general and administrative expenses	28,088	27,930	17,622	17,953	13,261

Income from operations	17,227	10,022	6,818	(3,713)	8,711
Other income (expense), net	(2,626)	(1,743)	205	(192)	573

Income (loss) before income taxes	14,601	8,279	7,023	(3,905)	9,284
Income tax provision	(5,382)	(1,564)	(1,616)	2,401	(2,789)

Net income	$9,219	$6,715	$5,407	$(1,504)	$6,495

Transactions with related parties included above:
Revenue	$64,251	$59,350	$51,971	$41,312	$49,853

Selling, general and administrative expenses	$6,208	$8,864	$9,103	$9,049	$6,942

Other income (expense), net	$2,269	$965	$503	$679	$(56)

(1)	Altisource historically has participated in a centralized cash management program operated by Ocwen. We make a significant amount of our cash disbursements through centralized payable systems which are operated by Ocwen, and we receive a significant amount of our cash receipts and transfer them to centralized accounts maintained by Ocwen with the exception of our Luxembourg entity and NCI which maintain their own cash accounts. The cash in these entities is available for use by us.

(2)	The operations of NCI are included in our combined consolidated financial statements effective June 6, 2007, the date of acquisition. NCI is a receivables management company specializing in contingency collections and customer relationship management for credit card issuers and other consumer credit providers. Total goodwill and intangibles were $46,313 and $52,124 at December 31, 2008 and 2007, respectively. NCI revenues and operating expenses (including both cost of revenue and selling, general and administrative expenses) for 2008 were $69,623 and $74,763, respectively. For the 2007 period, NCI revenues and operating expenses were $35,999 and $38,406, respectively.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Altisource was incorporated under the laws of Luxembourg on November 4, 1999 as Ocwen Luxembourg S.à r.l. renamed Altisource Portfolio Solutions S.à r.l. on May 12, 2009 and converted into Altisource Portfolio Solutions S.A. on June 5, 2009. As of the date of the Separation Ocwen will contribute to Altisource the business operations intended to constitute the Altisource businesses that are not already included in Altisource. Altisource also has business operations that will remain with Ocwen after the Separation, and we will distribute those operations to Ocwen as of the date of the Separation. In comparison to the presentation of the three segments that comprised the former Ocwen Solutions line of business within the Ocwen financial statements, these historical results are the same with two exceptions. The operations of BMS Holdings, Inc., an equity investment which we refer to as BMS, and Global Servicing Solutions, LLC, a majority owned consolidated investment which we refer to as GSS, will remain with Ocwen after the Separation. As the operations of these businesses are not similar to our business, are managed and financed autonomously and do not share common facilities with Altisource, we have excluded them from these combined consolidated financial statements. Ocwen includes BMS in its Technology Products segment and GSS in its Mortgage Services segment in its historical financial statements. Neither BMS or GSS are reflected in the historical or pro forma combined consolidated balance sheets or the combined consolidated statements of operations presented herein.

Altisource will enter into a Transition Services Agreement with Ocwen under which we and Ocwen will provide to each other services in such areas as human resources, vendor management, corporate services, six sigma, quality assurance, quantitative analytics, treasury, accounting, risk management, legal, strategic planning, compliance and other areas for up to two years. Each company will provide such services at fully-allocated cost and management believes that such allocations will be materially consistent with current cost levels incurred by Altisource as a part of Ocwen. We have not contemplated any financial impact of this agreement in these pro forma results of operations. We do anticipate that we will incur increased costs associated with being a separate publicly traded company including, but not limited to, maintaining a separate Board of Directors and obtaining a separate audit as well as changes that we expect in our tax profile, personnel needs, financing and operations of the contributed business as a result of the Separation from Ocwen. We also expect to incur costs to relocate certain executives, and to grant a limited number of stock options to executives subsequent to the Separation. We estimate that all of such expenses will range from $2,000 to $4,000 per year in excess of amounts currently allocated to us by Ocwen for similar expenses.

Unaudited Pro Forma Combined Consolidated Balance Sheet
December 31, 2008

		Pro Forma
	Historical	Adjustments		Pro Forma

Cash	$6,988	$3,000	(1)	$9,988
Accounts receivable, net	9,077	—		9,077
Prepaid expenses and other current assets	3,021	—		3,021
Deferred tax asset, net	268	—		268

Total current assets	19,354	3,000		22,354
Premises and equipment, net	9,304	—		9,304
Intangible assets, net	36,391	—		36,391
Goodwill	11,540	—		11,540
Other	86	—		86

Total assets	$76,675	$3,000		$79,675

Accounts payable and accrued expenses	$4,767	$—		$4,767
Lines of credit and other secured borrowings	1,123	—		1,123
Other	7,129	—		7,129

Total current liabilities	13,019			13,019
Capital lease obligations	440	—		440
Deferred tax liability, net	2,670	—		2,670
Stockholder’s Equity
Common stock, EUR 25 par value; 263,412 shares authorized, issued and outstanding	6,059	(6,059	)(2)	—
Common stock, USD $1.00 par value; [x] shares authorized, 22,478,333 shares issued and outstanding at December 31, 2008 on a pro forma basis	—	22,478	(3)(4)	22,478
Additional paid-in capital	—	41,068	(3)	41,068
Invested equity	54,487	(54,487	)(3)	—

Total stockholder’s equity	60,546	3,000		63,546

Total liabilities and stockholder’s equity	$76,675	$3,000		$79,675

(1)	This amount represents the cash contribution to be made from Ocwen to Altisource in connection with the Separation. Ocwen intends to contribute cash to Altisource such that Altisource has a minimum cash balance of at least $7,000 at the Separation Date. Management believes that this amount of cash is sufficient for Altisource to begin operations and manage its cash needs through cash flows from operations or from third party borrowing relationships.

(2)	We expect to recapitalize Altisource in connection with the Separation and will cancel existing share capital and replace it with the new capital structure.

(3)	These amounts represent the contribution of Ocwen’s invested equity in Altisource into common stock and additional paid-in capital subsequent to the consummation of the Separation. The number of outstanding shares shown approximates one-third of the number of Ocwen shares outstanding as of May 1, 2009. Upon completion of the Separation, the number of shares of our outstanding common stock will approximate one-third of the number of Ocwen outstanding shares on that date.

(4)	If the Separation were to trigger conversion rights under the approximately $56,445 in aggregate outstanding principal amount of Ocwen’s 3.25% Contingent Convertible Unsecured Senior Notes due 2024, additional shares of Altisource’s common stock may be outstanding as a result, and, if so, the numbers and percentages listed above would change accordingly. Conversion rights would be triggered if the value of the Altisource common stock distributed in the Distribution has a per share value exceeding 10% of the closing sales price of the Ocwen common stock on the business day preceding the announcement of the Separation. We estimate that approximately 1,546,015 additional shares of Altisource common stock could be issued if these conversion rights were triggered and all of the note holders exercised these rights. We are unable to estimate the effects of conversions, if any, and accordingly they are not reflected in these amounts.

Unaudited Pro Forma Combined Consolidated Statement of Operations
For the Year Ended December 31, 2008

		Pro Forma
	Historical	Adjustments		Pro Forma
	(Dollars in thousands, except per share amounts)

Revenue	$160,363	$—		$160,363
Cost of revenue	115,048	—		115,048

Gross profit	45,315	—		45,315
Selling, general and administrative expenses	28,088	—		28,088

Income from operations	17,227	—		17,227
Other expense, net	(2,626)	2,269	(1)	(357)

Income before income taxes	14,601	2,269		16,870
Income tax provision	(5,382)	(631)		(6,013)

Net income	$9,219	$1,038		$10,857

Unaudited pro forma basic earnings per share(2)(3)	$0.41			$0.48

Unaudited pro forma diluted earnings per share(4)	$0.41			$0.48

Unaudited pro forma weighted average shares outstanding — basic(2)(3)	22,478			22,478

Unaudited pro forma weighted average shares outstanding — diluted(4)	22,639			22,639

(1)	We reflect an interest charge from Ocwen in other expense which represents an allocation of Ocwen’s total interest expense. This charge was calculated based on our assets in comparison to Ocwen’s total assets and was $2,269 in 2008. After the Separation, Ocwen and Altisource will operate inherently different business models and Altisource will no longer be subject to this interest charge from Ocwen. Further, Altisource does not anticipate incurring any new debt for which it will incur interest expense in connection with the Separation.

(2)	Unaudited pro forma net earnings per share — basic is calculated using one-third of the number of outstanding shares of Ocwen as of May 1, 2009. Upon completion of the Separation, the number of shares of our outstanding common stock will approximate one-third of the number of Ocwen outstanding shares on that date.

(3)	If the Separation triggers conversion rights under the approximately $56,445 in aggregate outstanding principal amount of Ocwen’s 3.25% Contingent Convertible Unsecured Senior Notes due 2024, additional shares of Altisource’s common stock may be outstanding as a result, and the numbers and percentages listed above might change as a result. Conversion rights would be triggered if the value of the Altisource common stock distributed in the Distribution has a per share value exceeding 10% of the closing sales price of the Ocwen common stock on the business day preceding the announcement of the Separation. We estimate that approximately 1,546,015 additional shares of Altisource common stock could be issued if these conversion rights were triggered and all of the note holders exercised these rights. We are unable to estimate the effects of conversions, if any, and accordingly they are not reflected in these amounts.

(4)	Unaudited pro forma net earnings per share — diluted is calculated using one-third of the number of dilutive Ocwen common stock equivalents as of March 31, 2009 as we expect the stock options and stock awards to be converted to Altisource awards.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with other sections of this information statement including Business, Risk Factors, Selected Financial Data, Quantitative and Qualitative Disclosures about Market Risk and the combined consolidated financial statements and the related notes thereto and selected historical financial information included elsewhere herein. The discussion below contains forward-looking statements that are based upon our current expectations which are subject to uncertainty and changes in circumstances. Our actual results may differ materially from the expectations due to changes in global, political, economic, business, competitive and market factors many of which are beyond our control. See “Forward-Looking Statements” included elsewhere herein.

All dollar amounts not related to compensation are in thousands unless otherwise indicated.

Significant components of the management’s discussion and analysis of results of operations and financial condition include:

Page

Overview — The overview section provides a summary of Altisource and our reportable business segments and the principal factors affecting our results of operations. In addition, we provide a brief description of our Separation from Ocwen and our basis of presentation for our financial results.	40
Combined Consolidated Results of Operations — The Combined Consolidated Results of Operations section provides an analysis of our results on a combined consolidated basis for the three years ended December 31, 2008	48
Segment Results of Operations — The segment results of operations section provides an analysis of our results on a reportable operating segment basis for the three years ended December 31, 2008	51
Liquidity and Capital Resources — The liquidity and capital resources section provides a discussion of our combined consolidated cash flows for the three years ended December 31, 2008 and of our outstanding debt and commitments existing at December 31, 2008	56
Critical Accounting Policies and Estimates — The critical accounting policies and estimates section provides detail with respect to accounting policies that are considered by management to require significant judgment and use of estimates that could have a significant impact on our financial statements	58
Recent Pronouncements — The recent pronouncements section provides a discussion of recently issued accounting pronouncements yet to be adopted including a discussion of the impact or potential impact of such standards on our combined consolidated financial statements when applicable	62
Other Matters — The other matters section provides a discussion of related party transactions and provisions of the various Separation related agreements with Ocwen	62
Market Risk — We are principally exposed to market risk related to foreign currency exchange rates. The market risk section discusses how we manage our exposure to these and similar risks	63

OVERVIEW

Altisource provides real estate mortgage portfolio management and related technology products and asset recovery and customer relationship management services.

Our competitive advantage is the ability to manage high value, knowledge-based job functions efficiently while reducing operating variability. In general, we utilize integrated technology solutions that include pre-determined call scripts for our customer service personnel based on psychological principles and decision models. We operate our technology platforms to manage large scale distributed networks of vendors. This allows our customers to improve their business processes while reducing costs. Along with expanding our use of integrated technology solutions, a central tenet to our strategy is a focus on selling output or solutions, thereby enabling us to convert operational efficiency gains into higher margins and profitability per employee.

We manage our operations through three reporting segments: Mortgage Services, Financial Services and Technology Products.

Mortgage Services provides due diligence, valuation, real estate sales, default processing services, property inspection and preservation services, homeowner outreach, closing and title services and knowledge process outsourcing services. Our services span the lifecycle of a mortgage loan from origination through the disposition of real estate owned properties (“REO”).

Financial Services comprises our asset recovery management services and customer relationship management to the financial services, consumer products, telecommunications and utilities industries. We specialize in, and our primary source of revenues for this segment is, contingency collections and customer relationship management for credit card issuers and other consumer credit providers. In June 2007, we acquired Nationwide Credit, Inc., one of the ten largest accounts receivable management companies in the United States.

Technology Products is responsible for the design, development and delivery of technology products and services to the mortgage industry including our REAL suite of applications that provide technology products to serve the needs of servicing and origination businesses. Our offerings include residential and commercial loan servicing and loss mitigation software, vendor management and a patented vouchless payable system to manage and oversee payments to large-scale vendor networks and information technology services. We build all of our technology platforms to be scalable, highly secure, flexible, standards-based and web connected. Standards and web connectivity ensure that our customers find our products easy to use. Further, we bring new products to market quickly because of the investments that we made in integrating our technology.

For additional information regarding our segments please refer to the discussions under the Business section of this document.

Separation from Ocwen

On November 12, 2008, the Board of Directors of Ocwen authorized management to pursue a reorganization of a number of predominantly non-U.S. operations including its knowledge process outsourcing business to be known as Altisource. On the Separation Date, we will distribute all of the shares of Altisource common stock to Ocwen’s shareholders in a tax-free distribution. Ocwen’s shareholders will receive one share of Altisource common stock for every three shares of Ocwen common stock they hold on the Record Date. Upon the Separation, Altisource will no longer be part of Ocwen.

In connection with the Separation, we and Ocwen entered into the Separation Agreement as well as certain other agreements to govern the terms of the separation and certain ongoing relationships between Ocwen and us subsequent to the Separation. These agreements include a Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, Intellectual Property Agreement, Services Agreement, Technology Products Services Agreement and Data Center and Disaster Recovery Services Agreement. These related party agreements are more fully described below and in the notes to the combined consolidated financial statements.

Basis of Presentation

Our historical combined consolidated financial statements include assets, liabilities, revenues and expenses directly attributable to our operations carved out of the historical operations of Ocwen’s consolidated financial statements. Our historical financial statements also reflect allocations of corporate expenses from Ocwen based on use, percentage of time or other methodologies management believes appropriate for such expenses. These corporate expenses primarily reflect an allocation to us of a portion of the compensation and related costs of certain senior officers and other personnel of Ocwen who will not be our employees after the Separation, but who historically provided services to us.

The historical financial statements included in this information statement may not be indicative of our future performance as a separate company following the Separation and do not necessarily reflect what our financial position, results of operations and cash flows would have been had we operated as a separate, stand-alone public entity during the periods presented. As part of Ocwen, we share certain corporate functions with Ocwen and Ocwen allocates a portion of its expenses to us to reflect our share of such expenses. We expect to enter into a Transition Services Agreement with Ocwen under which we and Ocwen will continue to share resources and provide services to each other on a fully allocated cost basis for up to two years. These services will include such services as human resources, vendor management, corporate services, six sigma, quality assurance, quantitative analytics, treasury, accounting, risk management, legal, strategic planning, compliance and other services. Given that these services will be at fully allocated cost, we expect that our costs will be approximately equal before and immediately after the Separation. However, we will need to transition away from Ocwen over the next two years, which likely will increase the overall costs that we incur as we no longer will benefit from the economies of scale we generated as part of a larger organization and likely will have duplication of functions that would not be necessary if we were to remain within the Ocwen organization. We also will incur other expenses as a result of being a separate publicly traded company that are not reflected in our historical financial statements. These additional expenses include, but are not necessarily limited to:

•	maintaining a separate Board of Directors;

•	obtaining a separate audit including additional audit procedures in 2010 to comply with the provisions of Section 404 of the Sarbanes-Oxley Act;

•	utilizing legal counsel to review the additional public company filings and paying listing and other fees;

•	purchasing separate Directors and Officers and other insurance protection;

•	incurring taxes separate from Ocwen’s consolidated U.S. federal income tax return that may result in a higher effective income tax rate than we have calculated in our historical financial statements included herein;

•	paying relocation expenses for certain executive management;

•	incurring potentially higher financing costs should we need to borrow monies to maintain or grow our operations; and

•	hiring additional support staff in areas previously provided by Ocwen.

We estimate that these additional expenses will be between $2,000 and $4,000 per year, resulting in higher expenses that we will record in our results of operations. This estimate includes from $500 to $700 for the Board of Directors fees and expenses, $700 to $1,000 for audit fees, $200 to $400 for legal counsel and fees, $300 to $500 for additional insurance, $1,000 to $1,600 for additional personnel and $500 to $1,000 for other expenses, all net of approximately $1,200 currently being allocated to Altisource by Ocwen for these expenses. The amount and timing of when we incur such additional expenses will increase the variability of our earnings and cash flows after the Separation. If we are unable to lower other expenses or increase revenues, these additional expenses also will lower our earnings and our cash flows.

We generated 40.1% of our revenues in 2008 from Ocwen businesses not included in the Separation or services derived from Ocwen’s loan servicing portfolio. We anticipate that Ocwen will continue to be a significant customer for Altisource for the foreseeable future. We currently provide these services at rates that we consider to be at market. We expect that the prices that we will charge for these services beginning with the Separation Date will be determined pursuant to these services agreements, with such prices subject to revision at specified intervals. However, if market conditions change and we are required to provide services to Ocwen at below market rates, we could experience decreased earnings and cash flows as well as greater variability in our performance compared to our historical results.

The assets and liabilities assigned to us pursuant to the Separation Agreement are accounted for at the historical book values of such assets and liabilities. Prior to the separation, Ocwen centrally managed the cash flows generated from our various activities.

COMBINED CONSOLIDATED RESULTS OF OPERATIONS

The following table summarizes our combined consolidated operating results for the periods indicated. The transactions with related parties included in this table and throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations consist of transactions with Ocwen businesses not included in the Separation or transactions derived from Ocwen’s loan servicing portfolio.

	For the Years Ended December 31,			2008-2007	2007-2006
	2008	2007	2006	% Change	% Change
	(Dollars in thousands)

Revenue	$160,363	$134,906	$96,603	18.9%	39.6%
Cost of revenue	115,048	96,954	72,163	18.7%	34.4%

Gross profit	45,315	37,952	24,440	19.4%	55.3%
Selling, general and administrative expenses	28,088	27,930	17,622	0.6%	58.5%

Income from operations	17,227	10,022	6,818	71.9%	47.0%
Other income (expense)
Interest income	16	6	—	166.7%	—
Interest expense	(2,607)	(1,932)	(789)	34.9%	144.9%
Other, net	(35)	183	994	(119.1)%	(81.6)%

Total other income (expense), net	(2,626)	(1,743)	205	50.7%	(950.2)%

Income before income taxes	14,601	8,279	7,023	76.4%	17.9%
Income tax provision	(5,382)	(1,564)	(1,616)	244.1%	(3.2)%

Net income	$9,219	$6,715	$5,407	37.3%	24.2%

Transactions with related parties included above:
Revenue	$64,251	$59,350	$51,971	8.3%	14.2%

Selling, general and administrative expenses	$6,208	$8,864	$9,103	(30.0)%	(2.6)%

Other income (expense), net	$2,269	$965	$503	135.1%	91.8%

Revenues

We completed the year ended December 31, 2008 with $160,363 in consolidated revenues as compared to $134,906 in 2007, an 18.9% increase. The year ended December 31, 2007 was a 39.6% increase over 2006 revenues of $96,603. The following table summarizes the net operating revenues by segment for the years ended December 31, 2008, 2007 and 2006:

	For the Years Ended December 31,			2008-2007	2007-2006
	2008	2007	2006	% Change	% Change

Mortgage Services	$54,956	$64,260	$59,729	(14.5)%	7.6%
Financial Services	73,835	41,293	7,666	78.8%	438.7%
Technology Products	45,283	36,235	34,630	25.0%	4.6%
Corporate and eliminations	(13,711)	(6,882)	(5,422)	(99.2)%	(26.9)%

Total revenues	$160,363	$134,906	$96,603	18.9%	39.6%

Mortgage Services principally generates revenue by providing professional outsourced services that span the lifecycle of a mortgage loan. Although we provide a balanced set of product services related to both mortgage originations and mortgage default services, our revenues are subject to fluctuation based on prevailing market conditions. Mortgage Services grew from 2006 to 2007 due primarily to increasing revenues from valuation and title searches offered principally in connection with mortgage originations. Revenue from these services peaked in the fourth quarter of 2007 and declined throughout 2008 resulting in lower revenues in the current year. We also experienced declining revenues in our mortgage due diligence business from the reduction in new residential loan originations resulting from the current mortgage crisis. We partially offset these revenue declines in 2008 by expanding our products to include more offerings relating to mortgage default management including property inspection and property preservation, closing and title services and default processing services. We expect these new products to help stabilize our mortgage services revenue and drive revenue growth for us in 2009.

Financial Services revenues increased to $73,835 for the year ended December 31, 2008 from $41,293 in the prior period primarily from our acquisition of NCI in June 2007. NCI contributed net incremental revenues of $69,623 in 2008 ($35,999 of incremental revenues subsequent to June 2007). Partially offsetting this increase is a decline in our remaining Financial Services business primarily resulting from our decision to stop serving certain customers from whom we were not earning an acceptable profit level. We continue to evaluate our Financial Services product offerings and customer mix with a growing focus towards our most profitable customers and/or those we believe have growth potential.

The increase in Technology Products revenue resulted from providing support services to NCI since the June 2007 date of acquisition and from a change in our billings to Ocwen and inter-segment charges from a cost-based method to market-based rate card in the second quarter of 2008. Under the cost-based method, we based our billings to Ocwen and our inter-segment charges on our expectation of costs for providing such services. We performed these cost-based billings on overall expectations of how we would allocate our resources with limited changes to reflect actual costs. Our market-based rate cards include charges for specific functions or services that we provide that are at rates that we believe approximate what market participants would charge in arms-length transactions. We establish the rates based on specific functions such as the number of loans processed on the Altisource licensed system or the number of employees that are using the applicable systems. We bill for these services on a monthly basis, and the billings change monthly based on activity levels. We change the rates periodically based on changes we identify in the market, but generally maintain consistent rates from month to month. This change resulted in approximately $6,000 greater revenues in the current year. We believe these rates to be market rates as they are consistent with one or more of the following: the fees we charge to other customers for comparable services; the rates Ocwen pays to other service providers; market surveys prepared by unaffiliated firms; and prices being charged by our competitors. These revised rates are materially consistent with the rates we will charge Ocwen under the various long-term servicing contracts into which we will enter in connection with the Separation.

We intend to cross-sell our mortgage services and technology products going forward and believe doing so will increase the overall value we provide to our customers as well as improve the margins that we earn.

Cost of revenue

Cost of revenue includes: (i) payroll and employee benefits associated with personnel employed in customer service roles; (ii) fees paid to external providers of valuation, title, due diligence and other outsourcing services as well as printing and mailing costs for correspondence with debtors; and (iii) technology and telephone expenses as well as depreciation and amortization of operating assets.

Cost of revenue increased 18.7% in 2008 compared to an 18.9% increase in revenues. Our gross profit grew 19.4% to $45,315 in 2008. The $18,094 increase in cost of revenue consists of $29,524 incremental costs relating to our inclusion of the NCI results for a full year in 2008 compared to a partial year in 2007, partially offset by decreases in cost of revenue in our Mortgage Services segment. The cost reductions resulted from leveraging our workforce, our proprietary processes and the embedded technology. These cost reductions, as well as the change to a market-based rate card in our Technology Products segment noted above, enabled us to improve our gross profit by $7,363 from 2007 to 2008 despite a decline in revenues when adjusting for the impact of NCI.

Cost of revenue increased 34.4% in 2007 from 2006 levels due to the inclusion of NCI since acquisition. These expenses decreased 2.8% exclusive of the additional expenses from NCI due primarily to cost savings we generated in our legacy Financial Services business and in our Technology Products segment.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $158 or 0.6% from 2007 to 2008. This increase includes $6,409 of additional expenses in NCI due to our including their operating results for a full year in 2008 offset by net decreases of $6,251 from our remaining operations. We generated these net decreases primarily by reducing the number and cost of our personnel supporting our Mortgage Services operations. By increasing the utilization of our technology, maximizing the benefits of our diverse workforce and limiting the use of external professional services, we reduced our internal costs and the allocation of costs charged to us by Ocwen. We anticipate that these cost improvements will continue to benefit us in 2009 but may be offset to some degree by the costs associated with the growth and development of our new products. Further, the additional costs of being a separate public company that we will incur after the Separation will offset or may exceed the benefits of these improvements and we may have higher selling, general and administrative costs in the future as a result.

We also generated cost savings in 2007 with selling, general and administrative expenses declining 7.3% exclusive of the additional expenses from NCI.

Income from Operations

Cost savings in cost of revenues and in selling, general and administrative expenses and the change to a market-based rate card noted above enabled us to improve our income from operations by 71.9%, or $7,205, from 2007 to 2008. We consistently have expanded our income from operations margin over the periods presented even while we have continued to invest significant resources in developing new offerings. We accomplished this improvement despite a decline in revenues in 2008 when excluding the impact of NCI. In 2007, we increased our income from operations by 47.0%, or $3,204, driven principally by an increase in revenues and a reduction in costs. We continue to be focused on lowering our costs across all of our segments to grow profits while we seek to grow revenues.

Income before income taxes

Other income (expense), net included an increase in expenses in 2008 as a result of higher charges from Ocwen resulting from our acquisition of NCI. Income before income taxes increased 76.4% due primarily to the cost reductions and greater margins in Technology Products as noted above.

Other income (expense), net also included an increase in interest expense and in other expenses in 2007 relating to the debt incurred and interest charges from Ocwen in connection with our acquisition of NCI. Income before income taxes increased 17.9% which includes a loss of $3,716 in NCI. Adjusting for the NCI loss, income before income taxes increased 70.8% due primarily to the cost reductions described above.

Income Tax Provision

Income tax provision was $5,382, $1,564 and $1,616 for 2008, 2007 and 2006, respectively. Our effective tax rate on a stand alone basis was 36.9%, 18.9% and 23.0% for 2008, 2007 and 2006, respectively. Income tax provision on income before income tax differs from amounts that would be computed by applying the Luxembourg federal corporate income tax rate of 29.6% primarily because of the effect of differing tax rates outside of Luxembourg, indefinite deferral on earnings of non-U.S. affiliates and changes in the valuation allowance. The principal contributing factor to the increased effective tax rate for 2008 was an increase in valuation allowance particularly related to certain states and the impact of foreign tax positions including related deferrals. See Note 14 to our combined consolidated financial statements for a reconciliation of taxes at the statutory rate to actual income tax provision.

We expect that our effective tax rate in future periods will be consistent with 2007 and 2006 levels given our proposed operating structure, which is a rate in the low to mid twenty percent range.

SEGMENT RESULTS OF OPERATIONS

The following section provides a discussion of our operating results by our business segments for the years ended December 31, 2008, 2007 and 2006:

				Corporate	Altisource
	Mortgage	Financial	Technology	and	Portfolio
	Services	Services	Products	Eliminations	Solutions

Revenues	$54,956	$73,835	$45,283	$(13,711)	$160,363
Cost of revenue	36,392	62,590	29,777	(13,711)	115,048

Gross profit	18,564	11,245	15,506	—	45,315
Selling, general and administrative expenses	5,027	17,168	6,118	(225)	28,088

Income from operations	13,537	(5,923)	9,388	225	17,227
Interest income	—	16	—	—	16
Interest expense	(58)	(1,977)	(572)	—	(2,607)
Other	—	9	181	(225)	(35)

Other expense, net	(58)	(1,952)	(391)	(225)	(2,626)

Income (loss) before income taxes	$13,479	$(7,875)	$8,997	$—	$14,601

Transactions with related parties included above:
Revenue	$41,635	$1,181	$35,146	$(13,711)	$64,251

Selling, general and administrative expenses	$3,633	$595	$1,980	$—	$6,208

Other income (expense), net	$(58)	$(1,833)	$(378)	$—	$(2,269)

Transactions between segments primarily consist of IT infrastructure services and charges for the use of certain REAL products from our Technology Products segment to our other two segments. Generally, we reflect these charges within cost of revenue in the segment receiving the services, except for consulting services, which we reflect in selling, general and administrative expenses. All material inter segment transactions are eliminated.

Mortgage Services

	Year Ended December 31,
	2008	2007	2006

Selected statement of operations data
Revenues:
Residential property valuation	$28,401	$30,777	$26,603
Closing and title services	13,173	13,834	10,470
Knowledge process outsourcing	11,683	11,241	10,461
Mortgage due diligence	481	8,153	11,604
Other(1)	1,218	255	591

Total revenue	54,956	64,260	59,729
Cost of revenues	36,392	44,158	43,807

Gross profit	18,564	20,102	15,922
Selling, general and administrative expenses	5,027	7,876	8,294

Income from operations	13,537	12,226	7,628
Other expense, net	(58)	(90)	(34)

Income before income taxes	$13,479	$12,136	$7,594

Transactions with related parties included above:
Revenue	$41,635	$40,646	$31,301

Selling, general and administrative expenses	$3,633	$4,507	$4,242

Other income (expense), net	$(58)	$(90)	$(207)

(1)	Other primarily includes property inspection and preservation services.

Revenues

In our Mortgage Services segment, we generate the majority of our revenue by providing outsourced services that span the lifecycle of a mortgage loan. In addition to our relationship with Ocwen, we have longstanding relationships with some of the leading capital markets firms, commercial banks, hedge funds, lending institutions and insurance companies and provide products that enhance their ability to make informed investment decisions and manage their core operations.

We experienced a strong mortgage origination market through the end of 2006. In that environment, we typically generate the majority of our revenues from services related to new loan originations and from loan refinancings. As the market weakened and borrowers became more delinquent, our customers began to require more mortgage default management services. Rather than performing valuations on pools of relatively new loan originations, we shifted to performing broker price opinions for non-performing loans as well as closing and title services for related transactions.

Our valuation, closing and title services revenues increased in 2007 due to rising delinquencies and foreclosures throughout the year partially offset by lower revenues relating to loan originations. Revenues declined in 2008 as loan originations continued to decrease partially offset by an increase in services to assist holders of delinquent loans.

We determined early in 2008 to scale down the mortgage due diligence services due to a lack of demand. We shifted these resources to other areas, including our outsourcing services for which we increased our revenues by gaining a greater share of our customers’ outsourcing needs.

We launched several new products in the fourth quarter of 2008 that we reflected in the Other category. These new products include property inspection and preservation services, default processing services, title agency services and homeowner outreach. We also began REO sales in the first quarter of 2009 and expect these new products to drive revenue growth in 2009 and beyond.

Cost of revenue

We decreased our cost of revenue by 17.6% in 2008 and increased our cost of revenue by 0.8% in 2007 compared to a 14.5% decrease in revenues in 2008 and a 7.6% increase in revenues in 2007. These changes resulted in an increase in our gross profit from 26.7% of revenue in 2006 to 31.3% in 2007 and to 33.8% in 2008. We accomplished these improvements primarily by continuing to increase the utilization of our proprietary technology as well as by scaling back our mortgage due diligence services that had lower margins. Partially offsetting this improvement was the impact of new product launches for which we incurred personnel and other costs to establish the products with minimal revenues during 2008.

Selling, general and administrative expenses

We decreased our selling, general and administrative expenses by 36.2% in 2008 and by 5.0% in 2007. Consistent with the changes in cost of revenue, we generated these improvements by continuing to increase our utilization of our technology and lowering our overhead costs.

Income from operations and Income before income taxes

We increased our income from operations by 10.7% in 2008 and by 60.3% in 2007. The improvements in 2008 resulted from our cost saving measures and were achieved despite a 14.5% decline in revenues. The greater increase in 2007 is due to cost savings in addition to a 7.6% increase in revenue.

Income before income taxes increased 11.1% in 2008 and 59.8% in 2007. These increases generally are consistent with the increases in income from operations and result from the same factors.

Financial Services

	Year Ended December 31,
	2008	2007	2006

Selected statement of operations data
Revenues:
Asset recovery management	$62,771	$36,802	$7,666
Customer relationship management	11,064	4,491	—

Total revenue	73,835	41,293	7,666
Cost of revenue	62,590	32,324	5,219

Gross profit	11,245	8,969	2,447
Selling, general and administrative expenses	17,168	14,787	3,173

Loss from operations	(5,923)	(5,818)	(726)
Other income (expense), net	(1,952)	(1,269)	340

Loss before income taxes	$(7,875)	$(7,087)	$(386)

Transactions with related parties included above:
Revenue	$1,181	$1,044	$2,070

Selling, general and administrative expenses	$595	$1,817	$1,581

Other income (expense), net	$(1,833)	$(544)	$—

Revenues

In our Financial Services segment, we generate the majority of our revenue from asset recovery management fees we earn for collecting amounts due to our customers and from fees we earn for performing customer relationship management for our customers. We acquired NCI effective June 6, 2007 and began including its results in ours on that date. The increases in revenues are due to the inclusion of NCI’s results for a portion of the year in 2007 and for the full year in 2008.

Cost of revenue

Cost of revenue increased $30,266 in 2008 and $27,105 in 2007 primarily due to the acquisition of NCI in June 2007. Cost of revenue increased from 68.1% of revenues in 2006 to 78.3% in 2007 and 84.8% in 2008. We began to expand our existing operations late in 2007 and continued this expansion in 2008 in order to provide capacity to migrate more of our collections functions to lower cost areas. We incurred additional training and recruiting costs as we built the new facility and ramped up staffing. We also generated lower collections per dollar placed with us in 2008 which we believe is consistent across the collections industry and is due to the general economic downturn in the U.S. and elsewhere. Finally, we incurred higher technology costs in 2008 relating to the acceleration of depreciation on a predictive dialer that we replaced and the addition of other technology assets. We reflect these costs in our Technology Products segment as well but eliminate the duplicate amounts in consolidation. We fully depreciated this dialer in 2008 and reduced many of our technology costs during the year. We also reduced the number of collectors late in 2008 without a corresponding decrease in revenue.

The general economic conditions have caused our collection rates, or dollars collected as a percentage of dollars placed, to decline over the entire period during which we owned NCI. We are focusing on controlling our costs during these difficult times. We believe these changes will result in decreased cost of revenues as a percent of revenues in 2009 as compared to the levels in 2008, thereby increasing gross margins for this segment.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 16.1% in 2008 and 366.0% in 2007 primarily because of our inclusion of NCI in our results beginning in June 2007. These expenses declined 7.7% in 2008 except for the increase relating to NCI.

Loss from operations

Our loss from operations increased by $5,092 in 2007 due to the addition of losses from NCI and lower revenues in our legacy collections business. In 2008, our loss from operations increased by $105 despite including NCI for a full year reflecting improvements we made in operations in 2008.

Other income (expense), net and Loss before income taxes

Other income (expense), net primarily includes interest expenses on NCI’s debt and an interest charge from Ocwen for its investment in NCI. These amounts increased from 2007 to 2008 due to our inclusion of NCI for a full year in 2008.

Financial Services incurred losses before income taxes of $7,087 in 2007 and $7,875 in 2008. NCI incurred losses before income taxes of $3,716 in 2007 and $7,094 in 2008. We are focused on reducing our costs in this segment and on profitability per client. We began to show improvements in the fourth quarter of 2008 and anticipate that these improvements will continue into 2009.

Technology Products

	Year Ended December 31,
	2008	2007	2006

Selected statement of operations data
Revenues:
IT infrastructure services	$24,820	$17,907	$17,987
REAL suite	20,463	18,328	16,643

Total revenue	45,283	36,235	34,630
Cost of revenue	29,777	27,354	28,559

Gross profit	15,506	8,881	6,071
Selling, general and administrative expenses	6,118	6,359	7,027

Income (loss) from operations	9,388	2,522	(956)
Other (expense) income, net	(391)	708	771

Income (loss) before income taxes	$8,997	$3,230	$(185)

Revenue from transactions with other operating segments	$13,711	$6,882	$5,422

Transactions with related parties included above:
Revenue	$21,435	$17,660	$18,600

Selling, general and administrative expenses	$1,980	$2,540	$3,280

Other income (expense), net	$(378)	$(331)	$(296)

Revenues

Our change to a market-based rate card in the second quarter of 2008 resulted in our recording revenues of approximately $6,000 more in 2008 than we would have recorded had we continued to use the cost-based system. Approximately $4,100 of this increase related to IT infrastructure services and $1,900 related to REAL products revenues. Additionally, revenues increased primarily due to our commencing IT infrastructure services to NCI in June 2007. Revenues from NCI were $7,928 in 2008 and $2,179 in 2007. The increase in 2008 related to 2008 being a full year and to significant technology additions for NCI during the year. These included replacing a predictive dialer and improving the telephony and call recording capabilities of the operation in order to better serve our customers. Excluding the impact of the billing change and the addition of NCI, IT infrastructure services revenues decreased 18.4% in 2008 as Ocwen reduced its staffing levels throughout the year and therefore required less IT infrastructure services.

Revenues from our REAL suite of products increased in 2008 due primarily to the billing changes described above and as a result of higher fees for our transaction based products. Although we generated higher revenues in 2008 than in 2007, we experienced softness in these revenues late in 2008 as transaction volumes began to decline and the number of loans serviced by Ocwen contracted. However, we anticipate that the new products we launched in our Mortgage Services segment will drive higher transaction volumes for our REAL products thereby offsetting these negative trends over time and enabling us to maintain the current level of our Technology Products revenues.

Cost of revenue

We increased cost of revenue by 8.9% in 2008 after decreasing them by 4.2% in 2007. In connection with our acquisition of NCI in June 2007, we transferred NCI’s IT infrastructure services staff to our Technology Products segment and began managing NCI’s IT infrastructure services function. This change increased our expenses in Technology Products in 2007, but we offset this increase with reductions in the remainder of our operations. The decrease in our cost of revenue from 2006 to 2007 relates primarily to lower depreciation on technology assets as many of these assets became fully depreciated in 2006.

Late in 2007 and throughout 2008, we consolidated the NCI support function with our operations eliminating many of the NCI positions and enabling us to minimize the increase in our cost of revenue. Our billings to NCI increased over $5,700 from 2007 to 2008 due to providing support for the full year in 2008 while our cost of revenue increased only $2,423. We continue to focus on cost reductions in this area and believe we are well positioned to continue providing high quality service while lowering costs through 2009.

Selling, general and administrative expenses

We decreased our selling, general and administrative expenses in our Technology Products segment by 3.8% in 2008 and by 9.5% in 2007. These decreases generally were due to decreasing the number of staff in this function in each year.

Income (loss) from operations

We increased our income from operations by 272.2% in 2008 and by 363.8% in 2007. The increase in 2008 was due to our change to a market-based rate card as described above as well as to the cost savings we generated during the year. The improvement in 2007 is due primarily to lower depreciation expenses as many of our technology assets became fully depreciated during the year, and our depreciation expense declined as a result.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management believes our ability to generate cash flow from operations, coupled with cash on hand will be adequate to meet anticipated cash requirements which principally include operational expenditures, working capital and capital spending. Management believes that Altisource will have sufficient cash and other financial resources to fund current operations and meet its obligations beyond the next twelve months without incurring additional debt. Ocwen intends to contribute cash to us sufficient to ensure that we have a minimum cash balance of at least $7,000 at the Separation Date.

Total borrowings and cash as presented in the accompanying historical combined consolidated financial statements reflect only those balances we required to operate as a subsidiary of Ocwen. Historically, Ocwen has centrally managed the majority of the consolidated company’s financing activities in order to optimize its costs of funding and financial flexibility at the corporate level. In addition, Ocwen has allocated interest expense to us based upon our portion of assets to Ocwen’s total assets which has resulted in interest charges reflected on our combined consolidated statement of operations. These interest charges reflect an allocation and are not indicative of the interest charge we expect to incur as a separate company. Actual interest expense incurred by Altisource historically includes our line of credit and other secured borrowings, as well as interest expense associated with capital leases.

As a separate company, Altisource intends to employ a disciplined cash policy that seeks first to maintain a strong balance sheet and second to invest in compelling growth opportunities that include development of new services, primarily within our Mortgage Services segment, as well as acquisitions. In most cases, we are able to grow our business organically with little to no additional capital. Furthermore, for over 60% of the revenues we earn, we are paid as we provide the service or within a limited timeframe (i.e., within one week) which minimizes our working capital requirements and ensures sufficient timely cash flows to fund operations. Furthermore, our operations generated strong cash flow in each of the past three years and only required a contribution from Ocwen in order to acquire NCI in June 2007. We expect to continue to generate positive cash flow from operations throughout 2009 and in subsequent years.

We may be restricted initially from pursuing larger acquisitions. However, we believe we still will be able to complete a number of strategic transactions that will be accretive to our operations and will not require a significant use of cash to complete. The limitations on the use of our stock in an acquisition are due to our desire to maintain the tax-free nature of the Distribution. For a period of two years following the Separation, issuances of 50% or more of our common stock to one entity may cause the Distribution to lose its tax-free treatment for Ocwen. However, we believe that the impact of such loss of the tax-free treatment for Ocwen would be mitigated substantially because Ocwen shall recognize substantially all of its gain in the Altisource business in connection with the Restructuring as more fully described under “Certain United States Federal Income Tax Consequences of the Separation”.

In June 2009, the Company terminated its existing revolving credit facility after considering its positive operating cash flows year-to-date and the administrative costs of maintaining the facility. We continue to believe that the Company has sufficient operating cash flows and, if necessary, access to debt markets at reasonable costs as well as equity markets (subject to the limitations described above) to finance our operations for at least the next twelve months even without this credit facility.

Cash Flows

	For the Years Ended December 31,			2008-2007	2007-2006
	2008	2007	2006	% Change	% Change

Net income adjusted for non-cash	$21,055	$13,660	$13,906	54.1%	(1.8)%
Working capital	7,850	(5,631)	483	(239.4)%	NM

Cash flow from operations	28,905	8,029	14,389	260.0%	(44.2)%
Cash flow from investing activities	(5,216)	(56,777)	(8,211)	90.8%	(591.5)%
Cash flow from financing activities	(22,389)	54,436	(6,178)	(141.1)%	981.1%

Net change in cash	1,300	5,688	—	(77.1)%	100.0%
Cash at beginning of period	5,688	—	—	NM	NM

Cash at end of period	$6,988	$5,688	$—	22.9%	NM

NM= not meaningful

Cash flow from operations consists of two components including net income adjusted for certain non-cash items (e.g., depreciation, amortization) and working capital. We generated $28,905 in cash flows from operations for the year ended December 31, 2008 which represents our improved operating performance during 2008 as compared to 2007 as well as significant working capital improvement particularly with respect to accounts receivable.

For the year ended December 31, 2007, we generated $8,029 in cash flow from operations that, when compared to the year ended December 31, 2006, principally reflects a decline in working capital attributable to both accounts receivable and accounts payable and other accrued expenses.

Historically, we have spent between $4,500 and $9,000 on capital expenditures for the periods presented which was primarily spent on computer hardware and software to enhance our service offerings and to maintain our information technology infrastructure. The decrease in capital expenditures since 2006 is reflective of tighter controls and increased focus on ensuring that any amounts spent contribute to return on assets. We expect expenditures in 2009 to approximate or be somewhat higher than 2008 as we continue to invest in new product offerings and services. More specifically, we used $5,216 of cash for investing activities in 2008 compared to $56,777 in 2007. This large 2007 amount relates to our acquisition of NCI in June 2007 for which we used $25,041 of cash and financed the remainder with debt.

Our cash flows from financing activities primarily include the net change in our invested equity balance. Historically, we participated in a centralized cash management program with Ocwen. We made a significant amount of our cash disbursements through centralized payable systems which were operated by Ocwen, and a significant amount of our cash receipts were received by us and transferred to centralized accounts maintained by Ocwen. There were no formal financing arrangements with Ocwen, and we recorded all cash receipts and disbursement activity between us and Ocwen through invested equity in the combined consolidated balance sheets and as net distributions or contributions to parent in the combined consolidated statements of invested equity and cash flows because we consider such amounts to have been contributed by or distributed to Ocwen. The significant cash outflow in 2008 is due to our generating cash flows from operating activities that we transferred to Ocwen as part of the $21,090 net distribution to Parent in 2008.

Committed Facility

In July 2008, NCI entered into a revolving secured credit agreement with a financial institution that provides for borrowings, secured by and limited to eligible accounts receivable of NCI, of up to $10,000 through July 2011. The Company terminated this facility on June 23, 2009.

Capital Resources

Changes in Financial Condition

Total assets decreased by 17.4% in 2008 primarily due to collections we made on receivables, accumulated depreciation on premises and equipment in excess of new additions, amortization of intangible assets with no additions and a reduction in goodwill. In 2008, we recorded amortization of goodwill for income tax purposes that we reflected as a reduction in goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

Total liabilities decreased by 6.1% in 2008 due primarily to payments we made on capital lease obligations and on liabilities we recorded in connection with our acquisition of NCI in June 2007.

At December 31, 2008, we had $54,199 of invested equity, a decrease of $15,128 from December 31, 2007 that primarily was due to our having a net increase in cash from operating and investing activities that Ocwen transferred to its own accounts.

Contractual Obligations

Our long-term contractual obligations generally include our operating lease payments on certain of our property and equipment. The table below summarizes the commitments of Altisource as of December 31, 2008:

Nature of Commitment	Total	2009	2010	2011	2012	2013	Thereafter

Non-cancelable operating leases	$5,594	$3,338	$1,080	$572	$262	$269	$73
Lines of credit and other secured borrowings	1,123	1,123	—	—	—	—	—
Capital lease obligations — principal	1,356	916	440	—	—	—	—
Contractual interest payments(1)	260	154	76	30	—	—	—

(1)	Represents estimated future interest payments on borrowings, including capital leases, based on applicable interest rates as of December 2008.

We believe that we have adequate resources to meet all contractual obligations as they come due.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements other than operating leases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our ability to measure and report our operating results and financial position is heavily influenced by the need to estimate the impact or outcome of risks in the marketplace or other future events. Our critical accounting policies are those that relate to the estimation and measurement of these risks. Because they inherently involve significant judgments and uncertainties, an understanding of these policies is fundamental to understanding Management’s Discussion and Analysis of Results of Operations and Financial Condition. The following is a summary of our more subjective and complex accounting policies as they relate to our overall business strategy.

Revenue Recognition

We recognize revenues from the services we provide in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB No. 104”), “Revenue Recognition” and related interpretations. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been performed; 3) the seller’s price to the buyer is fixed or determinable; and 4) collectability is reasonably assured. Generally, the contract terms for these services are relatively short in duration and we recognize revenues as the services are performed either on a per unit or a fixed price basis. Specific policies for each of our reportable segments are as follows:

Mortgage Services:  We recognize the majority of the services we provide in this segment on delivery of the product or service to our customer. Residential property valuation, certain property inspection and property preservation services, mortgage due diligence and certain closing and title services include specific deliverables for our customers for which we recognize revenues when we deliver the related valuation, property service, title search or due diligence report to the customer if collectibility is reasonably assured. We also perform a number of services for which we recognize revenue at the time of closing of the related real estate transaction including real estate sales, real estate closings and certain title services. For default processing services and certain property preservation services, we recognize revenue over the period during which we perform the related services, with full recognition on completion of the related foreclosure filing or on closing of the related real estate transaction. For our knowledge process outsourcing services, we charge for these services based upon the number of employees utilized and providing such services.

Financial Services:  We generally earn our fees for asset recovery management services as a percentage of the amount we collect on delinquent consumer receivables on behalf of our clients and recognize revenues upon collection from the debtors. We also provide customer relationship management services for which we earn and recognize revenues on a per minute basis as the related services are performed.

Technology Products:  For our REAL suite, we charge based on the number of our client’s loans processed on the system or on a per-transaction basis. We record transactional revenues when the service is provided and other revenues monthly based on the number of loans processed, employees serviced or products provided. Furthermore, we provide IT infrastructure services to Ocwen and charge for these services based on the number of employees that are using the applicable systems and the number and type of licensed products used by Ocwen. We also generate revenues from software related services as considered under AICPA Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), and SOP 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions” (“SOP 98-9”). We record revenue associated with implementation services upon completion and maintenance ratably over the related service period.

Intangible Assets and Goodwill

As a result of our acquisition of NCI in 2007 we acquired goodwill and identifiable intangible assets of $54,815. Goodwill represents the cost of an acquired business in excess of the fair value of its net assets, including identifiable intangible assets, at the acquisition date. At December 31, 2008, the balance of goodwill was $11,540, of which $9,922 relates to the acquisition of NCI and is included in our Financial Services segment and $1,618 relates to our acquisition of the company that developed the predecessor to REALTrans and is included in our Technology Products segment.

Goodwill.  We test the goodwill in each of our operating segments which are components one level below our three business segments, for impairment at least annually or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable from future cash flows based on a two-step impairment test in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). We evaluate the recoverability by comparing the estimated fair value of each operating segment with its estimated net carrying value (including goodwill). We derive the fair value of each of our operating segments based on valuation techniques that we believe market participants would use for each segment (primarily a discounted cash flow valuation methodology). Our goodwill impairment test involves the making of estimates and the exercise of management judgment. From time to time, we may obtain assistance from third parties in our evaluation. The discounted cash flow valuation methodology uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows achieved.

In projecting our cash flows, we used projected growth rates of 0.1% to 5.0%. For the discount rate, we used 16.0%, which reflected our weighted average cost of capital determined partially based on our industry and size. Fair value is calculated as the sum of the projected discounted cash flows of the reporting units over the next five years and terminal value at the end of those five years.

During the fourth quarters of 2008, 2007, and 2006, we completed our annual goodwill impairment tests and determined that there was no goodwill impairment. We did record reductions of the goodwill in our Financial Services segment during 2008. We recorded purchase price adjustments of $365 during 2008 that increased the amount of the goodwill we recorded. Also, prior to our acquisition of NCI in 2007, NCI made an acquisition that created tax-deductible goodwill that amortizes for tax purposes over time. When we acquired NCI in 2007, we recorded a lesser amount of goodwill for financial reporting purposes than what had previously been recorded at NCI for tax purposes. This difference between the amount of goodwill recorded for financial reporting purposes and the amount recorded for taxes is referred to as “Component 2” goodwill and it results in our recording periodic reductions of our book goodwill balance in our combined consolidated financial statements. The reduction of book goodwill also resulted in a reduction in invested equity in the amount of $3,622 in 2008 and $1,136 in 2007. We will continue to amortize the remaining Component 2 goodwill for tax purposes which will result in our first reducing book goodwill to zero and then reducing intangible assets by the remaining tax benefits of the Component 2 goodwill as they are realized in our tax returns.

Identifiable Intangible Assets.  The balance of intangibles at December 31, 2008 was $36,391. These intangibles relate to trademarks and customer lists we acquired in connection with our acquisition of NCI. We amortize our identifiable intangible assets over their estimated lives in accordance with SFAS No. 142. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

These circumstances include, but are not limited to, a significant adverse change in legal factors or in the business climate or operating or cash flow losses and projections of continuing losses. An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is triggered if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

During 2008, we did not identify any indicators of impairment for our NCI customer relationship and trade name intangibles.

Accounting for Income Taxes

As part of the process of preparing the combined financial statements, we were required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities that are included within our combined consolidated balance sheets. We must then assess the likelihood that deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within income tax expense in the statement of earnings. Determination of the income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, changes in the geographic mix of revenues or in the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period.

We conduct periodic evaluations of positive and negative evidence to determine whether it is more likely than not that the deferred tax asset can be realized in future periods. Among the factors considered in this evaluation are estimates of future taxable income, the future reversal of temporary differences, tax character and the impact of tax planning strategies that can be implemented, if warranted. As a result of this evaluation, we included in the tax provision an increase of $1,322 to the valuation allowance for 2008 related to certain state net operating losses that are more likely than not to be realized in future periods.

Litigation

We continuously monitor the status of our legal matters. We obtain advice from external legal counsel in our periodic assessment of legal matters for potential loss accrual and disclosure. We make a determination of the amount of the reserves required in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.” We establish reserves for settlements, judgments on appeal and filed and/or threatened claims for which we believe it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

We have filed suit against a former equipment vendor seeking revocation of acceptance of the equipment and damages for breaches of implied warranties and related torts. Separately, we are party to a pending arbitration brought by the vendor seeking payment of annual support and maintenance fees for periods subsequent to when we returned the equipment to the vendor. The vendor also is requesting payment of discounts it provided to us purportedly to be a marketing partner for the vendor. In total, the former vendor is seeking damages of approximately $3,100. We believe that the vendor’s claims against us are without merit and intend to defend vigorously against this matter.

RECENT ACCOUNTING PRONOUNCEMENTS

We do not anticipate that any recent accounting pronouncements will have a significant impact on our financial statements upon adoption. For additional information regarding recently issued accounting pronouncements, see Note 3 to our combined consolidated financial statements.

OTHER MATTERS

Related Party — Ocwen

For the year ended December 31, 2008, approximately $41,635 of the Mortgage Services, $21,435 of the Technology Products and $1,181 of the Financial Services segment revenues were from sales to Ocwen businesses not included in the Separation or sales derived from Ocwen’s loan servicing portfolio. Services provided to Ocwen included residential property valuation, title services, REO asset management, property inspection and property preservation, core technology back office support and multiple business technologies including our REAL suite of products. We provided all services at rates we believe to be comparable to market rates.

Provided below is a brief description of the arrangements we expect to enter into with Ocwen. These arrangements may involve, or may appear to involve, conflicts of interest. See the detailed discussion in the “Risk Factors” and “Affiliate Relationships and Related Party Transactions” sections of this document.

Transition Services Agreement

See “Relationship Between Ocwen and Us Following the Separation — Transition Services Agreement.”

Tax Matters Agreement

See “Relationship Between Ocwen and Us Following the Separation — Tax Matters Agreement.”

Employee Matters Agreement

See “Relationship Between Ocwen and Us Following the Separation — Employee Matters Agreement.”

Intellectual Property Agreement

See “Relationship Between Ocwen and Us Following the Separation — Intellectual Property Agreement.”

Data Center and Disaster Recovery Services Agreement

See “Relationship Between Ocwen and Us Following the Separation — Data Center and Disaster Recovery Services Agreement.”

Services and Technology Product Services Agreements

As part of the Separation, we and Ocwen expect to enter into separate, binding long-term service agreements that will require Ocwen to continue to purchase the following Mortgage Services and Technology Products from us after the Separation:

Mortgage Services	Technology Products

• valuation services	• residential loan servicing software
• residential due diligence	• vendor management and order fulfillment software
• residential fulfillment support services	• default resolution services
• real estate management and sales	• IT infrastructure support
• property inspection and preservation services	• invoice presentment and payment software
• closing and title services	• commercial loan servicing software
• homeowner outreach	Financial Services
• trustee foreclosure services	• mortgage charge-off and deficiency collections

For additional information see “Relationship between Ocwen and Us Following the Separation”.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes risks relating to derivative financial instruments, other financial instruments and derivative commodity instruments. These risks may be classified as liquidity risk, interest rate risk and foreign currency exchange rate risk.

Following the Separation, the risks related to our business will include certain market risks that may affect our debt and other financial instruments. In particular, we will face the market risks associated with interest rate movements on our outstanding debt. We expect to assess market risks regularly and to establish policies and business practices to protect against the adverse effects of these exposures.

We are exposed to foreign currency exchange rate risk in connection with our investment in non-U.S. dollar functional currency operations to the extent that our foreign exchange positions remain unhedged. Our operations in Luxembourg, Canada, Uruguay and India expose us to foreign currency exchange rate risk, but we consider this risk to be insignificant.

BUSINESS

Overview

Altisource provides real estate mortgage portfolio management and related technology products and asset recovery and customer relationship management services.

We conduct our operations through three reporting segments: Mortgage Services, Technology Products and Financial Services. We also have a Corporate department that currently consists of overhead costs and intersegment eliminations.

Our Reportable Segments

Mortgage Services

Mortgage Services provides due diligence, valuation, real estate sales, default processing services, property inspection and preservation services, homeowner outreach, closing and title services and knowledge based outsourcing services to customers in the financial services industry.

The Mortgage Services segment generates the majority of its revenue by providing professional outsourced services across the lifecycle of a mortgage loan. Currently, we generate about 76% of our Mortgage Services revenues from Ocwen by fulfilling their need for various services associated with their mortgage loan servicing, non-performing loan and real estate owned portfolios. We also have longstanding relationships with some of the leading mortgage originators and servicers, insurance companies, hedge funds and commercial banks and provide a suite of products that enhances our customers’ ability to make informed investment decisions. Mortgage Services consists of four business components:

Real Estate Services.  This business provides fee-based transaction management services including residential property valuation, real estate sales, property inspection and preservation and mortgage due diligence. Historically, revenue was directly correlated to the level of origination activity and consisted only of valuation and due diligence services. However, during 2008, we expanded our services to assist in managing delinquent and defaulted loans and Real Estate Owned, which we refer to as REO. This expansion enabled us to serve both originators of new loans and servicers and investors with investments in defaulted loans and REO.

Closing and Title Services.  Historically, we provided only uninsured title searches to assist our clients in their foreclosure process. We are adding several new products to this component including real estate closings, title searches and title agency services. We are currently in the process of obtaining licenses to expand our title service operations into a limited number of key states, and plan to start these operations in 2009.

Default Processing Services.  Through this new line of business, we provide non-legal administrative or back-office services to attorneys to support foreclosure, bankruptcy and eviction functions. We manage certain non-legal steps in the foreclosure, bankruptcy or eviction process for our clients. Our services include new file preparation, notifications and advisories, marketing properties for foreclosure sale, document preparation, communications on behalf of the client and billing services. Additionally, we created a trustee, Western Progressive, LLC, that provides end-to-end foreclosure service directly to servicers for foreclosure files in select Western trustee states.

Knowledge Process Outsourcing.  This business provides loan underwriting, quality control, insurance and claims processing, call center services and analytical support to customers.

Mortgage Services has limited capital requirements with services that span the life-cycle of the loan. By offering this range of services, we are able to produce relatively stable earnings in spite of the decline in residential loan origination activity. Our continued success in this area is dependent on our ability to launch new services that cater to the needs of our customers throughout the lifecycle of the loan, to manage our operating costs and to continue to improve the quality and timeliness of service delivery. We recently introduced many of these services, and we believe the growth in revenues and profits from these new products will offset any declines we experience as a result of the decline in residential loan origination activity. Further, we believe that these capabilities provide us with a foundation from which we can solicit additional third-party business beyond Ocwen leading to revenue growth opportunities.

The mortgage services segment primarily generates revenue by providing services to its customers for a fee. Since fees typically are based on fixed rates per unit, we are focused on efficiencies in order to generate greater profitability. We incurred significant costs in 2008 to establish our new services including training our staff, performing vendor selections and obtaining licenses and registrations. While we expect to continue to incur costs associated with our growth in this area, we now are generating revenues and profits from several of these new products at a level that we believe will offset these incremental expenses.

Financial Services

This segment comprises our asset recovery and customer relationship management businesses. Effective June 6, 2007, this segment includes the results of NCI, a receivables management company. NCI specializes in contingency collections and customer relationship management for credit card issuers and other consumer credit providers. NCI’s primary source of revenue is fees for collections on behalf of credit card issuers and other consumer credit providers on a contingency basis. The largest customer in this segment is American Express which accounted for approximately 25.8% of Altisource’s total revenues or 56.0% of the Financial Services segment revenues in 2008. Our relationship with American Express is governed by an agreement, which generally sets out the guidelines on which we will provide services to American Express, although each separate assignment for American Express must be separately agreed to by American Express and is separate from the agreement. American Express is not contractually obligated to continue to use our services at historical levels or at all. The relationship is terminable by American Express by giving 30 days prior written notice to us.

We are one of the ten largest receivables management companies in the United States as reported in two independent third party industry polls conducted in 2007 and 2008. These two polls were the 2008 Industry Rankings for accounts receivable management companies as published in the August 2008 edition of Collections & Credit Risk Magazine and the Top Credit Card Collectors — 2007 as published in the August 2008 edition of The Nilson Report. We believe that the key to our success is our ability to perform well for our customers which, in turn, leads to more account placements. Our ability to perform well for our customers is largely dependent on our success in the training and retention of collection staff and providing them with cutting edge technology tools to decrease variability in processes. Variability is a lack of consistency in performance between collectors, and we are providing resources to our collectors that we believe will enable each of them the opportunity to perform similar to the level of our most efficient collectors.

We believe that our focus on variability reduction, or consistency, at the collection staff level allows for greater scalability and profitability in the rapidly changing economic environment. To that end, we are designing and implementing scripts that include resolution options based on behavioral sciences research and statistical modeling of consumer behavior. The result is an integration of high-probability resolution options, advanced scoring and segmentation models and greater effectiveness in resolution presentation. This integration, in turn, will reduce the time for new collectors to reach productive levels and increase the accuracy of inputs to staffing and training models which will allow for higher productivity at lower costs.

We generate the majority of our Financial Services segment’s revenue through the collection on behalf of our customers of post-charge-off consumer debt for a contingent fee that is based on the percentage of the debt collected. We also provide accounts receivable management services to companies for their delinquent pre-charge off receivables (generally less than 180 days past due). We generally are compensated for these services on a per minute of talk time or per employee basis. In addition to these asset recovery management services, we offer customer relationship management and other services including customer care and early stage collections services. We generally are compensated for these services on a per-call, per-person or per-minute basis.

Technology Products

Technology Products is responsible for the planning, design, development, delivery and support of our technology products and services. We build all of our technology products to be scalable, secure, flexible, standards-based and using web-based technologies. Further, we bring solutions to market quickly because of the investments that we made in our technology. Our products include the REAL suite of applications that supports the servicing business of Ocwen, the services provided by Mortgage Services and the servicing and origination businesses of external customers. These external customers include residential and commercial mortgage loan servicers.

Key products we offer through our Technology Products segment include:

REALServicing® — an enterprise residential mortgage loan servicing product that offers an efficient platform for loan servicing. The technology solution features automated workflows, scripting and robust reporting capabilities. The product spans the loan administration cycle from loan boarding to satisfaction including all collections, payment processing and reporting. The product is integrated into telephony systems to permit the REALServicing® platform to be used as the core loan servicing application by Ocwen.

REALResolution — a default loan administration product that provides decision support, timeline management and reporting capability for defaulted loans and REO. We typically deploy the REALResolution loan administration product for our customers in conjunction with a loan servicing system such as the REALServicing® platform.

REALTrans®  — an electronic business-to-business exchange that automates and simplifies ordering, tracking and fulfilling mortgage information products and services. The technology solution connects multiple service providers through a single platform and forms an efficient method for managing a large scale network of vendors. We offer the REALTrans® vendor management platform as a web-based tool, or we can integrate it into the core systems of originators and servicers in a matter of weeks to fully automate order management. The product has more than 118 product types and over 40,000 national and local vendors representing one of the largest networks of service providers in the country.

REALSynergy® — an enterprise commercial real estate loan servicing platform. This technology solution manages the entire life cycle associated with commercial real estate loans and has over 50 customers.

REALRemit® — a patented electronic invoice presentment and payment system that provides our vendors with the ability to submit invoices electronically for payment and to have invoice payments deposited directly to their respective bank accounts.

IT Infrastructure Services — a full suite of services through which we perform remote management of IT functions for Ocwen. We offer a standardized IT enablement package for business users that comprises network management and security, desktop applications, telephony, mail and network storage backed by 24/7 Help Desk and extensive Tier 2 support. We also offer expertise in the design and delivery of productized services including call center services management for large volume inbound and outbound calling requirements.

The REAL suite of products generally generates revenue on a per-loan or per-transaction basis. The IT Infrastructure products primarily generate revenue on a per-application or a per-seat basis. The majority of our revenues are from our proprietary products so we generally do not incur significant incremental costs for each marginal seat or each loan or transaction we support.

Our products are scalable, and we believe that we can expand our customer base and serve many more customers with limited incremental costs. We plan to use our technology products as a competitive advantage in selling our mortgage services enabling us to generate growth in our mortgage services segment that is greater than the growth we could achieve by selling our technology products on a stand-alone basis.

Relationship with Ocwen

For the year ended December 31, 2008, approximately $41,635 of the Mortgage Services, $21,435 of the Technology Products and $1,181 of the Financial Services segment revenues were from sales to Ocwen businesses not included in the Separation or sales derived from Ocwen’s loan servicing portfolio. Services that we provided to Ocwen included residential property valuation, closing and title services, property inspection and preservation, core technology back office support and multiple business technologies including our REAL suite of products.

For a period of time following the Separation, Ocwen and Altisource will enter into long-term servicing contracts of up to eight year terms (subject to termination rights) pursuant to which Altisource will provide Ocwen with mortgage servicing and technology products services as described above. We also expect to enter into a transition services agreement under which Ocwen will provide to Altisource, and vice versa, certain short-term transition services such as human resources, vendor management, corporate services, six sigma, quality assurance, quantitative analytics, treasury, accounting, risk management, legal, strategic planning, compliance and other areas. We expect that all services provided pursuant to the long-term service contracts will be based on market rates prevailing at the time of execution or otherwise on arms-length terms and that the transition services agreement will be based on fully-allocated cost. These arrangements may involve, or may appear to involve, conflicts of interest. See the detailed discussion in the “Risk Factors”, “Relationship Between Ocwen and Us Following the Separation” and “Affiliate Relationships and Related Party Transactions” section of this document.

Altisource Portfolio Solutions Competitive Strengths and Business Attributes

Altisource’s strengths and business attributes are:

•	Strong domain expertise. Altisource focuses on selling process outputs and solutions instead of seats. Process outputs and solutions are the number of units produced or the number of units managed on behalf of our client. Seats refers to charging a set rate per outsourced employee or per minute of talk time. For example, in our Mortgage Services business we generally charge for each valuation, property inspection, title search and real estate asset sold. In our Financial Services business, we generally charge a percentage of the amount we collect on delinquent consumer receivables on behalf of our clients. In our Technology Products business, we generally charge our clients based upon the number of the client’s loans processed on the Altisource licensed system, or based on the number of our client’s employees that are using the applicable systems. Unlike a business model that sells all of its services on a per person basis, this allows us to improve our margins as we become more efficient in providing our services.

•	Among the leading providers in each of its business segments. Our client base includes blue-chip companies, leading capital markets firms, commercial banks, hedge funds, lending institutions and insurance companies with which we generally have long standing relationships. We are a top 10 accounts receivable management company, and our predecessor companies have served the largest customer in our Financial Services segment for more than 30 years. Our Mortgage Services and Technology Products segments have served Ocwen since their formation and continue to increase the volume and breadth of services they provide. We believe that the Separation will open up opportunities in the marketplace that were not available to us as part of Ocwen including providing services to other loan servicing and financial services companies. Our sales force is focused on growing these relationships.

•	Advanced technology. Our technology products deliver stable, scalable and efficient functionality that leads to higher revenue and profitability per employee for our customers.

•	Strategy. By utilizing psychological principles, scripting engines, decision models and workflow management, Altisource eliminates variability in delivery of services which offers us the opportunity to maintain sustained quality levels.

•	Earnings potential. Our Mortgage Services and Technology Products segments generate a significant portion of their revenues from Ocwen’s loan servicing portfolio. We believe this provides visibility into our future business and allows us to efficiently manage our infrastructure.

•	Unlevered Balance Sheet. We enjoy a nearly debt-free capital structure that provides the financial flexibility to pursue acquisitions and organic growth.

•	Management Team. We have a strong, cohesive team with significant management and knowledge process outsourcer experience. Our disciplined recruiting practices include cognitive testing, personality screening and complex behavioral assessments at all levels of the company.

Altisource Portfolio Solutions Strategy and Opportunities

Altisource’s strategy and opportunities include:

•	New products. Over the past two quarters, we launched new products in our Mortgage Services segment designed to capture a greater share of the default management business. These products include default processing services, property inspection and preservation services, homeowner outreach, real estate sales and title services.

•	Infrastructure advantage. We are managing high value, knowledge based job functions. We successfully built and are managing global service centers in the U.S., India, Uruguay and Canada. Our recruiting and training practices as well as our information technology infrastructure enable us to manage intensive knowledge based processes with quality results at all of our global locations.

•	Technology. We utilize and continue to develop processes and systems that require the least amount of human intervention. This results in improved quality through the elimination of variability and results in increased productivity, accuracy and performance for our customers. It also translates into higher margins and revenue for us.

•	High quality, stable and visible earnings. Our Mortgage Services and Technology Products segments derive a significant portion of their revenues from Ocwen’s loan servicing portfolio. This provides us with visibility into our future business and allows us to efficiently manage our infrastructure.

•	Unlevered Balance Sheet and “Asset Light” Business Model. Our nearly debt-free capital structure, strong balance sheet and strong cash flow unencumbered by the need to make material capital expenditures provide us financial flexibility to allocate capital toward acquisitions and organic growth.

•	Cross-selling. We recently combined our marketing and most of our sales functions to improve our product integration, which we believe can increase the value proposition we offer our customers as well as increase the revenues we earn from each relationship.

Customers

We conduct portions of our operations in all 50 states and in four additional countries through our three reporting segments. Our active client base currently includes over 75 companies in the financial services, consumer products and services, telecommunications, utilities, government and real estate and mortgage servicing sectors. Our 10 largest customers in 2008 accounted for approximately 87% of our total revenue. Our largest customers include Ocwen and American Express, one of the largest credit and charge card issuers in the U.S. that accounted for 40% and 26%, respectively, of Altisource’s total revenue. American Express has been a customer of NCI or its predecessors, which is part of the Financial Services segment, for over thirty years. Of the Ocwen-related revenues, $41,635 relates to Mortgage Services, $21,435 relates to Technology Products and $1,181 relates to Financial Services. Ocwen-related revenues include those derived from Ocwen’s loan servicing portfolio where the servicing pool trusts are the ultimate customers.

The percentage of revenues for the year ended December 31, 2008 by industry sector serviced by our segments is provided below:

Mortgage Services

•	87% from real estate and mortgage servicing companies

•	13% from the insurance industry

Financial Services

•	68% from financial services companies

•	11% from the consumer products and services companies

•	9% from telecommunications companies

•	6% from utilities

•	4% from U.S. government entities

•	2% from real estate and mortgage servicing companies

Technology Products

•	94% from real estate and mortgage servicing companies

•	6% from the insurance industry

Sales and Marketing

We are developing a team of experienced sales personnel with subject matter expertise in particular services or in the needs of particular types of customers. The existing sales individuals maintain relationships throughout the industry and play an important role in prospecting for new accounts. They work collaboratively, and we compensate them for sales they generate both within their areas of expertise and outside of those areas.

In late 2008, we combined our marketing and most of our sales operations under a single executive responsible for cross selling our services to all of our current major customers and potential customers. Previously, our sales functions were separated between segments, and our product offerings were distinct and limited. We now have a greater breadth of product offerings and more opportunities to increase the value we provide to our customers by enabling them to reduce the number of vendors they utilize and combining our services to address specific needs of our customers.

We target a significant portion of our potential customers in each of our business lines via direct and/or indirect field sales as well as inbound and outbound telemarketing efforts. As many of our customers use a single Altisource service, our direct sales force targets existing customers to promote cross-selling opportunities.

Intellectual Property

We rely on a combination of contractual restrictions, internal security practices, patents, trademarks, copyrights, trade secrets and other intellectual property to establish and protect our software, technology and expertise. We also own or, as necessary and appropriate, have obtained licenses from third parties to intellectual property relating to our products, processes and business. These intellectual property rights are important factors in the success of our businesses.

Despite these protections, unauthorized parties may attempt to infringe our intellectual property rights. Our management is not aware of any such material unauthorized use or of any pending claims where we do not have the right to use any intellectual property material to our business. We actively protect these rights and intend to continue our policy of taking all measures we deem reasonable and necessary to develop and protect our patents, copyrights, trade secrets, trademarks and other intellectual property rights.

Altisource currently holds one patent that expires in 2023 and has 18 pending patent applications with projected expiration dates from 2020 to 2030. In addition, Altisource has registered trademarks or recently filed applications for registration of trademarks in a number of countries or groups of countries, including 17 separate trademarks in the United States and up to twelve filings for the same marks in the European Community, India and in nine other countries or groups of countries. These trademarks generally can be renewed indefinitely.

Competition

The businesses in which we engage are highly competitive. From an overall perspective, we compete with the global business process outsourcing firms such as Genpact LTD, WNS (Holdings) Limited and Exlservice Holdings, Inc. In our Mortgage Services segment, we compete with in-house servicing operations of large mortgage lenders and servicers or third party service providers. Our Financial Services segment competes with other large receivables management companies as well as smaller companies and law firms focused on collections. In our Financial Services segment, we are one of the top ten accounts receivable management companies in the

U.S. out of approximately 1,800 agencies as ranked by two independent polls. Our Technology Products segment competes with internal technology departments and with third party data processing or software development companies. In our Mortgage Services and Technology Products segments, we compete primarily with a small number of national vendors and a large number of small regional or in-house providers. Given the diverse nature of product offerings that we and our competitors offer in these segments, we cannot determine our position in the market with accuracy, but we believe that we represent only a small portion of the overall market. Some of our competitors may offer more diversified services, operate in broader geographic markets or have greater financial resources than we do. Some of our larger customers retain multiple providers resulting in continuous evaluation of our performance against our competitors.

Competitive factors in our Mortgage Services business include the quality and timeliness of our services, the size and competence of our network of vendors and the breadth of the services we offer. For Financial Services, competitive factors include the ability to achieve a collection rate comparable to our competitors; the ability to adapt to an individual customer’s requirements; the quality and personal nature of the service; and the consistency and professionalism of the service and the recruitment, training and retention of a highly skilled workforce. Competitive factors in our Technology Products business include the quality of the technology-based application or service; application features and functions; ease of delivery and integration; and our ability to maintain, enhance and support the applications or services and cost. We believe that our integrated technology and economies of scale in our three reportable segments provide us with a competitive advantage in each of these categories.

We have multiple competitors in each of our segments. Some of our key competitors by segment include:

•	Mortgage Services. International Business Machines Corp., The First American Corporation and Lender Processing Services, Inc.

•	Financial Services. NCO Group, Inc., GC Services, L.P., West Asset Management and United Recovery Services, Inc.

•	Technology Products. Lender Processing Services, Inc. and Fiserv, Inc.

Government Regulation

Our business is subject to extensive regulation by federal, state and local governmental authorities including the Federal Trade Commission and the state agencies that license our mortgage services and collection entities. We also must comply with a number of federal, state and local consumer protection laws including, among others, the Gramm-Leach-Bliley Act, the Fair Debt Collection Practices Act, the Real Estate Settlement Procedures Act, the Truth in Lending Act, the Fair Credit Reporting Act and the Homeowners Protection Act. These statutes apply to debt collection, foreclosure and claims handling, and they mandate certain disclosures and notices to borrowers. These requirements can and do change as statutes and regulations are enacted, promulgated or amended.

We are subject to certain federal, state and local consumer protection provisions. We are also subject to licensing and regulation as a mortgage service provider and/or debt collector in a number of states. We are subject to audits and examinations that are conducted by the states. Our employees who sell title insurance products and real estate services may be required to be licensed by various state commissions for the particular type of product sold and to participate in regular continuing education programs. From time to time, we receive requests from state and other agencies for records, documents and information regarding our policies, procedures and practices regarding our mortgage services and debt collection business activities. We incur ongoing costs to comply with governmental regulations.

Employees

As of December 31, 2008, we had 2,534 employees divided between 651 in Mortgage Services, 1,254 in Financial Services, 479 in Technology Products and 150 in Corporate. None of our workforce currently is unionized. We have not experienced any work stoppages, and we consider our relations with employees to be good. We believe that our future success will depend, in part, on our ability to continue to attract, hire and retain skilled and experienced personnel.

Properties and Facilities

Our corporate headquarters is located in Luxembourg, Grand Duchy of Luxembourg, in a facility leased by us. The following table sets forth information relating to our primary facilities at December 31, 2008:

	Owned/		Square
Location	Leased		Footage

Executive office and headquarters:
Luxembourg, Grand Duchy of Luxembourg	Leased	(1)	2,000
Financial Services customer support centers:
Vestal, New York	Leased		54,957
Phoenix, Arizona	Leased		21,626
Kennesaw, Georgia	Leased	(2)	46,700
Goa, India	Leased		17,216
Miramar, Florida	Leased		9,292
Sacramento, California	Leased		7,864
Victoria, British Columbia	Leased		9,000
Montevideo, Uruguay	Leased	(3)	8,125
Business operations and IT infrastructure services offices:
Bangalore, India	Leased	(3)	37,060
Bangalore, India	Leased		39,510
Mumbai, India	Leased	(3)	26,000

(1)	We currently are negotiating this lease.

(2)	In December 2008, we notified the landlord that we were terminating this lease effective December 31, 2009. We do not expect to incur any significant penalties in connection with this lease termination.

(3)	Currently, we share a larger space within these offices with Ocwen. The square footage listed assumes that we enter into new leases for this square footage. We anticipate terminating the existing leases and entering into new leases with the landlords prior to the Separation.

In connection with the Separation, we intend to align our properties with Ocwen’s in the most cost-effective manner. Where commercially and practically feasible, facilities that can be divided for joint occupancy by the two companies will be made available to both companies and we will lease additional space as needed. We believe our properties will be suitable and adequate and we believe we have sufficient capacity to meet our current needs.

Seasonality

The Financial Services receivables management business is subject to moderate seasonality with collections revenue typically higher in the first calendar quarter of each year because consumers typically use income tax refunds to make payments on debts. The collection levels generally are lower in the remainder of the year.

Seasonality also affects our Mortgage Services segment as loan originations and payoffs are typically at their lowest levels during the first and fourth quarters due to a reduced level of home buying activity during the winter months. Loan originations and payoffs generally increase during the warmer months beginning in March and continuing through October. As a result, we may experience higher earnings in the second and third quarters and lower earnings in the first and fourth quarters from the services we provide to our customers that purchase loans and sell real estate.

Legal Proceedings

We have filed suit against a former equipment vendor seeking revocation of acceptance of the equipment and damages for breaches of implied warranties and related torts. Separately, we are party to a pending arbitration brought by the vendor seeking payment of annual support and maintenance fees for periods subsequent to when we returned the equipment to the vendor. The vendor also is requesting payment of discounts it provided to us purportedly to be a marketing partner for the vendor. In total, the former vendor is seeking damages of approximately $3,100. We believe that the vendor’s claims against us are without merit and intend to defend vigorously against this matter while at the same time pursue our claims against this vendor.

Altisource is subject to various other pending legal proceedings. In our opinion, the resolution of those proceedings will not have a material effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers

William B. Shepro, age 40. Mr. Shepro has served as the President of Altisource Portfolio Solutions since July 2008, as Executive Vice President of Ocwen since May 2008 and will serve as Chief Executive Officer of Altisource Portfolio Solutions subsequent to the Separation. He has served as President of Global Servicing Solutions, LLC, a joint venture between Ocwen Financial Corporation and Merrill Lynch, since 2003. Mr. Shepro also held the positions of Senior Vice President of Ocwen Recovery Group and Senior Vice President, Director and Senior Manager of Commercial Servicing at Ocwen since joining the company in 1997. Mr. Shepro serves on the Boards of Altisource and BMS Holdings, Inc. and certain subsidiaries. He holds a Bachelor of Science in Business from Skidmore College and a Juris Doctorate from the Florida State University College of Law.

Robert D. Stiles, age 36. Mr. Stiles has served as Altisource Portfolio Solutions’ Chief Financial Officer since March 2009 and will continue serving in this capacity subsequent to the Separation. Prior to joining Altisource Portfolio Solutions, Mr. Stiles served as Director, Controller for Centerline Capital Group since October 2007, as Vice President and Assistant Controller for Viacom Inc. from April 2006 to May 2007 and in various positions within Time Warner Inc.’s financial reporting and tax policy groups from August 2002 to April 2006. Mr. Stiles began his career with KPMG LLP. Mr. Stiles holds a Bachelor of Business Administration in Accounting with a concentration in Information Systems from James Madison University and a Masters of Business Administration from Columbia University. He is a Certified Public Accountant (Virginia).

Kevin J. Wilcox, age 44. Mr. Wilcox has served as Ocwen’s Executive Vice President and Chief Administration Officer since April 2008 and will move into his role as Chief Administration Officer and General Counsel for Altisource Portfolio Solutions subsequent to the Separation. Mr. Wilcox previously served as the Senior Vice President of Human Resources and Corporate Services and as Corporate Secretary. He joined Ocwen in March 1998 as Senior Manager, Litigation in the Law Department where he was responsible for the resolution of all corporate litigation. He holds a Bachelor of Science in Business Administration from the University of Florida and a Juris Doctorate from the Florida State University College of Law.

John T. McRae II, age 39. Mr. McRae joined Nationwide Credit, Inc. as Chief Executive Officer in August 2008 and will continue in this capacity subsequent to the Separation. Prior to joining NCI, Mr. McRae served as Senior Vice President of Global Operations for Syniverse Technologies from December 2007 and as Senior Vice President of Operations for Emdeon Business Services and Chief Operating Officer of Emdeon Data Capturing Solutions division from January 2005, after serving in various roles within Emdeon since December 2003. He holds a Bachelor of Science in Administration from the University of Michigan and a Masters of Business Administration from Case Western University.

Shekar Sivasubramanian, age 45. Mr. Sivasubramanian has served as President of Mortgage Services and Technology Products of Altisource Portfolio Solutions since November 2008 and will continue in this capacity subsequent to the Separation. He served as Senior Vice President and Chief Information Officer of Ocwen from 2002 through November 2008. Prior to joining Ocwen in June 2002, he was Chief Operating Officer of Mascot Systems. He holds a Bachelor’s degree in Technology from the Indian Institute of Technology and a Masters of Business Administration in Finance from the Bloch School of Business. Mr. Sivasubramanian is currently pursuing his Ph.D. in Knowledge Management and Information Retrieval from Carnegie Mellon University.

S. P. Ravi, age 41. Mr Ravi has served as Ocwen’s Vice President and Chief Risk Officer since June 2008 and will move into this capacity for Altisource subsequent to the Separation. From 2002 to 2008, Mr. Ravi served as Head of Trust Funds Accounting Operations at the World Bank, India. Mr. Ravi holds a Bachelors Degree from Delhi University and is a Chartered Accountant. He also is a Certified Public Accountant, Certified Internal Auditor and Certified Information Systems Auditor.

Directors

William C. Erbey, age 59. Mr. Erbey will serve as the Chairman of the Board of Directors. He has served as the Chairman of the Board of Directors of Ocwen since September 1996 and as the Chief Executive Officer of Ocwen

since January 1988. He served as the President of Ocwen from January 1988 to May 1998. From 1983 to 1995, Mr. Erbey served as a Managing General Partner of The Oxford Financial Group, a private investment partnership that was the predecessor of Ocwen. From 1975 to 1983, Mr. Erbey served at General Electric Capital Corporation in various capacities most recently as the President and Chief Operating Officer of General Electric Mortgage Insurance Corporation. He holds a Bachelor of Arts in Economics from Allegheny College and a Masters of Business Administration from Harvard University.

William B. Shepro will serve as a director as well as an executive officer. His business experience is listed on the previous page in “Executive Officers.”

We currently are evaluating several candidates to serve as independent directors on our Board.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Altisource Portfolio Solutions did not exist as a separate publicly traded company prior to the Separation. Therefore, the compensation for the executive officers reflected herein was not determined by our Compensation Committee. Accordingly, the Compensation Discussion and Analysis describes the compensation philosophy applied by Ocwen to these executive officers with respect to the fiscal year ended December 31, 2008 and the ways in which we anticipate that our compensation philosophy will be similar or different after we become a separate public company. As we anticipate that our programs initially will be similar to those applicable to executives of Ocwen, we do not expect that there will be many differences immediately following the Separation. The Boards of Directors of both Ocwen and Altisource will review the effect of the Separation on all elements of compensation during fiscal years 2009 and 2010 and make appropriate adjustments. In connection with the Separation, our Board of Directors will form its own Compensation Committee. Following the Separation, this new Compensation Committee will determine our executive compensation strategy.

This section provides information regarding the following:

•	compensation programs for Altisource’s Chief Executive Officer, Chief Financial Officer and three other most highly compensated executive officers;

•	overall objectives of the Ocwen compensation program and what it is designed to reward;

•	each element of compensation that Ocwen provides; and

•	the reasons for the compensation decisions made regarding these individuals while employed by Ocwen.

The executive officers for Altisource after the Separation will be as follows:

Name	Position

William B. Shepro	Chief Executive Officer
Robert D. Stiles	Chief Financial Officer
Kevin J. Wilcox	Chief Administration Officer and General Counsel
John T. McRae II	Chief Executive Officer of Nationwide Credit, Inc.
Shekar Sivasubramanian	President of Mortgage Services and Technology Products

Compensation Philosophy and Objectives

Ocwen believes that the most effective executive compensation program is one that aligns executives’ interests with those of the shareholders by rewarding performance that achieves or exceeds specific annual, long-term and strategic goals, with the ultimate objective of improving shareholder value Ocwen seeks to promote individual service longevity and to provide its executives with long-term wealth accumulation opportunities to the extent of consistent, high-level financial performance are achieved. The Compensation Committee of Ocwen evaluates both performance and compensation annually to ensure that it maintains the ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of its peer companies. To achieve these objectives, Ocwen believes that executive compensation packages should include both cash and equity-based compensation that rewards performance as measured against established goals. Following the Separation, Altisource expects to have a similar philosophy.

Governance

The Compensation Committee of Ocwen’s Board of Directors has historically overseen executive compensation and benefit plans and practices, while establishing management compensation policies and procedures to be reflected in the compensation program offered to its executive officers. The Ocwen Compensation Committee also evaluates and makes recommendations to the Board of Directors of Ocwen for human resource and compensation matters relating to our executive officers.

The Compensation Committee of Ocwen is comprised of three directors, who are elected annually. Each member of Ocwen’s Compensation Committee is independent as defined in the listing standards of the New York Stock Exchange. While Ocwen has no specific qualification requirements for members of the Compensation Committee, its Compensation Committee members have knowledge and experience regarding compensation matters as developed through their respective business experience in both management and advisory roles, including general business management, executive compensation and employee benefits experience. We expect that Altisource will implement similar guidelines for its compensation committee consistent with The NASDAQ Stock Market LLC listing standards in order to provide the company with an independent committee with extensive diversity in experience, culture and viewpoints.

The Compensation Committee of Ocwen has the authority to retain independent counsel or other advisers as it deems necessary in connection with its responsibilities at Ocwen’s expense. The Ocwen Compensation Committee may request that any of Ocwen’s Directors, officers or employees, or other persons attend its meetings to provide advice, counsel or pertinent information as the committee requests. We anticipate that Altisource will adhere to similar governance practices.

Role of Executive Officers in Compensation Decisions

Certain executives of Ocwen are involved in the design and implementation of Ocwen’s executive compensation programs, including the Chief Executive Officer and Executive Vice President and Chief Administration Officer, who are typically present at Ocwen’s Compensation Committee meetings. These executives annually review the performance of each executive officer (other than the Chief Executive Officer whose performance is reviewed by the Compensation Committee) and present their conclusions and recommendations regarding incentive award amounts to the Compensation Committee for its consideration and approval. The Committee can exercise its discretion in accepting, rejecting and/or modifying any such executive compensation recommendations; however, executive compensation matters generally are delegated to the Chief Executive Officer and Executive Vice President and Chief Administration Officer for development and execution. We expect that executives of Altisource will maintain a similar level of involvement in compensation decisions.

Elements of Compensation

The current compensation package for our executive officers as employees of Ocwen consists of base salary and annual incentive compensation. This compensation structure was developed by Ocwen in order to provide each executive officer with a competitive salary, while emphasizing an incentive compensation element that is tied to the achievement of strategic corporate goals and initiatives as well as individual performance. Ocwen believes that the following elements of compensation are appropriate in light of Ocwen’s performance, industry, current challenges and environment. We will most likely incorporate these elements into our executive compensation program following the Separation.

Base Salary.  Base salaries for our executive officers were established by Ocwen based on individual qualifications and job responsibilities, while taking into account compensation levels at similarly situated companies for similar positions determined through benchmarking as described below under the heading “Setting Compensation Levels.” Ocwen reviews base salaries of the executive officers annually during the performance review process with adjustments made based on market information, internal review of the executive officer’s compensation in relation to other officers, individual performance of the executive officer and corporate performance. We expect similar reviews to be conducted by Altisource. Salary levels will also be considered upon a promotion or other change in job responsibility. We anticipate that salary adjustment recommendations will be based on our overall performance and an analysis of compensation levels necessary to maintain and attract quality executives.

Annual Incentive Compensation.  Ocwen’s primary incentive compensation plan for executives is the 1998 Annual Incentive Plan, as amended (the “AIP”). Equity based awards are granted pursuant to Ocwen’s 2007 Equity Incentive Plan. Pursuant to the AIP, a participant can earn cash, restricted stock and stock option awards as determined by Ocwen’s Compensation Committee. For the 2008 fiscal year, all awards were made in cash. The plan provides Ocwen’s Compensation Committee and management with the authority to establish incentive award guidelines which are further discussed below. We intend to adopt a similar plan to set forth incentive compensation parameters for executives.

Each executive officer at Ocwen has a targeted annual incentive award that is expressed as a percentage of total target compensation for each executive officer. Total target compensation is determined by reference to historical total compensation paid to each executive officer and through benchmarking as described below under the heading “Setting Compensation Levels.” At the executive level at Ocwen in 2008, 40-65% of total target compensation was payable only upon achievement of certain minimum company and individual performance levels. The appropriate percentage varies depending on the nature and scope of each executive officer’s responsibilities. The table below reflects the percentage of each named executive officer’s total target compensation that was allocated to base salary and incentive compensation in 2008 and each executive officer’s actual total compensation that was allocated to base salary and incentive compensation in 2008:

		Incentive		Incentive
	Base Salary % of	Compensation %	Base Salary % of	Compensation %
	Target Total	of Target Total	Actual Total	of Actual Total
	Compensation in	Compensation in	Compensation in	Compensation in
Name(1)	2008	2008	2008	2008

William B. Shepro	40%	60%	36%	64%
Kevin J. Wilcox	50%	50%	44%	56%
John T. McRae II(2)	60%	40%	63%	37%
Shekar Sivasubramanian	70%	30%	61%	39%

(1)	Robert D. Stiles joined us on March 2, 2009, so he did not receive compensation in 2008.

(2)	John T. McRae II joined the company in August 2008, so the information presented is for a partial year.

Ocwen’s annual incentive-based compensation cash award is structured to motivate executives to achieve pre-established key performance indicators by rewarding the executives for such achievement. This is accomplished by utilizing a balanced scorecard methodology which incorporates multiple financial and non-financial performance indicators developed through our annual strategic planning process to enhance corporate performance and long-term shareholder value. This corporate scorecard is approved annually by the Ocwen Compensation Committee and/or the full Board of Directors and is utilized by the Compensation Committee as a factor to determine the appropriate amount of incentive compensation to be paid to the Chief Executive Officer of Ocwen. During development of the corporate scorecard each year, the Compensation Committee considers the level of difficulty associated with attainment of each goal in the scorecard. The intent of the Compensation Committee is to establish the target goal at a level that would require extraordinary effort to achieve. We expect to implement similar practices at Altisource.

Ocwen’s corporate scorecard for 2008 and corresponding achievement levels are detailed below:

2008 Corporate Scorecard Elements
Achievement Levels
Element	Threshold	Target	Outstanding	Level Achieved
Achieving an adjusted pre-tax income target	$62,510	$78,100	$93,700	$89,400(1)

Achieving a Return on Equity target	5.2%	6.2%	7.2%	6.9%(1)

Achieving corporate strategic initiatives	4 of 8	5 of 8	6 of 8	See Strategic Initiatives below

Strategic Initiatives

Position Ocwen Solutions for a Separation	Complete diligence necessary to determine whether to engage an investment bank	Threshold plus provide all documentation to PwC to support audits of Ocwen Solutions for 2006 and 2007	Target plus complete all Ocwen Solutions Spin project work by March 1, 2009	Determined not to engage investment bankers, documentation provided to PwC to complete 2006 & 2007 audits, and all Ocwen Solutions Spin project related work completed in time

Customer satisfaction: Improve sigma calculation of customer survey (defect = survey score of 3 or less)	4.55 sigma	4.60 sigma	4.65 sigma	4.70 sigma

Raise liquidity/funding	Not less than $0 excess	Net advance after applicable haircut plus $70 million	Target plus $80 million	Net advance after haircut plus $208.8 million

Excluding 2008 acquisitions, reduce gross Loan Servicing Advances by 5% or $77.063 million from $1.541 billion	2.5% reduction	5.0% reduction	7.5% reduction	$1.2506 billion — 18.8% reduction

Complete and Implement Enhanced Loan Resolution Model	N/A	N/A	To be completed by December 31, 2008	Completed by December 31, 2008

Expand assets under management to $518 MM — Report via dashboard	85% of Budget $440 million	100% of Budget $518 million	115% of Budget $595 million	$215 million

Generate cash from the sale or financing of BOK, GSS Canada, NCI, Residuals, Loans and REO held for resale, FHLMC/FNMA, Debt service accounts, Gross accounts, Receivables, PNC settlement and Orlando land
	At discretion of the Chairman	At discretion of the Chairman	At discretion of the Chairman	$82 million

Develop and generate revenue of $8 MM from one or more new business lines — title, insurance, FHA, default management, or any other business line requested by Senior Management	$6,400	$8,000	$9,600	$1,400

(1)	This figure represents the level of achievement after the adjustment to the corporate profitability key performance indicator calculation for unbudgeted non-cash mark-downs.

The incentive awards of Ocwen’s officers are structured so that the compensation opportunities are related to (i) the performance levels on the corporate key performance indicators and initiatives, (ii) the performance within the business or support unit, as expressed on each executive officer’s scorecard, and (iii) the performance appraisal of the executive officer. For the 2008 service year, the applicable percentage weight assigned to each component of each executive officer’s annual incentive compensation is detailed below:

		Corporate
	Corporate	Return on	Personal	Performance	Strategic
Name(1)	EBITDA	Equity	Scorecard	Appraisal	Initiatives

William B. Shepro	10%	10%	50%	20%	10%
Kevin J. Wilcox	10%	10%	50%	20%	10%
John T. McRae II	10%	10%	50%	20%	10%
Shekar Sivasubramanian	10%	10%	50%	20%	10%

(1)	Robert D. Stiles joined us on March 2, 2009, so he did not receive compensation in 2008.

All executive officers at Ocwen have 30% of their incentive compensation determined by objective performance related to the corporate profitability key performance indicators and strategic initiatives established as part of the corporate scorecard during our strategic planning process. The responsibility for achieving key performance indicators and initiatives in Ocwen’s corporate scorecard is cascaded to its executive officers in their personal scorecards, which are the primary component of incentive compensation for and comprise 50% of the executive officer’s incentive compensation. The final component of each executive’s incentive compensation is their performance appraisal score which comprises 20% of the executive’s incentive compensation. This incentive compensation structure is intended to align the goals of our executives with the overall success of the company, while establishing clear performance standards within their respective business or support units.

Each key performance indicator in an executive’s personal or business unit scorecard is weighted based on relevance to the ultimate financial performance of Ocwen and Ocwen’s achievement of its strategic initiatives. As each goal in an executive’s scorecard is weighted, our methodology distributes the potential to earn incentive compensation sufficiently to discourage an executive from pursuing excessive risks to attain their goals. Each component of the scorecard, has three established levels of achievement: Threshold, Target, and Outstanding. Each level of achievement is tied to a relative point on a percentage scale. Achieving the Threshold level of achievement will earn the executive officer 50% of the target incentive compensation tied to such goal; the Target level of achievement will earn the executive officer 100% of the target incentive compensation tied to such goal; and the Outstanding level of achievement will earn the executive officer 150% of the target incentive compensation tied to such goal. Any achievement below the Threshold level will not entitle the executive to compensation for the associated goal.

The personal scorecards for our named executive officers (except Robert D. Stiles) and their corresponding levels of achievement are as follows:

		2008 Scorecard	Achievement Levels			Level
Name	%	Elements	Threshold	Target	Outstanding	Achieved
	15%	Achieve Ocwen Solutions adjusted pre-tax income target (excluding BMS)	$24,720	$30,900	$37,080	Target

	15%	Generate cash from the sale or financing of BOK, GSS Canada, NCI, residuals, loans and REO held for resale, FHLMC/FNMA, debt service accounts, gross accounts, receivables, PNC settlement, and Orlando land	At the discretion of the Chairman	At the discretion of the Chairman	At the discretion of the Chairman	Outstanding

	15%	Grow Ocwen Solutions revenue (excluding BMS and IT internal revenue)	$139,760	$174,700	$209,640	Threshold

William B. Shepro	15%	Work through Charlesbank to extend JPMC investment line from March 31 maturity date (or convert all or part of the investment line to a referral fee) for an acceptable term and interest rate as a% of LIBOR (or referral fee)	Term: 6 months; Rate LIBOR-30	Term: 12 months; Rate LIBOR-15	Term: 18 months; Rate LIBOR	Outstanding

	10%	Develop or generate revenue of $8,000 from one or more new business lines, including title, insurance, FHA, default management or any other business line requested by senior management	$6,400	$8,000	$9,600	Below Threshold

	15%	Position Ocwen Solutions for a Separation	Complete diligence necessary to determine whether to engage an investment bank	Threshold plus provide all documentation to PwC to support audits of Ocwen Solutions for 2006 and 2007	Target plus complete all Ocwen Solutions Spin project work by March 1, 2009	Outstanding

		2008 Scorecard	Achievement Levels			Level
Name	%	Elements	Threshold	Target	Outstanding	Achieved
	15%	Fully implement at NCI the aspect dialer, call recording and integrated scripting engine and a “CRE” — like solution at NCI	At the discretion of the Chairman	At the discretion of the Chairman	At the discretion of the Chairman	Outstanding

	7.14%	Generate cash from the sale or financing of BOK, GSS Canada, NCI, Residuals, Loans and REO held for resale, FHLMC/FNMA, Debt service accounts, Gross accounts, Receivables, PNC settlement and Orlando land.	At the discretion of the Chairman	At the discretion of the Chairman	At the discretion of the Chairman	Outstanding

	7.14%	Customer satisfaction — Improve sigma calculation of customer survey (defect = survey with score of 3 or below)	4.55 sigma	4.60 sigma	4.65 sigma	Outstanding

Kevin J. Wilcox	7.14%	Enhance the modification process metric	7 of 10 enhancements	8 of 10 enhancements	9 of 10 enhancements	Outstanding

	7.14%	Position Ocwen Solutions for a Separation	Complete diligence necessary to determine whether to engage an investment bank	Threshold plus provide all documentation to PwC to support audits of Ocwen Solutions for 2006 and 2007	Target plus complete all Ocwen Solutions Spin project work by March 1, 2009	Outstanding

	7.14%	Establish vendor management office in new location	Four months from the conclusion of the corporate transaction	Three months from the conclusion of the corporate transaction	Two months from the conclusion of the corporate transaction	Outstanding

	7.14%	Implement Loss Mitigation Strategies in Early Intervention Metric	N/A	At the discretion of the President and CEO	At the discretion of the President and CEO	Target

		2008 Scorecard	Achievement Levels			Level
Name	%	Elements	Threshold	Target	Outstanding	Achieved
	7.14%	Reduce the average number of days to sell an REO by 5% improvement over 2007 average	3.0% reduction	5.0% reduction	7.0% reduction	Target

	7.14%	Reduce the weighted average gross delinquency days to foreclosure sale by 5% over 2007 (weighted by number of 2008 foreclosures by state)	2.5% reduction	5.0% reduction	7.5% reduction	Threshold

	7.14%	Complete and Implement CRE scripting for LRC and Performing Collections	9/30/08	7/31/08	5/31/08	Outstanding

	7.14%	Improve analytical ability by: — Hiring key personnel to improve modeling capabilities — Restructure the current Mortgage Analytics Organization to create an integrated Analytics Infrastructure that can significantly enhance the data analysis and modeling capabilities of the firm	Hire 40% of personnel identified and restructure Analytics organization by 8/31/2008	Hire 60% of personnel identified and restructure Analytics organization by 7/31/2008	Hire 80% of personnel identified and restructure Analytics organization by 6/30/2008	Outstanding

	7.14%	Hire psychology expertise on staff to improve scripting - Develop / enhance collection and loan resolution scripts	At discretion of the Chairman	At discretion of the Chairman	At discretion of the Chairman	Outstanding

	7.14%	Reduce 90 day attrition (NCI)	40.1 — 45%	35.1 — 40%	Less than =35%	Outstanding

	7.14%	Reduce voluntary attrition (NCI US)	Reduction by at least 10%	Reduction by at least 15%	Reduction by at least 20%	Outstanding

	7.14%	Improve retention of global workforce	30.1 — 35%	25.1 — 30%	Less than =25%	Target

John T. McRae II	50%	Approval and implementation of the plan to improve NCI’s financial performance, including the reduction of U.S. FTE’s and compensation expense	At the Discretion of the Chairman	At the Discretion of the Chairman	At the Discretion of the Chairman	Outstanding

	50%	Approval of the First Party business action plan	At the Discretion of the Chairman	At the Discretion of the Chairman	At the Discretion of the Chairman	Target

		2008 Scorecard	Achievement Levels			Level
Name	%	Elements	Threshold	Target	Outstanding	Achieved
	21.55%	Achieve Tech Products EBITA Target	80% of Budget	100% of Budget	120% of Budget	Outstanding

	16.42%	Grow Technology Services revenue	80% of Budget	100% of Budget	120% of Budget	Threshold

	11.29%	Maintain SLA for REALServicing at 99.50% for 1H08 and 99.80% for 2H08	99.00% for 1H08 and 99.60% for 2H08	99.50% for 1H08 and 99.80% for 2H08	99.90% for 1H08 and 99.95% for 2H08	Target / Outstanding

	11.29%	SLA Delivery at 99.5%	Between 99.0% and 99.5%	Over 99.5% and under 99.9%	Over 99.9%	Outstanding

Shekar Sivasubramanian	16.42%	Fully implement at NCI the Aspect dialer, call recording, an integrated scripting engine (which eliminates the need to manage 3 screens) and a ‘CRE’ like solution at NCI in line with business requirements	At the Discretion of the Chairman	At the Discretion of the Chairman	At the Discretion of the Chairman	Outstanding

	10.27%	By the end of 2008, redevelopment of REALServicing should have progressed enough so that by the end of Q2 2009, the Java and Oracle based REALServicing will be complete and released for production	At the Discretion of the Chairman	At the Discretion of the Chairman	At the Discretion of the Chairman	Target

	2.50%	Manage BMS’s development and technology infrastructure from India	At the Discretion of the Chairman	At the Discretion of the Chairman	At the Discretion of the Chairman	Outstanding

	5.13%	Develop software solutions to support Mortgage Services’ new products — title insurance, FHA, default management or any other business line requested by Executive Senior Management	Delivery by target plus 30 days	Delivery by target date	Delivery by target minus 30 days	Below Threshold

	5.13%	Improve retention of Global Workforce	25% - 30%	20% - 25%	≤20%	Target

Scorecards are communicated to all incentive-eligible employees by the Human Resource Department of Ocwen and are available to employees at all times in our performance management tracking system. Performance against such scorecards is reviewed with senior management on a quarterly basis and after the end of each year. Annual incentive compensation is paid to our executives and other incentive-eligible employees after Compensation Committee approval following the service year associated with the incentive.

As discussed above, Ocwen executives have 20% of their annual incentive compensation determined by their performance appraisal for the service year. In this regard, each of Ocwen’s executive officers performs a self-assessment as to his performance against goals for the applicable year. The Chief Executive Officer of Ocwen utilizes these assessments, as well as his own observations and consultations with the Executive Vice President and Chief Administration Officer, to prepare a written performance appraisal for each of the other executive officers at Ocwen. In 2008, these performance appraisals were revised to rate performance on objective criteria related to only two key factors: (i) the executive’s ability to improve and develop their organization throughout the year, and (ii) the executive’s strategic contributions to the direction of the company.

The Executive Vice President and Chief Administration Officer of Ocwen, in conjunction with the Chief Executive Officer, presents the performance appraisal scores and personal scorecard performance to the Compensation Committee and makes recommendations as to the incentive compensation for each executive officer. The Compensation Committee of Ocwen evaluates the recommendations and makes the final incentive compensation award determinations for the senior executives. We anticipate that a comparable program will be instituted at Altisource.

Generally at the first Board of Directors meeting of Ocwen’s fiscal year, the Compensation Committee approves the corporate scorecard and annual incentive components for the Chief Executive Officer and other executive officers for the upcoming year. In anticipation of the Separation, key performance indicators for Altisource were developed. The corporate scorecard for Altisource includes achieving a pre-tax net income target, a revenue target and separation of the operations from Ocwen. In addition, the corporate scorecard provides for successful completion of nine strategic initiatives established to enhance long-term corporate and shareholder value. The 2009 corporate strategic initiatives for Altisource relate to:

•	Reduction in variability of service-levels;

•	Improving supervisory effectiveness;

•	Consolidation and automation of our processes;

•	Personnel development within the organization;

•	Improvements to the customer service experience;

•	Meeting all service level standards;

•	Development of brand awareness through marketing;

•	Implementation of strategic technology projects; and

•	Development of a strategic plan for new products and a channel sales strategy.

Setting Compensation Levels

In determining appropriate compensation levels and structure, Ocwen conducted benchmarking on executive compensation among peer companies of comparable size, industry, location and similar attributes to Ocwen. The Peer Companies used for benchmarking were Choicepoint, Inc., Clayton Holdings Inc., EPIQ Systems Inc., EXL Service Holdings, Inc., Fisery, Inc., iGate Corporation and NCO Group, Inc. The information gathered from this comparison group included base salary, cash incentive compensation and equity incentive compensation. We anticipate that the Compensation Committee of Altisource will follow a similar practice in setting the appropriate compensation structure and levels for the Chief Executive Officer and other executive officers.

Tax Considerations

The timing of compensation decisions is driven by a variety of tax considerations. Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), the tax deduction by corporate taxpayers is limited with respect to the compensation of certain executive officers up to $1,000,000 per covered executive (actual dollars, not thousands) unless such compensation is based upon the attainment of performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. For Altisource’s subsidiaries with employees in the

United States, we plan to obtain shareholder approval of any incentive plan as necessary in order to qualify awards under such plans as performance-based compensation under Section 162(m) of the Code for exclusion from the deductibility limitation of 162(m) except in situations where qualifying compensation for the exclusion would be inconsistent with our overall best interest.

In order to satisfy the deductibility requirements under Section 162(m) of the Code, performance objectives must be established in the first 90 days of the performance period. For annual incentive awards, this means performance objectives must be established no later than the end of March. In addition, in order to avoid being considered deferred compensation under Section 409A of the Code and to be deductible for the prior tax year, we expect that our annual incentive awards with respect to the prior year will be paid out by March 15 of each year for employees of Altisource who are U.S. taxpayers.

Restrictive Covenants

Some of our executive officers will have employment agreements (described below) which will contain intellectual property, non-disclosure and non-solicit provisions. We expect that all other executive officers will execute an intellectual property and non-disclosure agreement upon commencement of their employment. These agreements will require the executive officer to hold all “confidential information” in trust for us and prohibit the executive officer from using or disclosing such confidential information except as necessary in the regular course of our business or that of our affiliates. Other than these restrictive covenants, we do not expect to have employment, non-competition or non-solicitation agreements with our executive officers. From time to time, we may enter into separation agreements with executive officers that contain these provisions.

Stock Ownership Policies

We have not developed stock ownership or retention policies, guidelines or requirements as of yet. Our Compensation Committee may consider adopting such a policy in the future for all or a select portion of our executive officers. We will maintain a management directive detailing our window period policy for directors and employees and an insider trading policy.

Equity Incentive Plan

The 2007 Equity Incentive Plan administered by Ocwen’s Compensation Committee authorizes the grant of restricted stock, options, stock appreciation rights, stock purchase rights, or other equity-based awards to Ocwen employees. Options granted under the plan may be either “incentive stock options” as defined in Section 422 of the Code, or nonqualified stock options, as determined by Ocwen’s Compensation Committee. On January 20, 2009, the Compensation Committee of Ocwen’s Board of Directors approved exceptions to the Plan that allow executives moving to Altisource from Ocwen after the Separation to retain the same rights with regard to vesting and termination of their equity awards issued pursuant to the Plan as if they remained Ocwen employees for as long as they remain employed by Altisource.

Each award granted under Ocwen’s 2007 Equity Incentive plan is evidenced by a written award agreement between the participant and Ocwen, which describes the award and states the terms and conditions to which the award is subject. If any shares subject to award are forfeited or if any award terminates, expires or lapses without being exercised, shares of common stock subject to such award will again be available for future grant. Altisource intends to adopt a similar plan for its executives, and we expect that previous awards by Ocwen will be adjusted appropriately in light of the Separation.

Other Compensation

The Compensation Committee’s policy with respect to other employee benefit plans is to provide benefits to our employees, including executive officers, that are comparable to benefits offered by companies of a similar size to ours. A competitive comprehensive benefit program is essential to achieving the goal of attracting and retaining highly qualified employees.

Employment Termination

Without any special agreement related to termination, an executive officer at Ocwen would be entitled to receive his or her base salary and applicable employee benefit plans and programs through the date of termination. We plan to adopt a similar practice at Altisource. In addition, the executive officer would be entitled to retain any vested portion of equity awards granted prior to 2008 through Ocwen’s 1998 Annual Incentive Plan, 1991 Non-Qualified Stock Option Plan, and 2007 Equity Incentive Plan on the same terms as if the termination was from Ocwen. For termination not due to death, disability or retirement, the executive officer has six months in which to exercise stock options pursuant to our stock option agreements. Otherwise, the executive officer shall be afforded the time permitted in the original grant from Ocwen as approved by Ocwen’s Board of Directors. Any portion of an equity award not vested will be forfeited in either circumstance unless alternate arrangements are made. For 2008 time based option awards, if an executive’s employment is terminated by death, disability or by the executive for good reason the options will vest immediately and the executive will have five years to exercise the options (three years for the executive’s estate in the case of death). With regard to 2008 performance based option awards, if an executive’s employment is terminated for death, disability, or by the executive for good reason, the executive would have five years from the date of termination to exercise the options (three years for the executive’s estate in the case of death) and would retain all vesting rights in the options. These options would only vest if the performance based criteria for such vesting is met. For all 2008 option awards, if an executive’s employment is terminated for cause or by the executive for other than good reason, the options will terminate promptly upon notice and opportunity to speak to the Compensation Committee.

Severance Benefits

Unless part of an employment agreement, we do not intend to have a formal severance plan or policy. When an executive officer separates from Ocwen as a result of a reduction in work force, Ocwen typically provides the executive with two months salary for each year of service to the company up to a maximum of six months salary in exchange for a separation agreement. We plan to adopt similar practices.

2009 Equity Incentive Plan

Immediately prior to the Separation, we intend to adopt the 2009 Equity Incentive Plan (the “2009 Plan”). The purposes of the 2009 Plan are to attract, to retain and to motivate employees of outstanding ability, and to align their interests with those of our shareholders. The aggregate number of shares of our common stock that may be issued under the 2009 Plan is currently contemplated to be 6,666,667 shares, subject to proportionate adjustment in the event of stock splits and similar events.

Administration

The 2009 Plan will be administered by the Compensation Committee of the Board of Directors consisting of at least three Directors. Each member of the committee must be an “outside director” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), a “non-employee director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and an “independent” director under the rules of The NASDAQ Stock Market LLC. The Committee will have full authority, in its discretion, to interpret the 2009 Plan and to determine the persons who will receive awards and the number of shares to be covered by each award. It is expected that all employees will be eligible for participation under the 2009 Plan.

Stock Options

The 2009 Plan will provide for the grant of stock options. A stock option becomes exercisable at such time or times and/or upon the occurrence of such event or events as the Compensation Committee may determine. No stock option may be exercised after the expiration of ten years from the date of grant.

The option price for each stock option will be payable to us in full in cash at the time of exercise. No stock option granted under the 2009 Plan is transferable other than by will or by the laws of descent and distribution, and a stock option may be exercised during an optionee’s lifetime only by the optionee. Subject to the foregoing and the other provisions of the 2009 Plan, stock options granted under the 2009 Plan to participants may be exercised at such times and in such amounts and be subject to such restrictions and other terms and conditions, if any, as shall be determined, in its discretion, by the Compensation Committee.

Restricted Stock

Restricted shares of our common stock awarded by the Compensation Committee will be subject to such restrictions (which may include restrictions on the right to transfer or encumber the shares while subject to restriction) as the Compensation Committee may impose and will be subject to forfeiture in whole or in part if certain events (which may, in the discretion of the Committee, include termination of employment and/or performance-based events) specified by the Committee occur prior to the lapse of the restrictions. The restricted stock agreement between us and the awardee will set forth the number of shares of restricted stock awarded to the awardee, the restrictions imposed thereon, the duration of such restrictions, the events the occurrence of which would cause a forfeiture of the restricted stock in whole or in part and such other terms and conditions as the Compensation Committee in its discretion deems appropriate.

Other Equity-based Awards

The Compensation Committee shall be authorized, subject to limitations under applicable law, to grant to eligible employees, in lieu of salary or cash bonus, such other awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed by the Committee to be consistent with the purposes of the 2009 Plan, including, without limitation, purchase rights, appreciation rights, shares of common stock awarded without restrictions or conditions, convertible securities, exchangeable securities or other rights convertible or exchangeable into shares of common stock, as the Compensation Committee in its discretion may determine.

The Compensation Committee shall determine the terms and conditions of other stock-based awards. Any shares of common stock or securities delivered pursuant to a purchase right granted under the 2009 Plan shall be purchased for such consideration, paid for by such methods and in such forms, including, without limitation, cash, shares of common stock, or other property or any combination thereof, as the Compensation Committee shall determine. However, the value of such consideration shall not be less than the fair market value of such shares of common stock or other securities on the date of grant of the purchase right. Appreciation rights may not be granted at a price less than the fair market value of the underlying shares on the date of grant.

Miscellaneous

Except to the extent otherwise determined by the Compensation Committee, no award and no rights or interests therein shall be assignable or transferable by a participant otherwise than by will or the laws of descent and distribution, and any stock option or other right to purchase or to acquire shares of common stock granted to a participant under the 2009 Plan shall be exercisable during the participant’s lifetime only by such participant.

The Board of Directors may amend, suspend or terminate the 2009 Plan at any time without shareholder approval except to the extent that shareholder approval is required by law or stock exchange rules or if the amendment, alteration or other change materially increases the benefits accruing to participants, increases the number of shares available under the 2009 Plan or modifies the requirements for participation under the 2009 Plan or if the Board of Directors determines that shareholder approval is advisable. Without the consent of the participant, no amendment, suspension or termination of the 2009 Plan or any award may materially and adversely affect the rights of such participant under any previously granted award.

Employment Agreements

In connection with the Separation, we intend to enter into employment agreements with William B. Shepro, our Chief Executive Officer, Robert D. Stiles, our Chief Financial Officer and Kevin J. Wilcox, our Chief Administration Officer and General Counsel. The employment terms begin following the effectiveness of the Separation and continue indefinitely until the executive’s separation. The contracts provide for base salary and an annual incentive bonus based on the satisfaction of relevant performance criteria. In addition, the executives may receive benefits such as health care and contributory pensions.

In order to terminate the contract, each party must provide notice in accordance with the time periods set forth in article L.124-1 of the Luxembourg Labour Code. In the event of the executive’s termination by the Company for “cause” (as such term is defined in the employment agreement), no notice is required. In addition, in the event that the executive’s employment is terminated by the Company without “cause” (as such term is defined in the employment agreement) or the executive resigns for “good reason” (as such term is defined in the employment agreement), the executive will receive severance benefits. Furthermore, the executive may be entitled to receive redundancy payments in accordance with article L.124-7 of the Luxembourg Labour Code upon certain terminations.

The contracts also provide for a covenant to maintain our confidential information and to enter into an intellectual property agreement. In addition, the executive is bound by a non-solicitation covenant for a period of one year following the termination of the contract. The agreements are governed in accordance with the laws of the Grand Duchy of Luxembourg.

EXECUTIVE COMPENSATION

Treatment of Outstanding Equity Awards for Altisource Employees

In connection with the Separation, outstanding equity awards will be adjusted in accordance with their terms. Ocwen’s Compensation Committee, the administrator of Ocwen’s equity-based plans, has provided that our executives and employees will be treated as not terminated for purposes of continuing vesting and exercisability on outstanding Ocwen equity based awards. Upon an executive’s or employee’s termination from Altisource, the contractual post-termination exercise restrictions will apply.

Historical Compensation of Our Named Executive Officers

The following table contains compensation information for our Chief Executive Officer, Chief Financial Officer and three other persons who are our executive officers. We refer to the five officers herein as the “named executive officers.” All of the information included in this table reflects compensation earned by the individuals for services with Ocwen and its subsidiaries. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by Ocwen. These amounts do not necessarily reflect the compensation these persons will receive following the Separation, which could be higher or lower, because historical compensation was determined by Ocwen, and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee. In addition, portions of the historical compensation of Mr. Shepro and Mr. Wilcox were allocated to Ocwen businesses other than Altisource, so the full amount of the compensation listed below was not included in the Altisource financial statements included herein. However, we received an allocation of other Ocwen executive officers and employees that we will not continue to incur after the Separation.

					Non-Equity
			Stock	Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Awards(2)(3)	Awards(2)(3)	Compensation(4)	Compensation(5)	Total

William B. Shepro	2008	$300,488	$32,281	$162,993	$525,971	$4,500	$1,026,233
Chief Executive Officer
Robert D. Stiles(6)	2008	$0	$0	$0	$0	$0	$0
Chief Financial Officer
Kevin J. Wilcox	2008	$273,974	$24,392	$100,234	$345,326	$4,500	$748,426
Chief Administration Officer and General Counsel
John T. McRae II(7)	2008	$86,538	$0	$0	$51,093	$0	$137,631
Chief Executive Officer, NCI
Shekar Sivasubramanian(8)	2008	$111,396	$0	$17,255	$71,406	$98,378	$298,435
President, Technology Products and Mortgage Services

(1)	Represents amounts paid in corresponding year.

(2)	Consists of compensation cost recognized in the financial statements with respect to the fair value of awards granted for previous fiscal years in accordance with Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”). We recognize compensation expense relating to a stock or stock option award over the vesting period except that expense recognition does not begin until the date of grant. Because one-third of a stock award and one-fifth of a stock option award vest immediately upon grant, we recognize the related cost as expense at that time. In addition, for those who are eligible for retirement, we recognize the full fair value of the stock option award as expense on the date of grant.

(3)	We based the grant date fair value of stock awards recognized as expense in 2008 on the closing price of our common stock. We estimated the grant date fair value of stock option awards recognized as expense in 2008 using the Black-Scholes option-pricing model utilizing the following assumptions:

Service Condition Awards — Using Black-Scholes Option Pricing Model

	Expected	Expected	Exercise	Risk-Free	Expected
	Volatility	Dividend	Price	Interest	Term in
Performance Year	(%)	Yield (%)	($)	Rate (%)	Years

2002	62	0	1.87	2.73	5
2003	48	0	6.18	3.25	5
2004	43	0	6.57	3.61	5
2005	36	0	6.10	4.35	5
2006	33	0	11.88	4.78	5
2008	38	0	8.00	3.48	5

Market Condition Awards — Using Binomial Pricing Model

		Expected		Risk-Free
	Expected	Dividend	Exercise	Interest	Contract
	Volatility	Yield	Price	Rate	Term in
Performance Year	(%)	(%)	($)	(%)	Years

2008	38 - 46	0	8.00	2.15% - 4.28%	10

There can be no assurance that the value realized upon exercise will equal the grant date fair value determined using the Black-Scholes option-pricing model. No value will be realized if the options are never exercised.

(4)	Consists of the cash portion of incentive compensation bonus awarded pursuant to our 1998 Annual Incentive Plan in the first quarter of the year following the year in which services are rendered. The actual dollar amounts earned within each component by each executive officer is detailed below:

						Total Non-
		Corporate				Equity Incentive
	Corporate	Return on	Personal	Performance	Strategic	Plan
Name	EBITDA	Equity	Scorecard	Appraisal	Initiatives	Compensation

William B. Shepro	$45,148	$45,148	$255,084	$112,869	$67,722	$525,971
Kevin J. Wilcox	$25,580	$25,580	$191,847	$63,949	$38,370	$345,326
John T. McRae II	$—	$—	$38,707	$12,386	$—	$51,093
Shekar Sivasubramanian	$6,491	$6,491	$35,704	$12,983	$9,737	$71,406

(5)	Consists of contributions by Ocwen pursuant to Ocwen’s 401(k) Savings Plan for each executive officer, contributions for life insurance premiums, and relocation expenses as detailed below.

(6)	Mr. Stiles joined Altisource Portfolio Solutions effective March 2, 2009, so no compensation information is available.

(7)	Mr. McRae joined Altisource Portfolio Solutions effective August 18, 2008, so only partial compensation information is available.

(8)	All of Mr. Sivasubramanian’s compensation was converted from Indian Rupees to United States Dollars using conversion rates in effect on March 3, 2009.

We currently have no employment agreements with our named executive officers. For more information about the elements of the compensation paid to our named executive officers and the anticipated terms of prospective employment agreements with certain of our named executive officers, see Compensation Discussion and Analysis above.

Grants of Plan Based Awards for 2008

The following table provides information related to non-equity incentive compensation pursuant to our 1998 Annual Incentive Plan for services rendered in fiscal year 2008 by the individuals named in the Summary Compensation Table.

									Grant Date
		Estimated Future Payouts			Estimated Future				Fair Value
		Under Non-Equity			Payouts Under			Exercise or Base	of Stock
	Grant	Incentive Plan Awards(1)			Equity Incentive			Price of Option	and Option
Name	Date	Threshold	Target	Maximum	Plan Awards(2)			Awards(2)	Awards(2)

William B. Shepro	—	$225,739	$451,477	$677,216	—	—	—	—	—
Robert D. Stiles	—	$0	$0	$0	—	—	—	—	—
Kevin J. Wilcox	—	$127,899	$255,797	$383,696	—	—	—	—	—
John T. McRae II	—	$30,966	$61,931	$92,897	—	—	—	—	—
Shekar Sivasubramanian	—	$32,457	$64,914	$97,371	—	—	—	—	—

(1)	These figures represent the potential non-equity compensation that may have been earned by each respective executive officer in 2008 under the different achievement levels presented on their personal scorecards which are more fully discussed in our “Compensation Discussion and Analysis.” Under our current compensation structure, all non-equity incentive compensation is paid to the executive officer in the first quarter of the year following the year in which service was rendered. The actual amount of non-equity incentive compensation that was paid to our named executive officers in 2008 is set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

(2)	No equity compensation was paid to the individuals named in the Summary Compensation Table for services rendered in fiscal year 2008.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards at December 31, 2008 for the individuals named in the Summary Compensation Table.

	Option Awards						Stock Awards
										Equity
										Incentive
									Equity	Plan
				Equity Incentive					Incentive	Awards:
				Plan Awards:				Market Value	Plan	Market or
	Number of	Number of		Number of			Number of	of Shares	Awards:	Payout
	Securities	Securities		Securities			Shares or	or Units of	Number of	Value of
	Underlying	Underlying		Underlying			Units of	Stock	Unearned	Unearned
	Unexercised	Unexercised		Unexercised			Stock that	that have	Shares that	Shares that
	Options	Options		Unearned	Option	Option	have not	not	have not	have not
Name	Exercisable(1)	Unexercisable(1)		Options(1)	Exercise Price	Expiration Date	Vested	Vested	Vested	Vested

William B. Shepro	2,632	—		—	$6.25000	01/31/10	1,942 (6)	$17,828	1,942	$17,828
	24,309	—		—	$4.08625	01/31/11	3,341 (7)	$30,670	3,341	$30,670
	9,827	—		—	$7.40000	01/31/11	—	—	—	—
	40,000	—		—	$12.55000	10/31/11	—	—	—	—
	14,596	—		—	$5.78900	01/31/12	—	—	—	—
	19,730	—		—	$7.00000	01/31/12	—	—	—	—
	2,035	—		—	$1.87000	01/31/13	—	—	—	—
	21,053	—		—	$2.81000	01/31/13	—	—	—	—
	5,977	—		—	$6.18000	01/31/14	—	—	—	—
	23,906	—		—	$10.73000	01/31/14	—	—	—	—
	28,922	7,230	(1)	7,230	$8.04000	01/31/15	—	—	—	—
	23,812	15,875	(2)	15,875	$9.64000	01/31/16	—	—	—	—
	17,025	11,351	(3)	11,351	$11.88000	05/10/17	—	—	—	—
	—	206,250	(4)	206,250	$8.00000	07/14/18	—	—	—	—
	—	412,500	(5)	412,500	$8.00000	07/14/18	—	—	—	—
	—	206,250	(5)	206,250	$8.00000	07/14/18	—	—	—	—
Robert D. Stiles	—	—		—	$—	—	—	$—	—	$—
Kevin J. Wilcox	2,362	—		—	$7.40000	01/31/11	1,669 (6)	$15,321	1,669	$15,321
	40,000	—		—	$12.55000	10/31/11	1,475 (8)	$13,541	1,475	$13,541
	9,649	—		—	$5.78900	01/31/12	—	—	—	—
	6,432	—		—	$7.00000	01/31/12	—	—	—	—
	5,297	—		—	$1.87000	01/31/13	—	—	—	—
	7,945	—		—	$2.81000	01/31/13	—	—	—	—
	2,246	—		—	$6.18000	01/31/14	—	—	—	—
	8,986	—		—	$10.73000	01/31/14	—	—	—	—
	11,514	2,878	(1)	2,878	$8.04000	01/31/15	—	—	—	—
	10,706	7,137	(2)	7,137	$9.64000	01/31/16	—	—	—	—
	14,632	9,755	(3)	9,755	$11.88000	05/10/17	—	—	—	—
	—	155,000	(4)	155,000	$8.00000	07/14/18	—	—	—	—
	—	310,000	(5)	310,000	$8.00000	07/14/18	—	—	—	—
	—	155,000	(5)	155,000	$8.00000	07/14/18	—	—	—	—
John T. McRae II	—	—		—	$—	—	—	$—	—	$—
Shekar Sivasubramanian	10,000	0		0	$4.92000	06/01/14	—	$—	—	$—
	—	77,500	(4)	77,500	$8.00000	07/14/18	—	—	—	—
	—	155,000	(5)	155,000	$8.00000	07/14/18
	—	77,500	(5)	77,500	$8.00000	07/14/18	—	—	—	—

(1)	All Options vest on 1/31/09.

(2)	Options vest in two equal installments on 1/31/09 and 1/31/10.

(3)	Options vest in two equal installments on 12/31/09 and 12/31/10.

(4)	Options vest in four equal installments on 7/14/09, 7/14/10, 7/14/11 and 7/14/12.

(5)	Options have a market condition for vesting which once achieved begin to vest over four equal, annual installments.

(6)	All shares vest on 1/31/09.

(7)	1,936 and 1,405 shares vest on 1/1/09 and 1/1/10, respectively.

(8)	844 and 631 shares vest on 1/1/09 and 1/1/10, respectively.

Option Exercises and Stock Vested

The following table provides information relating to the amounts realized on the exercise of options and the vesting of restricted stock during fiscal year 2008 for the individuals named in the Summary Compensation Table.

	Option Awards		Stock Awards
	Number of		Number of
	Shares		Shares
	Acquired	Value Realized	Acquired	Value Realized
Name	on Exercise	on Exercise	on Vesting	on Vesting

William B. Shepro	—	$—	21,497	$122,843
Robert D. Stiles	—	$—	—	—
Kevin J. Wilcox	—	$—	9,388	54,200
John T. McRae II	—	$—	—	—
Shekar Sivasubramanian	—	$—	—	—

Ocwen does not provide pension benefits, nonqualified deferred compensation or potential payments upon termination or change in control to its executive officers.

COMPENSATION COMMITTEE’S INTERLOCKS AND INSIDER PARTICIPATION

Compensation Committee of the Ocwen Board of Directors

Ronald J. Korn	William H. Lacy
Barry N. Wish

The Compensation Committee members whose names appear above were the Ocwen Compensation Committee members during all of 2008. Under applicable SEC rules, there were no interlocks or insider participation on the Ocwen Compensation Committee.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors

As provided in our articles of incorporation, we initially intend to have a Board of Directors that will consist of a minimum of three and a maximum of seven directors. William C. Erbey will serve as non-executive Chairman of the Board of Directors of Altisource and will continue to serve in his role as Chairman of the Board of Directors and CEO of Ocwen. Other than Mr. Erbey, no Directors of Ocwen will become Directors of Altisource. In addition to Mr. Erbey, Directors of Altisource will include William B. Shepro, [          ], [          ] and [          ]. We expect to determine the complete composition of our Board of Directors before the Ocwen Board of Directors effects the Separation.

We expect our Board of Directors to adopt Corporate Governance Guidelines that, along with the charters of our Board committees and our Code of Conduct for employees and Directors, will provide the framework for the governance of our company.

Meetings of the Board of Directors

We anticipate that the Board of Directors will play an active role in overseeing management and representing the interests of the shareholders. We expect Directors to attend all Board meetings, the meetings of committees on which they serve and the Annual Meeting of Shareholders. We also expect to consult Directors for advice and counsel between formal meetings.

Independence of Directors

We plan for our Corporate Governance Guidelines to provide that our Board of Directors must be comprised of a majority of Directors who qualify as independent Directors under the listing standards and timing of The NASDAQ Stock Market LLC and applicable law.

We anticipate that our Board of Directors annually will review the direct and indirect relationships that we have with each Director. Only those Directors who are determined by our Board of Directors to have no material relationship with Altisource will be considered independent Directors. This determination will be based in part on analysis of categorical questionnaire responses that follow the independence standards established by The NASDAQ Stock Market LLC and will be subject to additional qualifications prescribed under its listing standards and applicable law.

Committees of the Board of Directors

Our board of directors will include an Executive Committee, an Audit Committee, a Compensation Committee and a Nomination/Governance Committee. We provide a brief description of our expectations for these Committees below.

Executive Committee.  Our Executive Committee generally will be responsible to act on behalf of our Board of Directors during the intervals between meetings of our Board of Directors. The Board of Directors is authorized to approve and/or to designate in writing certain individuals to approve actions that are required to be documented by counter parties but do not require action by the Board of Directors. Such actions would include approving, signing and executing checks and electronic funds transmissions and performing such other ministerial actions on such terms, conditions and limits as the Board of Directors deems appropriate in its discretion.

Audit Committee.  The Audit Committee of our Board of Directors will oversee the relationship with our independent registered certified public accounting firm, review and advise our Board of Directors with respect to reports by our independent registered certified public accounting firm and monitor our compliance with laws and regulations applicable to our operations including the evaluation of significant matters relating to the financial reporting process and our system of internal accounting controls and the review of the scope and results of the annual audit conducted by the independent registered certified public accounting firm. Each member of our Audit Committee will be independent as defined in regulations adopted by the Securities and Exchange Commission and the listing standards of The NASDAQ Stock Market LLC. Our Board of Directors also will appoint only financially literate members to our Audit Committee, will require that a majority of its members possess accounting or related financial management expertise within the meaning of the listing standards of The NASDAQ Stock Market LLC and will ensure that each qualifies as an audit committee financial expert as that term is defined in Securities and Exchange Commission rules implementing requirements of the Sarbanes-Oxley Act of 2002. Our Audit Committee will operate under a written charter to be approved by our Board of Directors, a copy of which will be available on our website at www.altisource.com and will be available in print to any shareholder who requests it.

Compensation Committee.  The Compensation Committee of our Board of Directors will oversee our compensation and employee benefit plans and practices. Our Compensation Committee also will evaluate and make recommendations to our Board of Directors for human resource and compensation matters relating to our executive officers. The Compensation Committee will review with the Chief Executive Officer and subsequently approve all executive compensation plans, any severance or termination arrangement and any equity compensation plans that are not subject to shareholder approval. The Compensation Committee also will have the power to review our other compensation plans including the goals and objectives thereof and to recommend changes to these plans to our Board of Directors. Each member of our Compensation Committee will be independent as defined in the listing standards of The NASDAQ Stock Market LLC. Our Compensation Committee will operate under a written charter approved by our Board of Directors, a copy of which will be available on our website at www.altisource.com and will be available in print to any shareholder who requests it.

The Compensation Committee will have the authority, at our expense, to retain independent counsel or other advisers as it deems necessary in connection with its responsibilities. We expect that the Chief Executive Officer will be involved in the design and implementation of our executive compensation programs and that the Chief Executive Officer typically will be present at Compensation Committee meetings. We expect that this executive annually will review the performance of each executive officer (other than the Chief Executive Officer, whose performance and compensation are reviewed and determined by the Compensation Committee, as required by the listing standards of The NASDAQ Stock Market LLC) and present his conclusions and recommendations regarding incentive award amounts to the Compensation Committee for its consideration and approval. The Committee can exercise its discretion in accepting, rejecting and/or modifying any such executive compensation recommendations; however, we generally expect that executive compensation matters will be delegated to the Chief Executive Officer for development and execution.

Nomination/Governance Committee.  The Nomination/Governance Committee of our Board of Directors will make recommendations to our Board of Directors of individuals qualified to serve as Directors and committee members for our Board of Directors; advise our Board of Directors with respect to Board of Directors’ composition, procedures and committees; develop and present our Board of Directors with a set of corporate governance principles; and oversee the evaluation of our Board of Directors and our management. Each member of our Nomination/Governance Committee will be independent as defined in the listing standards of The NASDAQ Stock Market LLC. Our Nomination/Governance Committee will operate under a written charter approved by our Board of Directors, a copy of which will be available on our website at www.altisource.com and will be available in print to any shareholder who requests it.

It will be the policy of our Nomination/Governance Committee to consider candidates for Director recommended by our shareholders. In evaluating all nominees for Director, our Nomination/Governance Committee will take into account the applicable requirements for Directors under the Securities Exchange Act of 1934, as amended, and the listing standards of The NASDAQ Stock Market LLC. In addition, our Nomination/Governance Committee will take into account our best interests as well as such factors as knowledge, experience, skills, expertise, diversity and the interplay of the candidate’s experience with the background of other members of our Board of Directors. The Nomination/Governance Committee regularly will assess the appropriate size of the Board of Directors and whether any vacancies on the Board of Directors are anticipated. Various potential candidates for Director then will be identified. We anticipate that candidates may come to the attention of the Nomination/Governance Committee through current members of our Board of Directors, professional search firms, shareholders or industry sources. In evaluating the candidate, the Nomination/Governance Committee will consider factors other than the candidate’s qualifications including the current composition of the Board of Directors, the balance of management and independent Directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Nomination/Governance Committee will determine whether to interview the prospective nominee, and if warranted, one or more members of the Nomination/Governance Committee, and others as appropriate, will interview prospective nominees. After completing this evaluation and interview, the Nomination/Governance Committee will make a recommendation to the full Board of Directors as to the persons who should be nominated by the Board of Directors. The Board of Directors will determine the nominees after considering the recommendation and report of the Nomination/Governance Committee. Should a shareholder recommend a candidate for Director, our Nomination/Governance Committee would evaluate such candidate in the same manner that it evaluates any other nominee.

If a shareholder wants to recommend persons for consideration by our Nomination/Governance Committee as nominees for election to our Board of Directors, the shareholder can do so by writing to our Secretary at Altisource Portfolio Solutions S.A., 2-8 Avenue Charles deGaulle, L-1653 Luxembourg, Grand Duchy of Luxembourg, R.C.S. Luxembourg: B 72 391, Luxembourg. The shareholder should provide each proposed nominee’s name, biographical data and qualifications. Such recommendation also should include a written statement from the proposed nominee consenting to be named as a nominee and, if nominated and elected, to serve as a Director.

Corporate Governance Guidelines

The Corporate Governance Guidelines to be adopted by our Board of Directors will provide guidelines for us and our Board of Directors to ensure effective corporate governance. The Corporate Governance Guidelines will cover topics such as: Director qualification standards, Board of Directors and committee composition, Director responsibilities, Director access to management and independent advisors, Director compensation, Director orientation and continuing education, management succession, review, approval or ratification of transactions with related persons and annual performance evaluation of the Board of Directors.

Our Nomination/Governance Committee will review our Corporate Governance Guidelines at least once a year and, if necessary, recommend changes to the Guidelines to our Board of Directors. Our Corporate Governance Guidelines will be available on our website at www.altisource.com and will be available in print to any shareholder who requests them by writing to our Secretary at Altisource Portfolio Solutions S.A., 2-8 Avenue Charles deGaulle, L-1653 Luxembourg, Grand Duchy of Luxembourg, R.C.S. Luxembourg: B 72 391, Luxembourg.

Executive Sessions of Non-Management Directors

We anticipate that non-management Directors will meet in executive sessions without management approximately four times per year. The non-executive Chairman will preside at each executive session.

Communications with Directors

If a shareholder desires to contact our Board of Directors or any individual Director regarding Altisource, the shareholder may do so by mail addressed to our Secretary at Altisource Portfolio Solutions S.A., 2-8 Avenue Charles de Gaulle, L-1653 Luxembourg, Grand Duchy of Luxembourg, R.C.S. Luxembourg: B 72 391, Luxembourg. Communications received in writing will be distributed to our Board of Directors or to individual Directors, as appropriate, depending on the facts and circumstances outlined in the communication received.

Code of Ethics

We will adopt a Code of Business Conduct and Ethics that applies to our Directors, officers and employees as required by The NASDAQ Stock Market LLC rules. Any waivers from the Code of Business Conduct and Ethics for Directors or executive officers will need to be approved by our Board of Directors or a Board committee and will need to be promptly disclosed to our shareholders. We also will adopt a Code of Ethics for Senior Financial Officers that will apply to our Chief Executive Officer and our Chief Financial Officer. The Code of Business Conduct and Ethics and the Code of Ethics for Senior Financial Officers will be available on our website at www.altisource.com and will be available in print to any shareholder who requests a copy by writing to our Secretary at 2-8 Avenue Charles deGaulle, L-1653 Luxembourg, Grand Duchy of Luxembourg, R.C.S. Luxembourg: B 72 391, Luxembourg. Any amendments to the Code of Business Conduct and Ethics or the Code of Ethics for Senior Financial Officers, as well as any waivers that are required to be disclosed under the rules of the Securities and Exchange Commission or The NASDAQ Stock Market LLC, will be posted on our website.

BOARD OF DIRECTORS COMPENSATION

Compensation

We will provide compensation to our non-management Directors as customary in Luxembourg and as determined by our shareholders after the Separation.

Other Compensation Issues

We anticipate that any Director compensation may be prorated for a Director serving less than a full one-year term as in the case of a Director joining the Board of Directors after an annual meeting of shareholders. Directors will be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and its committees. Directors’ compensation will be subject to review and adjustment by the shareholders from time to time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership of Common Stock

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the record date by:

•	each Director and executive officer of Altisource;

•	all Directors and executive officers of Altisource as a group; and

•	all persons known by Altisource to own beneficially 5% or more of outstanding common stock of Ocwen or to have a Schedule 13D or Schedule 13G on file with the Securities and Exchange Commission.

The table is based upon information supplied to Ocwen by Directors, executive officers and principal shareholders and filings for Ocwen under the Securities Exchange Act of 1934, as amended. We have adjusted the number of shares in the table and the associated footnotes to reflect the anticipated distribution of one share of Altisource common stock for every three shares of Ocwen common stock as of the Distribution Date. We also have adjusted the number of shares for one-third of two equity transactions that occurred subsequent to Ocwen’s fiscal year end. On April 3, 2009, Ocwen issued and sold, and granted registration rights over 5,471,500 newly-issued shares of the Company’s stock. Also on April 3, 2009, Ocwen repurchased 1,000,000 shares of outstanding Common Stock held by William C. Erbey, Ocwen’s Chairman and Chief Executive Officer. The number of shares referenced above and listed in the following table represents actual amounts, not thousands. These amounts represent holdings as of February 27, 2009, adjusted for known changes as further described in the footnotes. In addition, if the Separation were to trigger conversion rights under the approximately $56,000 in aggregate outstanding principal amount of Ocwen’s 3.25% Contingent Convertible Unsecured Senior Notes due 2024, additional shares of Ocwen common stock and Altisource common stock may be outstanding as a result and, if so, the numbers and percentages listed below would decrease accordingly. Conversion rights would be triggered if the value of the Altisource common stock distributed in the Distribution has a per share value exceeding 10% of the closing sales price of the Ocwen common stock on the business day preceding the announcement of the Separation.

Name of Beneficial Owner:	Amount(1)	Percent(2)

Barry N. Wish(3)	2,147,956	9.56%
1661 Worthington Road, Ste 100 West Palm Beach, FL 33409
Altus Capital, Inc.(4)	1,862,371	8.90%
6120 Parkland Blvd, Suite 303 Mayfield Heights, Ohio 44124
Dimensional Fund Advisors LP(5)	1,138,541	5.45%
1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401

Directors and Executive Officers:	Amount	Percent

William C. Erbey(6)	6,146,772	27.06%
William B. Shepro(7)	107,475	* %
Robert D. Stiles	—	0%
Kevin J. Wilcox(8)	49,878	* %
John T. McRae II	—	0%
Shekar Sivasubramanian(9)	3,333	* %
All Directors and Executive Officers as a Group ([TBD] persons)	6,307,458	27.62%

*	Less than 1%

(1)	For purposes of this table, an individual is considered the beneficial owner of shares of common stock if he or she directly or indirectly has or shares voting power or investment power, as defined in the rules promulgated under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, an individual has sole voting power and sole investment power with respect to the indicated shares. No shares have been pledged as security by the named executive officers, directors or director nominees.

(2)	Gives effect to the issuance of 1,823,833 shares of Ocwen common stock on April 3, 2009.

(3)	Adjusted to include the sale of 206,918 shares of common stock as reported on Form 4 to the Securities and Exchange Commission in April 2009 by Mr. Wish.

(4)	Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on January 22, 2009, by Altus Capital, LLC. Includes 782,038 shares as to which sole voting power and sole dispositive power is claimed. Includes 1,080,333 shares as to which shared voting power and shared dispositive power is claimed.

(5)	Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2009, by Dimensional Fund Advisors LP, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. Includes 1,130,919 shares as to which sole voting power and 1,138,541 shares as to which sole dispositive power is claimed.

(6)	Includes 4,108,812 shares held by FF Plaza Partners, a Delaware partnership of which the partners are William C. Erbey, his spouse, E. Elaine Erbey and Delaware Permanent Corporation, a corporation wholly-owned by William C. Erbey after giving effect to the 333,333 shares sold by FF Plaza to Ocwen on April 3, 2009. Mr. and Mrs. William C. Erbey share voting and dispositive power with respect to the shares owned by FF Plaza Partners. Also includes 1,803,234 shares held by Erbey Holding Corporation, a corporation wholly-owned by William C. Erbey. Also includes options to acquire 233,826 shares, which are exercisable on or within 60 days after May 1, 2009.

(7)	Includes options to acquire 82,997 shares, which are exercisable on or within 60 days after May 1, 2009.

(8)	Includes options to acquire 39,923 shares, which are exercisable on or within 60 days after May 1, 2009.

(9)	Includes options to acquire 3,333 shares, which are exercisable on or within 60 days after May 1, 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

William C. Erbey, who will become our non-executive Chairman of the Board as a result of the Separation, is currently, and will remain, the Chief Executive Officer and Chairman of the Board of Ocwen. As a result, he has obligations to us as well as to Ocwen and may potentially have conflicts of interest with respect to matters potentially or actually involving or affecting us and Ocwen. Mr. Erbey owns substantial amounts of Ocwen common stock and stock options because of his relationships with Ocwen. In addition, Mr. Shepro and certain of our executive officers also own Ocwen stock and stock options due to similar current or past relationships with Ocwen.

In addition, see “Relationship Between Ocwen and Us Following the Separation” for a description of the intercompany agreements that will exist between Ocwen and Altisource following the Separation.

DESCRIPTION OF CAPITAL STOCK

Sales of Unregistered Securities

In connection with our conversion to a Luxembourg société anonyme from a Luxembourg S.à r.l., we issued [          ] registered shares of Altisource common stock, par value $1.00 per share, to Ocwen in consideration of an aggregate capital contribution of $[     ] by Ocwen. Accordingly, the nominal value of the total share capital of Altisource after the issuance was $[     ]. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because the issuance did not involve any public offering of securities.

Authorized Capital Stock

Under our Articles of Incorporation, the total share capital that has been issued at conversion is $[     ] of which all are shares of common stock, par value $1.00 per share. We intend to conduct capital increases to facilitate the Separation which capital increases must be approved by the Board of Directors. Based on the number of Ocwen shares outstanding on [          ], 2009, approximately [          ] shares of Altisource common stock will be

issued to stockholders of Ocwen on the Separation Date though the actual number of shares of Altisource common stock to be issued will be determined as of the Record Date. All of the shares of Altisource common stock to be distributed to Ocwen stockholders in the Separation will be fully paid and non-assessable.

The following summary of certain terms of Altisource capital stock describes the material provisions of our Articles of Incorporation, the form of which is or will be included as an exhibit to our registration statement on Form 10. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, our Articles of Incorporation and by applicable provisions of law.

Common Stock

The holders of shares of Altisource common stock will be entitled to one vote for each share on all matters voted on by shareholders, and the holders of such shares will possess all voting power. Accordingly, the holders of the majority of the shares of Altisource common stock cast (excluding any abstentions, empty or invalid votes) at the shareholders’ meeting voting for the election of Directors can elect all of the Directors if they choose to do so. The holders of shares of Altisource common stock will be entitled to such dividends as may be proposed from time to time by our Board of Directors and approved by the shareholders’ meeting and, under Luxembourg law, only if the Company has sufficient distributable profits from previous fiscal years or if the Company has freely distributable reserves. To date, Altisource has not paid any dividends on its common stock, and we have no current plans to pay dividends.

Transfer Agent and Registrar

The transfer agent and registrar for Altisource common stock immediately following the Separation will be American Stock Transfer & Trust Company.

Listing

We have applied to list the shares of Altisource common stock that you will receive in the Separation on The NASDAQ Stock Market LLC under the symbol “ASPS.”

CERTAIN ANTI-TAKE OVER CONSIDERATIONS

General

While Altisource’s Articles of Incorporation do not contain many of the typical provisions that would be considered to have an anti-takeover effect, Altisource’s Directors and executive officers held 27.6% of the voting power of our outstanding voting stock as of the record date. Such concentration of voting power could discourage third parties from making proposals involving an acquisition of control of Altisource. See “Principal Shareholders.”

We set forth below a summary of certain provisions that possibly could impede or delay an acquisition of control of Altisource that the Board of Directors does not approve or otherwise support. We intend this summary to be an overview only and qualify it in its entirety by reference to the documents evidencing such provisions the forms of which we include as exhibits to the registration statement on Form 10, as well as the applicable provisions of Luxembourg law.

Number of Directors; Removal; Filling Vacancies

Altisource’s Articles of Incorporation provide that the number of directors on its Board of Directors shall not be less than three (whenever there is more than one shareholder) nor more than seven. Each member of the Board of Directors may be elected for a maximum term of six years. Altisource’s Articles of Incorporation further provide that directors may be elected at a general meeting of shareholders by absolute majority of the votes cast (excluding any abstentions, empty or invalid votes) by the shareholders present in person or by proxy at the meeting. A vacancy or a newly created directorship as proposed by the Board of Directors may be filled by the Board on a provisional basis pending approval by shareholders at a shareholders’ meeting.

Directors may at any time, with or without cause, be removed from office by resolution of the shareholders at a general meeting of shareholders, provided that a proposal for such resolution has been put on the agenda for the meeting in accordance with the requirements of Luxembourg law and Altisource’s Articles of Incorporation or if the holders or proxies of all shares are present.

No Shareholder Action by Written Consent; Special Meetings

Altisource’s Articles of Incorporation provide that shareholders may take action at an annual or special shareholders’ meeting. Special meetings of shareholders may be called only if (1) Altisource’s Board of Directors or its auditors deem it necessary; or (2) if shareholders holding together 10% or more of our share capital request it. Altisource’s Articles of Incorporation do not allow for shareholder action by written consent in lieu of a meeting.

Amendment of the Articles of Incorporation

Any proposal to amend, alter, change or repeal any provision of Altisource’s Articles of Incorporation requires the affirmative vote (excluding any abstentions, empty or invalid votes) at the shareholders’ meeting of the holders of at least two-thirds of the votes represented and the majority of the share capital represented.

Supermajority Vote for Certain Actions

Our Articles of Incorporation provide that the following actions shall require the affirmative vote of shareholders holding at least 2/3 of the votes represented and the majority of the share capital represented at the shareholders’ meeting:

•	Amendment of Altisource’s purpose;

•	Creation of shares with superior voting rights;

•	Creation of any restriction on the transferability of shares;

•	Any authorized or conditional increase of the share capital;

•	An increase of the share capital out of equity, against contributions in kind or for the purpose of acquiring assets and granting special benefits;

•	Limitation or withdrawal of preferential subscription rights;

•	Change of the registered office of Altisource outside of the city of Luxembourg;

•	Dissolution of Altisource; or

•	Conversion of registered shares into bearer shares or vice versa.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following summary of material terms is qualified in its entirety by reference to the complete text of the statutes referred to below and our Articles of Incorporation.

We are incorporated under the laws of the Grand Duchy of Luxembourg, in the City of Luxembourg.

Altisource shall indemnify its Directors and officers unless the liability results from their gross negligence or willful misconduct. Altisource’s Articles of Incorporation make indemnification of Directors and officers and advancement of expenses (except in cases where Altisource is proceeding against an officer or Director) to defend claims against Directors and officers mandatory on the part of Altisource to the fullest extent allowed by law. Under Altisource’s Articles of Incorporation, a Director or officer may not be indemnified if such person is found, in a final judgment or decree not subject to appeal, to have committed willful misconduct or a grossly negligent breach of his or her statutory duties as a Director or officer. Luxembourg law permits the company, or each Director or officer individually, to purchase and maintain insurance on behalf of such Directors and officers. Altisource may obtain such insurance from one or more insurers.

Altisource also may enter into indemnification agreements with each of its Directors and executive officers to provide for indemnification and expense advancement (except in cases where Altisource is proceeding against an officer or Director) and include related provisions meant to facilitate the indemnitee’s receipt of such benefits. We expect any such agreement to provide that Altisource will indemnify each Director and executive officer against claims arising out of such Director or executive officer’s service to Altisource except (i) for any claim as to which the Director or executive officer is adjudged in a final and non-appealable judgment to have committed willful misconduct or a grossly negligent breach of his duties or (ii) in the case of fraud or dishonesty by the Director or executive officer. We also expect any such agreement to provide that expense advancement is provided subject to an undertaking by the indemnitee to repay amounts advanced if it is ultimately determined that he is not entitled to indemnification.

The Board of Directors of Altisource (if a majority of the Board is disinterested in the claim under which the officer or Director is seeking indemnification) or an independent counsel will determine whether an indemnification payment or expense advance should be made in any particular instance and the executive officer or Director seeking indemnification may challenge such determination. Indemnification and advancement of expenses generally will not be made in connection with proceedings brought by the indemnitee against Altisource.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our Company and our common stock, please refer to the Registration Statement including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet web site maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any web site referenced in this information statement is not incorporated by reference into this Information Statement or the Registration Statement of which this information statement is a part. Our Internet address is included in this information statement as an inactive textual reference only.

After the Separation, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

After the Separation, we will make available free of charge most of our future SEC filings through our Internet web site www.altisource.com as soon as reasonably practicable after we file these materials with the SEC. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

Altisource Portfolio Solutions S.A.
2-8 Avenue Charles deGaulle , L-1653 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 72 391
Luxembourg
Telephone 407-737-5419
Attention: Corporate Secretary

We will furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

Combined Consolidated Financial Statements of Altisource Portfolio Solutions S.à.r.l. (to be converted into Altisource Portfolio Solutions S.A. in connection with the transactions described herein):
Report of Independent Registered Certified Public Accounting Firm	F-2
Combined Consolidated Balance Sheets at December 31, 2008 and 2007	F-3
Combined Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006	F-4
Combined Consolidated Statements of Invested Equity for the years ended December 31, 2008, 2007 and 2006	F-5
Combined Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-6
Notes to Combined Consolidated Financial Statements	F-7
Consolidated Financial Statements of Nationwide Credit, Inc. and Subsidiary for the Period From January 1, 2007 to June 5, 2007:
Report of Independent Auditors	F-30
Consolidated Statement of Operations	F-31
Consolidated Statement of Cash Flows	F-32
Notes to Consolidated Financial Statements	F-33
Consolidated Financial Statements of Nationwide Credit, Inc. and Subsidiary for the Year Ended December 31, 2006:
Report of Independent Auditors	F-37
Consolidated Balance Sheet	F-38
Consolidated Statement of Operations	F-39
Consolidated Statement of Changes in Stockholder’s Deficit	F-40
Consolidated Statement of Cash Flows	F-41
Notes to Consolidated Financial Statements	F-42

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of:
Ocwen Financial Corporation:

In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of operations, invested equity and cash flows present fairly, in all material respects, the financial position of the Altisource businesses as described in Note 1 of the combined consolidated financial statements at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company has entered into significant transactions with Ocwen Financial Corporation, a related party.

/s/ PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
May 12, 2009
except for Note 19 which
is as of June 26, 2009

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

COMBINED CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(Dollars in thousands)

ASSETS
Current assets:
Cash	$6,988	$5,688
Accounts receivable, net	9,077	16,770
Prepaid expenses and other current assets	3,021	3,326
Deferred tax asset, net	268	1,003

Total current assets	19,354	26,787
Premises and equipment, net	9,304	12,173
Intangible assets, net	36,391	38,945
Goodwill	11,540	14,797
Other assets	86	143

Total assets	$76,675	$92,845

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued expenses	$4,767	$8,137
Capital lease obligations — current	916	1,842
Line of credit and other secured borrowings	1,123	147
Other current liabilities	6,213	3,048

Total current liabilities	13,019	13,174
Capital lease obligations — non current	440	1,789
Deferred tax liability, net	2,670	2,208
Commitments and contingencies (Note 16)
Stockholder’s Equity
Common stock, EUR 25 par value; 263,412 shares authorized, issued and outstanding	6,059	6,059
Invested equity	54,487	69,615

Total stockholder’s equity	60,546	75,674

Total liabilities and stockholder’s equity	$76,675	$92,845

The accompanying notes are an integral part of these combined consolidated financial statements.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)

Revenue	$160,363	$134,906	$96,603
Cost of revenue	115,048	96,954	72,163

Gross profit	45,315	37,952	24,440
Selling, general and administrative expenses	28,088	27,930	17,622

Income from operations	17,227	10,022	6,818
Other income (expense), net
Interest income	16	6	—
Interest expense	(2,607)	(1,932)	(789)
Other, net	(35)	183	994

Total other income (expense), net	(2,626)	(1,743)	205

Income before income taxes	14,601	8,279	7,023
Income tax provision	(5,382)	(1,564)	(1,616)

Net income	$9,219	$6,715	$5,407

Transactions with related parties included above:
Revenue	$64,251	$59,350	$51,971

Selling, general and administrative expenses	$6,208	$8,864	$9,103

Interest expense	$2,269	$965	$503

The accompanying notes are an integral part of these combined consolidated financial statements.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

COMBINED CONSOLIDATED STATEMENTS OF INVESTED EQUITY

	Common Stock	Invested Equity
	(Dollars in thousands)

Balance at December 31, 2005	$6,059	$10,176
Net income	—	5,407
Net transfers to parent	—	(6,794)

Balance at December 31, 2006	6,059	8,789
Net income	—	6,715
Contribution for acquisition	—	56,980
Net transfers to parent	—	(2,869)

Balance at December 31, 2007	6,059	69,615
Net income	—	9,219
Net transfers to parent	—	(24,347)

Balance at December 31, 2008	$6,059	$54,487

The accompanying notes are an integral part of these combined consolidated financial statements.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2008	2007	2006
	(Dollars in thousands)

Cash flows from operating activities
Net income	$9,219	$6,715	$5,407
Adjustments to reconcile net income to net cash provided (used) by operating activities
Depreciation and amortization	7,836	6,979	9,685
Amortization of intangible assets	2,554	1,555	—
Deferred income taxes, net	1,197	(1,589)	(1,128)
Loss on disposal of premises and equipment	249	—	(58)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	7,693	(4,487)	2,478
Prepaid expenses and other current assets	305	587	(266)
Other assets	57	207	1
Accounts payable and accrued expenses	(3,370)	(2,551)	(825)
Other current liabilities	3,165	613	(905)

Net cash flow from operating activities	28,905	8,029	14,389
Cash flows from investing activities
Additions to premises and equipment, net	(5,216)	(4,236)	(8,321)
Proceeds from sale of premises and equipment	—	—	110
Acquisition of NCI Holdings, Inc., net of cash acquired (Note 5)	—	(52,541)	—

Net cash flow from investing activities	(5,216)	(56,777)	(8,211)
Cash flows from financing activities
Repayment of short-term borrowings	(147)	—	—
Principal payments on capital lease obligations	(2,275)	(811)	—
Additions to capital lease obligations	—	—	616
Proceeds from borrowing of long-term debt	—	27,500	—
Repayment of long-term debt	—	(27,500)	—
Borrowings from line of credit	33,417	—	—
Payments of line of credit	(32,294)
Net (distribution to) contribution from Parent	(21,090)	55,247	(6,794)

Net cash flow from financing activities	(22,389)	54,436	(6,178)

Net increase in cash	1,300	5,688	—
Cash at beginning of year	5,688	—	—

Cash at end of year	$6,988	$5,688	$—

The accompanying notes are an integral part of these combined consolidated financial statements.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 1	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SEPARATION

Description of Business

Altisource Portfolio Solutions S.à.r.l. (“Altisource” or the “Company”), together with its subsidiaries, provides real estate mortgage portfolio management and related technology products and asset recovery and customer relationship management services. Altisource was incorporated under the laws of Luxembourg on November 4, 1999 as Ocwen Luxembourg S.à.r.l., renamed Altisource Portfolio Solutions S.à.r.l. on May 12, 2009 and is planned to be converted into Altisource Portfolio Solutions S.A. Altisource has applied to list its common stock on The NASDAQ Stock Market LLC under the symbol “ASPS.” Except as otherwise indicated or unless the context otherwise requires, “Altisource,” “we,” “us,” “our” and the “Company” refer to Altisource Portfolio Solutions S.à.r.l., a Luxembourg public limited liability company, and its subsidiaries.

We manage our operations through three reportable segments: Through our Mortgage Services business, we provide residential mortgage origination and default management services including due diligence, underwriting, valuation, real estate sales, default processing services, property inspection and preservation services, homeowner outreach, closing and title services and knowledge process outsourcing services. Through our Financial Services business, we provide secured and unsecured collection services and customer relationship management primarily to the financial services, consumer products, telecommunications and utilities industries. Through our Technology Products business, we provide technology products and services to the mortgage industry including our REAL suite of applications that provide production applications and support to the servicing and origination businesses.

Basis of Presentation

The combined consolidated financial statements present the historical results of operations, assets and liabilities attributable to the Altisource businesses. These financial statements have been prepared on a “carve-out” basis from Ocwen Financial Corporation (“Ocwen” or “Parent”) and, because a direct ownership relationship did not exist among the various units comprising the Altisource business, combine and do not consolidate Altisource Portfolio Solutions S.à.r.l., and its subsidiaries with Ocwen’s wholly-owned subsidiaries NCI Holdings, Inc. (“NCI”); Nationwide Credit, Inc. (a wholly-owned subsidiary of NCI); Premium Title Services, Inc.; REALHome Services and Solutions, Inc.; Portfolio Management Outsourcing Solutions, LLC; and Western Progressive Trustee LLC. Once Ocwen contributes the subsidiaries to Altisource Portfolio Solutions S.A., these financial statements will be presented on a consolidated and not combined basis. Per share data have not been presented since these financial statements are prepared on a combined basis.

Within these financial statements, entities that are part of Ocwen’s consolidated results of operations, but are not part of Altisource as defined above, are referred to as “related entities.” These combined consolidated financial statements also reflect the capital structures of the each of the combined subsidiaries. Along with the contribution of these subsidiaries, Ocwen intends to contribute the equity and any intercompany balances between these entities and Ocwen to Altisource. We have recorded these balances as part of the invested equity of Altisource. NCI Holdings, Inc. includes only the operations of Nationwide Credit Inc. We formed REALHome Services and Solutions, Inc., Portfolio Management Outsourcing Solutions, LLC and Western Progressive Trustee LLC late in

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008 with minimal capital and only Portfolio Management Outsourcing Solutions, LLC had operations during 2008. A summary of the individual equity accounts for each of the above incorporated entities is as follows:

		Retained Earnings
	Common	(Accumulated	Invested
	Stock	Deficit)	Equity	Total

December 31, 2008:
Altisource Portfolio Solutions S.A.	$6,059	$—	$54,487	$60,546
NCI Holdings, Inc.	29,480	(8,379)	—	21,101
Premium Title Services, Inc.	400	(628)	—	(228)
Portfolio Management Outsourcing Solutions, LLC	—	(213)	—	(213)
Eliminations	(29,880)	9,220	—	(20,660)

Total stockholder’s equity	$6,059	$—	$54,487	$60,546

December 31, 2007:
Altisource Portfolio Solutions S.A.	$6,059	$—	$69,615	$75,674
NCI Holdings, Inc.	29,480	(2,380)	—	27,100
Premium Title Services, Inc.	400	2,006	—	2,406
Eliminations	(29,880)	374	—	(29,506)

Total stockholder’s equity	$6,059	$—	$69,615	$75,674

These combined consolidated financial statements also include allocations of expenses from Ocwen. Ocwen currently provides certain corporate functions to Altisource, including business insurance, medical insurance and employee benefit plan expenses and allocations for certain centralized administration costs for executive management, treasury, real estate, accounting, auditing, tax, risk management, internal audit, human resources and benefits administration. We determined these allocations using proportional cost allocation methods including the use of relevant operating profit, fixed assets, sales and payroll measurements. Specifically, personnel and all associated costs, including compensation, benefits, occupancy and other costs, are allocated based on the estimated percentage of time spent by the individual in the various departments. External costs such as audit fees, legal fees, business insurance and other are allocated based on a combination of the sales, fixed assets and operating profits of the department, whichever is most appropriate given the nature of the expense.

The combined consolidated financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined consolidated results of operations, financial position and cash flows would have been had the Company operated as an independent company during the periods presented. For instance, Altisource expects to incur costs in excess of those allocated by Ocwen for maintaining a separate Board of Directors, obtaining a separate audit, relocating certain executive management and hiring additional personnel to operate separate from Ocwen. The charges for these functions are included primarily in “selling, general and administrative expenses” in the combined consolidated statements of operations. In addition, Ocwen has allocated interest expense to us based upon our portion of assets to Ocwen’s total assets which is reflected as “Interest expense” in the combined consolidated statements of operations. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as an independent company for the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined consolidated financial statements.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accompanying combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company eliminates from its financial results all intercompany transactions between entities included in the combination.

Separation

In November 2008, the Board of Directors of Ocwen authorized the pursuit of a plan to separate, through a tax free spin-off, the majority of the operations of the knowledge process outsourcing business currently known as the Ocwen Solutions business, into a separate public company (the “Separation”). As of the date of the Separation Ocwen will contribute to Altisource the business operations of Ocwen not already included in Altisource. Altisource also has business operations that will remain with Ocwen after the Separation, and we will distribute those operations to Ocwen as of the date of the Separation. The operations of BMS Holdings, Inc., an equity investment which Ocwen refers to as BMS, and Global Servicing Solutions, LLC, a majority owned consolidated investment which Ocwen refers to as GSS, will remain with Ocwen after the Separation. As the operations of these businesses are not similar to our business, are managed and financed autonomously and do not share common offices with Altisource, we have excluded them from these combined consolidated financial statements. We intend for the Separation to be tax-free for United States federal income tax purposes. The Separation is subject to certain conditions including but not limited to confirmation of the tax-free treatment of the spin-off, necessary regulatory approvals, any required lender counterparty consents and final approval by the Ocwen Board of Directors.

In connection with the Separation, Ocwen will distribute all of the Altisource common stock to Ocwen’s shareholders (the “Distribution”). Ocwen’s stockholders will receive one share of Altisource common stock for every three shares of Ocwen common stock held as of the date of the Separation (the “Separation Date”). Altisource and Ocwen also will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the Separation including a separation agreement, a tax matters agreement, an employee matters agreement, an intellectual property agreement, a data center and disaster recovery agreement, a transition services agreement and certain long-term servicing contracts (collectively, the “Agreements”). Assuming final approvals are obtained, Ocwen currently is targeting a Separation Date in the third quarter of 2009.

Use of Estimates

The preparation of these combined consolidated financial statements in conformity with U.S. GAAP principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ materially from those estimates.

Foreign Currency Translation

Where the functional currency is not the U.S. dollar, we translate assets and liabilities of foreign entities into U.S. dollars at the current rate of exchange existing at the balance sheet date and revenues and expenses at average monthly rates. We include the resulting translation adjustments as a component of invested equity. Where the functional currency of a foreign entity is the U.S. dollar, re-measurement adjustments are included in the results of operations. Such adjustments were not material for any period presented.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash includes interest-bearing demand deposits with financial institutions.

Altisource historically has participated in a centralized cash management program operated by Ocwen. We make a significant amount of our cash disbursements through centralized payable systems which are operated by Ocwen, and we receive a significant amount of cash receipts and transfer them to centralized accounts maintained by Ocwen with the exception of our Luxembourg entity and NCI which maintains their own cash accounts. The cash in these entities is available for use by us.

Accounts Receivable, net

Accounts receivable are net of an allowance for doubtful accounts that represent an amount that we estimate to be uncollectible. We have estimated the allowance for doubtful accounts based on our historical write-offs, our analysis of past due accounts based on the contractual terms of the receivables, and our assessment of the economic status of our customers, if known. The carrying value of accounts receivable, net, approximates fair value.

Premises and Equipment, net

We report premises and equipment at cost or estimated fair value at acquisition and depreciate them over their estimated useful lives using the straight-line method as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Computer hardware and software	2 - 3 years
Leasehold improvements	Shorter of useful life or term of the lease

We record payments for maintenance and repairs as expenses when incurred. We record expenditures for significant improvements and new equipment as capital expenses and depreciate them over the shorter of the capitalized asset’s life or the life of the lease.

We review premises and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, we recognize an impairment charge in the amount by which the carrying amount of the assets exceed the fair value of the asset.

Computer software includes the fair value of software acquired in business combinations and purchased software. We record purchased software at cost and amortize it using the straight-line method over its estimated useful life. We record software acquired in business combinations at its fair value and amortize it using straight-line or accelerated methods over its estimated useful life, ranging from two to three years.

Goodwill and Intangible Assets, net

We classify intangible assets into three categories:  (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives; and (3) goodwill, which represents the excess of cost over the fair value of assets acquired and liabilities assumed in business combinations. Currently we do not have any intangible assets with indefinite lives.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For intangible assets with definite lives, we perform tests for impairment if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and goodwill, we perform tests for impairment at least annually or more frequently if events or circumstances indicate that assets might be impaired.

When facts and circumstances indicate that the carrying value of intangible assets determined to have definite lives may not be recoverable, management assesses the recoverability of the carrying value by preparing estimates of cash flows of discrete intangible assets consistent with models utilized for internal planning purposes. If the sum of the undiscounted expected future cash flows is less than the carrying value, we would recognize an impairment to the extent carrying amount exceeds fair value (determined by discounting the expected future cash flows consistent with assumptions we believe hypothetical marketplace participants would use). No impairment was recognized during the periods presented.

We test goodwill in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount may exceed its fair value. The impairment test has two steps. The first step identifies potential impairments by comparing the fair value of the reporting unit with its carrying value, including goodwill. If the calculated fair value of a reporting unit exceeds the carrying value, goodwill and indefinite lived intangibles are not impaired, and the second step is not necessary. If the carrying value of a reporting unit exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value with the carrying value. If the implied fair value is less than the carrying value, we would record an impairment charge. This analysis did not result in an impairment charge during the periods presented.

We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any arrangements, the history of the asset, our long-term strategy for use of the asset and other economic factors. We amortize intangible assets that we deem to have definite lives on a straight-line basis over their useful lives, generally ranging from 5 to 20 years.

Revenue Recognition

We recognize revenues from the services we provide in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB No. 104”), “Revenue Recognition” and related interpretations. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been performed; 3) the seller’s price to the buyer is fixed or determinable; and 4) collectability is reasonably assured. Generally, the contract terms for these services are relatively short in duration, and we recognize revenues as the services are performed either on a per unit or a fixed price basis. Specific policies for each of our reportable segments are as follows:

Mortgage Services:  We recognize the majority of the services we provide in this segment on delivery of the product or service to our customer. Residential property valuation, certain property inspection and property preservation services, mortgage due diligence and certain closing and title services include specific deliverables for our customers for which we recognize revenues when we deliver the related valuation, property service, title search or due diligence report to the customer if collectibility is reasonably assured. We also perform services for which we recognize revenue at the time of closing of the related real estate transaction including real estate sales, real estate closings and certain title services. For default processing services and certain property preservation services, we recognize revenue over the period during which we perform the related services, with full recognition on completion of the related foreclosure filing or on closing of the related real estate transaction. For our knowledge process outsourcing services, we charge for these services based upon the number of employees utilized and providing such services.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Services:  We generally earn our fees for asset recovery management services as a percentage of the amount we collect on delinquent consumer receivables on behalf of our clients and recognize revenues upon collection from the debtors. We also provide customer relationship management services for which we earn and recognize revenues on a per minute basis as the related services are performed.

Technology Products:  For our REAL suite, we charge based on the number of our client’s loans processed on the system or on a per-transaction basis. We record transactional revenues when the service is provided and other revenues monthly based on the number of loans processed, employees serviced or products provided. Furthermore, we provide IT infrastructure services to Ocwen and charge for these services based on the number of employees that are using the applicable systems and the number and type of licensed products used by Ocwen. We also generate revenues from software related services as considered under AICPA Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”), and SOP 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions” (“SOP 98-9”). We record revenue associated with implementation services upon completion and maintenance ratably over the related service period.

Cost of revenue and selling, general and administrative expenses

Cost of revenue includes: (i) payroll and employee benefits associated with personnel employed in customer service roles; (ii) fees paid to external providers of valuation, title, due diligence and other outsourcing services, as well as printing and mailing costs for correspondence with debtors; and (iii) technology and telephone expenses, as well as depreciation and amortization of operating assets.

Selling, general, and administrative expenses include payroll, employee benefits, occupancy and other costs associated with personnel employed in executive, sales, marketing, human resources and finance roles. Selling, general, and administrative expenses also includes professional fees and depreciation on non-operating assets.

The components of the cost of revenue and for selling, general and administrative expenses for the years ended December 31 were as follows:

	2008	2007	2006

Cost of revenue:
Compensation and benefits	$59,311	$44,886	$30,334
Outside fees and services	35,825	32,830	21,969
Technology and communications	19,912	19,238	19,860

Total	$115,048	$96,954	$72,163

Selling, general and administrative expenses:
Occupancy and equipment	$8,125	$7,999	$5,122
Corporate allocations	6,208	8,864	9,103
Professional services	3,270	3,121	1,521
Other	10,485	7,946	1,876

Total	$28,088	$27,930	$17,622

Income Taxes

Until the effective date of the Separation, Ocwen will continue to include our operating results in its consolidated U.S. federal and state income tax returns. We recorded the provision for income taxes in the combined

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated statements of operations at rates consistent with what we would have paid as a stand-alone taxable entity. We recognize deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. We measure deferred income tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We reflect the impact on deferred income taxes of changes in tax rates and laws, if any, in the combined financial statements in the period enacted. We estimate valuation allowances on deferred tax assets based on assessments of the realizability of such asset. Our obligation for current taxes is paid by Ocwen on our behalf and settled through invested equity by means of net transfers to Parent.

The ultimate tax outcome of many transactions is uncertain. Significant judgment is required in evaluating tax positions and in computing the tax provision including valuation allowances, the timing of reversals of net operating losses and other items. We account for uncertain tax positions taken by the Company under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for these tax positions to be successfully challenged by the taxing authorities. We adopted FIN 48 effective January 1, 2007 with no material impact on our combined consolidated financial statements. We decided to classify interest and penalties as a component of income tax expense.

NOTE 3	ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED

Statement of Financial Accounting Standards (“SFAS”) No. 141(R) (“SFAS No. 141(R)”), “Business Combinations — a replacement of FASB Statement No. 141.” SFAS No. 141(R) modifies certain elements of the acquisition method of accounting used for all business combinations. The statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at the full amounts of their fair values, with limited exceptions specified in the statement. If the business combination is achieved in stages (a step acquisition), an acquirer is also required to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. The statement requires the acquirer to recognize restructuring and acquisition costs separately from the business combination. The statement also requires the disclosure of information necessary to understand the nature and effect of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51.” The FASB issued SFAS No. 160 on December 4, 2007. The statement establishes new accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements separate from the invested equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. The statement clarifies that changes in a invested ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, when a subsidiary is deconsolidated, this statement requires that a parent recognize a gain or loss in net income based on the fair value of the entire entity, irrespective of any retained ownership, on the deconsolidation date. Such a gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for us begins with our 2009 fiscal year. The implementation of SFAS No. 160 is not expected to have a material impact on our combined consolidated balance sheet or combined consolidated statement of operations.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4	RELATED PARTY TRANSACTIONS

Altisource has historically conducted business with Ocwen and its subsidiaries. Concurrent with the Separation, we will enter into a transition services agreement under which Ocwen will provide to Altisource, and vice versa, certain short term transition services, such as human resources, vendor management, corporate services, six sigma, quality assurance, quantitative analytics, treasury, accounting, risk management, legal, strategic planning, compliance and other areas. These agreements will go into effect at the time provided in such agreements.

We recorded the revenues we earned from Ocwen based on our expectations of costs for providing such services in our historical results of operations for all periods up to the end of the first quarter of 2008. We recorded the revenues we earned from Ocwen since the beginning of the second quarter of 2008 at rates we believe to be market rates as they are consistent with one or more of the following: the fees we charge to other customers for comparable services; the rates Ocwen pays to other service providers; market surveys prepared by unaffiliated firms; and prices being charged by our competitors. This change in the second quarter of 2008 resulted in additional revenues of approximately $6,000 in 2008. These revised rates are materially consistent with the rates we will charge Ocwen under the various long-term servicing contracts into which we will enter in connection with the Separation.

Altisource currently provides Ocwen and its subsidiaries with the following services:

Mortgage Services	Technology Products

• valuation services	• residential loan servicing software
• residential due diligence	• vendor management and order fulfillment software
• residential fulfillment support services	• default resolution services
• real estate management and sales	• IT infrastructure support
• property inspection and preservation services	• invoice presentment and payment software
• closing and title services	• commercial loan servicing software
• homeowner outreach	Financial Services
• trustee foreclosure services	• mortgage charge-off and deficiency collections

Allocation of Corporate Costs

The costs of certain services that are provided by Ocwen to the Company have been reflected in these financial statements including charges for services such as business insurance, medical insurance and employee benefit plan expenses and allocations for certain centralized administration costs for treasury, real estate, accounting, auditing, tax, risk management, internal audit, human resources and benefits administration. These allocations of centralized administration costs were determined using proportional cost allocation methods including use of relevant operating profit, fixed assets, sales and payroll measurements. Allocated costs are included in selling, general and administrative expenses in the combined consolidated statements of operations and within invested equity in the combined consolidated balance sheets. The allocation of corporate costs was $6,208, $8,864 and $9,103 for the years ended December 31, 2008, 2007 and 2006, respectively. These costs represent management’s allocation of the costs incurred. However, these amounts may not be representative of the costs necessary for the Company to operate as a separate standalone company. We reflect costs paid by Ocwen on behalf of the Company in “net transfers to parent” in the combined consolidated statements of invested equity.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5	ACQUISITION

On June 6, 2007, Ocwen acquired all of the outstanding common shares of NCI. The aggregate purchase price was $56,980 including $2,000 of closing adjustments. The purchase price was paid $56,980 in cash of which $27,500 was obtained through a bank debt facility. The entire $27,500 debt facility was repaid in September 2007. The results of NCI’s operations and financial position have been included in the combined consolidated financial statements since its acquisition.

NCI’s primary business at the time of acquisition was contingency collections for credit card issuers and other consumer credit providers. The majority of NCI’s annual revenue comes from credit card related collections with the remainder coming from other consumer credit collections, first-party customer service solutions and student loan collections. NCI primarily serves large credit issuers.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$4,439
Accounts receivable, net	4,358
Other current assets	2,245
Premises and equipment	5,090
Other assets	3,953
Intangible assets	40,500
Goodwill	14,315

Total assets acquired	74,900
Current liabilities	(12,775)
Long-term liabilities	(1,223)
Deferred tax liability	(3,922)

Total liabilities assumed	(17,920)

Net assets acquired	$56,980

Of the $40,500 of acquired intangible assets, $37,700 was assigned to customer lists and $2,800 was assigned to trademarks based on valuations performed to determine the values of such assets as of the acquisition date. We are amortizing the intangible assets over their estimated useful lives, which range from 10 to 20 years for customer lists and five years for trademarks. Amortization of customer lists reflects the pattern in which the economic benefits of the customer lists are expected to be realized.

We recorded an accrual in purchase accounting of $1,361 in current liabilities, which related to costs incurred to involuntarily terminate employees of the acquired company and office closures. All termination and office closure costs were paid in cash in accordance with the plan of termination during the one year period following the acquisition date. Office closure costs related to early termination penalties. The accrual reversal for severance is reflected as a reduction of goodwill in 2008.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following presents the roll forward of the involuntary termination and office closure accruals:

		Office
	Severance	Closure

Balance at January 1, 2007	$—	$—
Additions	589	772
Cash payments	(88)	(772)

Balance at December 31, 2007	501	—
Cash payments	(313)	—
Accrual reversal	(188)	—

Balance at December 31, 2008	$—	$—

NOTE 6	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following at December 31:

	2008	2007

Accounts receivable	$8,498	$12,427
Unbilled fees	1,356	5,302

Total accounts receivable	9,854	17,729
Allowance for doubtful accounts	(777)	(959)

	$9,077	$16,770

A summary of the allowance for doubtful accounts, net of recoveries, for the years ended December 31, 2008 and 2007 is as follows:

Allowance for doubtful accounts as of December 31, 2006	$765
Bad debt expense	1,779
Recoveries	(1,134)
Write-offs	(451)

Allowance for doubtful accounts as of December 31, 2007	959
Bad debt expense	864
Recoveries	(449)
Write-offs	(597)

Allowance for doubtful accounts as of December 31, 2008	$777

As of December 31, 2008, two customers in the Financial Services segment accounted for 19.6% and 11.9% of net accounts receivable, respectively. One of these customers accounted for 25.8% of revenues in 2008 and 14.3% in 2007. No customers other than related parties represented more than 10% of our revenues in 2006.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following at December 31:

	2008	2007

Prepaid expenses	$1,792	$2,098
Maintenance agreements	785	1,214
Other	444	14

	$3,021	$3,326

NOTE 8	PREMISES AND EQUIPMENT, NET

Our premises and equipment, which include amounts recorded under capital leases, are recorded at cost. Property and equipment are summarized as follows at December 31:

	2008	2007

Computer hardware and software	$86,714	$85,029
Office equipment and other	6,072	4,746
Furniture and fixtures	1,270	1,296
Leasehold improvements	2,047	2,431

	96,103	93,502
Less accumulated depreciation and amortization	(86,799)	(81,329)

	$9,304	$12,173

Depreciation and amortization expense, inclusive of capital lease obligations, amounted to $7,836, $6,979 and $9,685 for 2008, 2007 and 2006, respectively.

NOTE 9	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

Goodwill and intangible assets relate to the acquisitions of NCI and the company that developed the predecessor to our REALTrans® vendor management platform. No impairment charges were taken during the periods presented.

Changes in goodwill assets during the years ended December 31, 2008 and 2007 are summarized below:

	Technology	Financial
	Products	Services	Total

Balance as of December 31, 2006	$1,618	$—	$1,618
Acquisition of NCI	—	14,315	14,315
Tax amortizable goodwill(2)	—	(1,136)	(1,136)

Balance as of December 31, 2007	1,618	13,179	14,797
Purchase price adjustments(1)	—	365	365
Tax amortizable goodwill(2)	—	(3,622)	(3,622)

Balance as of December 31, 2008	$1,618	$9,922	$11,540

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Purchase price adjustments related to the finalization of the NCI purchase accounting, which included fair valuing the assets acquired and liabilities assumed, recording of deal related costs and deferred taxes.

(2)	Prior to our acquisition of NCI in 2007, NCI made an acquisition which created tax-deductible goodwill that amortizes for tax purposes over time. When we acquired NCI in 2007, we recorded a lesser amount of goodwill for financial reporting purposes than what had previously been recorded at NCI for tax purposes. This difference between the amount of goodwill recorded for financial reporting purposes and the amount recorded for taxes is referred to as “Component 2” goodwill and it results in our recording periodic reductions of our book goodwill balance in our combined consolidated financial statements. The reduction of book goodwill also resulted in a reduction in invested equity of $3,622 in 2008 and $1,136 in 2007. We will continue to amortize the remaining Component 2 goodwill for tax purposes which will result in our reducing book goodwill to zero and then reducing intangible assets by the remaining tax benefits of the Component 2 goodwill as they are realized in our tax returns. The balance of Component 2 goodwill remaining was $22,791 as of December 31, 2008, which should generate approximately $14,510 of reductions of goodwill and then intangible assets through 2012 assuming current income levels and income tax rates.

Intangible assets

Changes in intangible assets during the years ended December 31, 2008 and 2007 are summarized below:

	Weighted
	Average
	Amort-	2008			2007
	ization	Gross		Net	Gross		Net
	Period	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	(Years)	Amount	Amortization	Amount	Amount	Amortization	Amount

Definite lived intangible assets Trademarks	5	$2,800	$887	$1,913	$2,800	$327	$2,473
Customer lists	19	37,700	3,222	34,478	37,700	1,228	36,472

		$40,500	$4,109	$36,391	$40,500	$1,555	$38,945

Amortization expense for definite lived intangible assets was $2,554 and $1,555 for the fiscal years ended December 31, 2008 and 2007, respectively. Expected annual amortization for years 2009 through 2013, is $2,672, $2,672, $2,672, $2,346 and $2,112, respectively.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10	LEASES

The Company leases certain premises and equipment under various capital and operating lease agreements. Future minimum lease payments at December 31, 2008 under non-cancelable capital and operating leases with an original term exceeding one year are as follows:

	Capital Leases	Operating Leases

2009	$1,019	$3,338
2010	465	1,080
2011	—	572
2012	—	262
2013	—	269
2014 and thereafter	—	73

Total	1,484	$5,594

Less amounts representing interest	128

Capital lease obligation	1,356
Less current portion under capital lease obligation	916

Long-term portion under capital lease obligation	$440

Total operating lease expense was $3,904, $2,913 and $1,512 for the periods ended December 31, 2008, 2007, and 2006, respectively. The operating leases generally relate to office locations, and reflect customary lease terms which range from 3 to 7 years in duration. In addition to the above operating lease commitments, Altisource historically has shared several office locations with Ocwen for which the related expense generally is included in the operating lease expense noted above but for which some expense is included in the allocation of corporate costs and not separately identifiable as lease expense. Although Ocwen is the lessee under these shared leases, we have agreed to sublease this space from Ocwen. Our share of Ocwen’s obligations under these leases is approximately $1,128 in 2009, $1,154 in 2010, $846 in 2011, $209 in 2012, $215 in 2013, and $1,176 in 2014 and thereafter.

NOTE 11	ACCOUNTS PAYABLE AND ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accounts payable and accrued expenses consisted of the following at December 31:

	2008	2007

Accounts payable	$283	$1,382
Accrued expenses — general	2,518	5,793
Accrued salaries and benefits	1,966	962

	$4,767	$8,137

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other current liabilities consisted of the following at December 31:

	2008	2007

Mortgage charge-off and deficiency collections	$2,313	$2,195
Deferred revenue	1,505	285
Other	2,395	568

	$6,213	$3,048

Mortgage collections relate to our Financial Services segment and represent amounts that we collected from debtors but have not yet remitted to the account owners or related trusts.

NOTE 12	EMPLOYEE COMPENSATION

Ocwen maintains a defined contribution plan to provide post retirement benefits to its eligible employees. Ocwen also maintains additional compensation plans for certain of its employees. These plans were designed to facilitate a pay-for-performance policy, further align the interests of our officers and key employees with the interests of our shareholders and assist in attracting and retaining employees vital to our long-term success. Some of Altisource’s employees participate in these plans which are summarized below.

Retirement Plan

Some of our eligible employees currently participate in an Ocwen defined contribution 401(k) plan. Ocwen matches 50% of each employee’s contributions, limited to 2% of the employee’s compensation which is reflected in our results of operations. Some of our NCI employees currently participate in an NCI defined contribution 401(k) plan under which NCI may make matching contributions equal to a discretionary percentage determined by NCI. We recorded an expense of $159, $184 and $180 for the years ended December 31, 2008, 2007 and 2006, respectively relating to the participation of our employees in these plans.

Equity-based compensation:

A number of our employees participate in Ocwen’s equity-based compensation plans, generally consisting of restricted stock and options to purchase shares of Ocwen common stock (together, the “stock awards”).

At the Separation Date, all holders of Ocwen stock awards, including our employees and those who will remain with Ocwen after the Separation, will receive the following:

•	a new Altisource stock award (issued by Altisource) to acquire the number of shares of Altisource common stock equal to the product of (a) the number of Ocwen stock awards held on the Separation Date and (b) the distribution ratio of one share of Altisource common stock for every three shares of Ocwen common stock; and

•	an adjusted Ocwen award for the same number of shares of Ocwen common stock with a reduced exercise price for stock option awards.

Ocwen issued all of the stock awards currently outstanding from plans containing anti-dilution provisions that require Ocwen to adjust the award terms in an equitable and proportionate manner. Our objective is to maintain the same intrinsic value of the stock awards both before and after the Separation and therefore do not expect to record incremental compensation expense as a result of these adjustments. We will not change the vesting status of the Ocwen stock awards and will issue the new Altisource awards with terms identical to those of the related Ocwen stock awards.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

After the changes to stock awards are completed, employees of both Ocwen and Altisource will hold stock awards in both companies. Each company will record compensation expense for the stock awards held by its employees even though some of the awards relate to the common stock of the other company.

The following tables summarize the number of Ocwen stock options held by our employees at December 31, 2008:

	2008
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding at beginning of year	480,446	$8.69
Granted	1,755,000	8.00
Exercised	—	—
Forfeited	—	—

Outstanding at end of year	2,235,446	8.15

Exercisable at end of year	415,872	8.45

				Options Exercisable
		Options Outstanding		Weighted
			Weighted	Average			Weighted
			Average	Remaining			Average
	Exercise		Exercise	Contractual			Exercise
Award Year	Price Range	Number	Price	Life		Number	Price

2008(a)	$8.00	1,316,250	$8.00	10		—	$—
2008	8.00	438,750	8.00	10		—	—
2006	11.88	65,548	11.88	8		39,328	11.88
2005	9.64	67,261	9.64	7		40,357	9.64
2004	4.92 - 8.04	67,254	7.58	6		55,804	7.48
2003	6.18 - 10.73	43,367	9.82	5		43,367	9.82
2002	1.87 - 2.81	40,221	2.60	4		40,221	2.60
2001	5.79 - 12.55	138,041	9.96	3		138,041	9.96
2000	4.09 - 7.40	45,706	5.10	2		45,706	5.10
1999	6.25	9,855	6.25	1		9,855	6.25
1998	12.31	3,193	12.31	(b	)	3,193	12.31

		2,235,446				415,872

(a)	These options contain market-based components as described below. All other options are time-based awards.

(b)	These options expired without being exercised on January 31, 2009.

The contractual term of all options granted is ten years from the grant date, except where employment terminates by reason of retirement, in which case the option will terminate no later than three years after such retirement or the end of the option term, whichever is earlier. Compensation expense related to options is measured based on the grant-date fair value of the options using either the Black-Scholes option-pricing model or a lattice (binomial) model as appropriate based on the vesting condition of the award. These models incorporate various and highly subjective assumptions, including expected option life and expected volatility. Ocwen estimated the

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected stock price volatility based on the implied volatility evidenced within its publicly traded convertible debt and traded options on Ocwen’s common stock.

Included in compensation expense for the years ended December 31, 2008, 2007 and 2006 was $291, $365 and $139, respectively, related to stock options. Excluding the market-based options described below, the net aggregate intrinsic value of stock options outstanding and stock options exercisable at December 31, 2008 was $660 and $304, respectively. The weighted average remaining contractual term of options outstanding and options exercisable at December 31, 2008 was 8 years and 5 years, respectively. As of December 31, 2008, unrecognized compensation costs related to non-vested stock options amounted to $1,296, which we will recognize over a weighted-average remaining requisite service period of approximately 3.4 years.

An incentive plan limited to senior executives was awarded by Ocwen in 2008. These options have an exercise price of $8.00 per share which was approximately 40% higher than the closing price of Ocwen’s stock on the day of the approval by the Ocwen Compensation Committee. The vesting schedule for the options has a time-based component, in which 25% of the options vest in equal increments over four years, and a market-based component, in which up to 75% of the options could vest in equal increments over four years commencing upon the achievement of certain performance criteria related to Ocwen’s stock price and the annualized rate of return to investors. Two-thirds of the market-based options would begin to vest over four years if the stock price realizes a compounded annual gain of at least 20% over the exercise price so long as the stock price is at least double the exercise price. The remaining third of the market-based options would begin to vest over four years if the stock price realizes a 25% gain so long as it is at least triple the exercise price. The fair value of the time-based options was determined using the Black-Scholes options pricing model, while a lattice (binomial) model was used to determine the fair value of the market-based options awarded in 2008 using the following assumptions as of the grant date:

	Black-Scholes		Binomial
	2008	2006	2008

Risk-free interest rate	3.48%	4.78%	2.15 - 4.28%
Expected stock price volatility	38.0%	33.0%	38.0 - 46.0%
Expected dividend yield	—	—	—
Expected option life (in years)	5	5	—
Contractual life (in years)	—	—	10
Fair value	$1.01	$6.25	$0.87 and $0.65

No options were granted in 2007.

In addition to stock options, restricted common stock awards have been made. These awards were granted at no cost to the employee and vest ratably over a three-year period including the award year. The shares are issued to the employee upon vesting. No grants were made for the 2008 and 2007 service years; however, during 2007 shares were awarded to compensate employees for the loss in fair value from the exchange of stock options that were noncompliant under IRC section 409A. At December 31, 2008, a total of 10,088 shares were unvested. Included in this amount were 5,603 shares relating to the IRC section 409A remediation which vest through 2010. The fair value of these stock awards is recognized as compensation expense ratably over the vesting period. Included in compensation expense for 2008, 2007 and 2006 was $70, $197 and $97, respectively, relating to these stock awards.

In connection with the Separation, Altisource plans to implement an Altisource Annual Incentive Plan under which new shares of Altisource common stock may be issued. The Plan will allow the Company, under the direction of the Board of Directors’ Compensation Committee, to make grants of performance shares, stock appreciation rights, stock options and stock awards to employees, officers and non-employee directors of the Company. We anticipate that the terms of the Plan generally will be the same as the current Ocwen Annual Incentive Plan.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13	LINE OF CREDIT AND OTHER SECURED BORROWINGS

Our debt consisted of the following at December 31:

	Unused
	Borrowing	Balance at December 31,
Description	Capacity	2008	2007

Line of credit maturing July 2011	$3,202	$1,123	$—
Senior notes maturing January 2008	—	—	147

	$3,202	1,123	147

Current portion of line of credit and other secured borrowings		1,123	147

Long-term portion		$—	$—

In July 2008, NCI entered into a revolving secured credit agreement with a financial institution that provides for borrowings of up to $10,000 through July 2011. Interest on the borrowings is based on either a rate of LIBOR plus two percent that is fixed for a period of 1, 3, 6 or 12 months, or a floating rated based on the prime rate less one percent, all as elected by NCI when the borrowing is made. All borrowings outstanding on December 31, 2008 were floating rate advances with an interest rate of 2.25%. Substantially all of NCI’s assets, which comprise substantially all of the assets in our Financial Services segment, are pledged as collateral for this credit agreement. These borrowings are limited to 85% of eligible accounts receivable, as defined in the agreement. At December 31, 2008 we had $4,325 available for borrowing under this line based on these limitations. The agreement contains financial covenants that reset annually and that require minimum adjusted pre-tax income levels for NCI as defined in the agreement that primarily require NCI to maintain a positive adjusted pre-tax income. We are in compliance with all financial covenants.

In February 2009, we amended the agreement to make favorable modifications to the financial covenants for 2009 and agreed to increase the interest rate on the floating rate advances to prime plus 1.25%.

At December 31, 2007, short-term debt consisted of $147 of 10.25% Senior Notes due in 2008 (the “Senior Notes”). Interest on the notes was $1 and $9 for the fiscal year period ended December 31, 2008 and June 6, 2007 to December 31, 2007, respectively. On January 15, 2008 we repaid the Senior Notes and related accrued interest in full.

As part of the NCI acquisition, NCI obtained $27,500 in long-term bank debt (“Original Debt”). Ocwen repaid the Original Debt in September 2007 and created an intercompany receivable due from NCI. Consistent with the treatment of other payables due to and from Ocwen, we reflect this amount as a component of invested equity.

NOTE 14	INCOME TAXES

The Company is included in the U.S. consolidated federal income tax return filed by Ocwen and is a party to a tax sharing agreement by and among Ocwen and its subsidiaries. In accordance with this agreement, federal income taxes are allocated as if they had been calculated on a separate company basis except that benefits for any net operating losses will be provided to the extent such loss is utilized in the consolidated federal tax return. As such, the consolidated tax provision is an aggregation of the allocation of taxes to the separate Company subsidiaries. The Company is no longer subject to income tax examinations by federal authorities for tax years prior to 2005.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the provision for income taxes for the years ended December 31 were as follows:

	2008	2007	2006

Current:
Domestic (Luxembourg)	$4	$401	$371
Foreign — U.S. federal	202	1,567	—
Foreign — U.S. state	(379)	(89)	33
Foreign — Non-U.S.	736	133	27

	563	2,012	431

Deferred:
Domestic (Luxembourg)	—	—	—
Foreign — U.S. federal	(102)	(664)	1,122
Foreign — U.S. state	1,299	136	63
Foreign — Non-U.S.	—	(1,056)	—

	1,197	(1,584)	1,185

Benefit applied to reduce goodwill	3,622	1,136	—

Total	$5,382	$1,564	$1,616

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxes resulted from temporary differences between the amounts reported in the consolidated financial statements and the tax basis of assets and liabilities. The tax effects of temporary differences at December 31, 2008 and 2007 were as follows:

	2008	2007

Current deferred tax assets:
Allowance for doubtful accounts and other reserves	$349	$596
Accrued expenses	561	1,211
Current deferred tax liabilities:
Prepaid expenses	(642)	(804)

Current deferred tax asset, net	268	1,003
Non-current deferred tax assets:
Net operating loss carryforwards — U.S. federal	6,908	7,347
Net operating loss carryforwards — U.S. states	1,964	651
Depreciation	1,684	2,419
Non-U.S. deferred tax asset	1,056	1,056
Other	103	175
Non-current deferred tax liabilities:
Intangible assets	(11,986)	(12,842)
Restricted stock	(474)	(474)
Other	(63)	—

	(808)	(1,668)
Valuation allowances	(1,862)	(540)

Non-current deferred tax liability, net	(2,670)	(2,208)

Net deferred tax liability	$(2,402)	$(1,205)

We conduct periodic evaluations of positive and negative evidence to determine whether it is more likely than not that the deferred tax asset can be realized in future periods. Among the factors considered in this evaluation are estimates of future taxable income, future reversals of temporary differences, tax character and the impact of tax planning strategies that can be implemented if warranted. As a result of this evaluation, we included in the tax provision an increase of $1,322 to the valuation allowance for 2008 related to certain state net operating losses that we no longer consider to be more likely than not to be realized in future periods. These net operating losses relate to NCI, and we have lowered our expectations regarding NCI’s future profitability for its operations in these states.

As of December 31, 2008, the Company had a deferred tax asset of approximately $6,908 relating to U.S. federal net operating losses. The gross amount of net operating losses available for carryover to future years approximates $19,740. These losses relate to NCI for periods prior to our acquisition and are subject to Section 382 of the Internal Revenue Code which limits their use to approximately $1,251 per year. These losses are scheduled to expire between the years 2022 and 2028.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income tax expense differs from the amounts computed by applying the Luxembourg federal corporate income tax rate of 29.63% as follows for the years ended December 31:

	Years Ended December 31,
	2008	2007	2006

Tax at statutory rate	$4,326	$2,453	$2,081
Differential of tax rates in non-Luxembourg jurisdictions	1,600	(69)	498
Valuation allowances	1,322	146	—
Indefinite deferral on earnings of non-U.S. affiliates	(1,866)	(966)	(963)

Income tax expense	$5,382	$1,564	$1,616

NOTE 15	BUSINESS SEGMENT REPORTING

Our business segments reflect the internal reporting that we use to evaluate operating performance and to assess the allocation of resources by our chief operating decision maker. Our segments are based upon our organizational structure which focuses primarily on the products and services offered.

We conduct our operations through three reporting segments and corporate. A brief description of our business segments are as follows:

Mortgage Services includes due diligence, valuation, real estate sales, default processing services, property inspection and preservation services, homeowner outreach, closing and title services and knowledge process outsourcing services. Mortgage Services supports mortgage originators and servicers, insurance companies, hedge funds and commercial banks. Our services span the lifecycle of a mortgage loan from origination through the disposition of real estate owned properties (“REO”).

Financial Services provides asset recovery and customer relationship management services principally to the financial services, consumer products, telecommunications and utilities industries. We have included NCI in this segment since our acquisition of it in June 2007.

Technology Products consists of products and services utilized in the mortgage industry including our REAL suite of applications that provide technology products to serve the needs of servicing and origination businesses. Our offerings include commercial and residential loan servicing and loss mitigation software, vendor management and a patented vouchless payable system and information technology solutions to manage and oversee payments to large-scale vendor networks.

Corporate Items and Other.  For the three years in the period ended December 31, 2008, we have included only intercompany eliminations in Corporate Items and Other. Ocwen allocated interest income and expense to each business segment for funds raised or funding of investments made. Ocwen also allocated expenses generated by corporate support services to each business segment.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Business
	Mortgage	Financial	Technology	Corporate Items	Segments
	Services	Services(2)	Products	and Other	Consolidated

At or for the year ended:
December 31, 2008
Revenue(1)	$54,956	$73,835	$45,283	$(13,711)	$160,363
Cost of revenue	36,392	62,590	29,777	(13,711)	115,048

Gross profit	18,564	11,245	15,506	—	45,315
Selling, general and administrative expenses	5,027	17,168	6,118	(225)	28,088

Income (loss) from operations	13,537	(5,923)	9,388	225	17,227
Other income (expense), net	(58)	(1,952)	(391)	(225)	(2,626)

Income (loss) before income taxes	$13,479	$(7,875)	$8,997	$—	$14,601

Depreciation and amortization	$34	$3,202	$4,600	$—	$7,836

Amortization of intangibles	$—	$2,554	$—	$—	$2,554

Revenues from related parties	$41,635	$1,181	$35,146	$(13,711)	$64,251

Total assets(3)	$3,361	$59,744	$8,836	$4,734	$76,675

Line of credit and other secured borrowings	$—	$1,123	$—	$—	$1,123

December 31, 2007
Revenue(1)	$64,260	$41,293	$36,235	$(6,882)	$134,906
Cost of revenue	44,158	32,324	27,354	(6,882)	96,954

Gross profit	20,102	8,969	8,881	—	37,952
Selling, general and administrative expenses	7,876	14,787	6,359	(1,092)	27,930

Income (loss) from operations	12,226	(5,818)	2,522	1,092	10,022
Other income (expense), net	(90)	(1,269)	708	(1,092)	(1,743)

Income (loss) before income taxes	$12,136	$(7,087)	$3,230	$—	$8,279

Depreciation and amortization	$292	$980	$5,707	$—	$6,979

Amortization of intangibles	$—	$1,555	$—	$—	$1,555

Revenues from related parties	$40,646	$1,044	$24,542	$(6,882)	$59,350

Total assets	$10,717	$65,397	$12,037	$4,694	$92,845

December 31, 2006
Revenue(1)	$59,729	$7,666	$34,630	$(5,422)	$96,603
Cost of revenue	43,807	5,219	28,559	(5,422)	72,163

Gross profit	15,922	2,447	6,071	—	24,440
Selling, general and administrative expenses	8,294	3,173	7,027	(872)	17,622

Income (loss) from operations	7,628	(726)	(956)	872	6,818
Other income (expense), net	(34)	340	771	(872)	205

Income (loss) before income taxes	$7,594	$(386)	$(185)	$—	$7,023

Depreciation and amortization	$369	$80	$9,236	$—	$9,685

Amortization of intangibles	$—	$—	$—	$—	$—

Revenues from related parties	$31,301	$2,070	$24,022	$(5,422)	$51,971

Total assets	$7,608	$560	$14,035	$2	$22,205

(1)	Intercompany transactions primarily consist of IT infrastructure services and charges for the use of certain REAL products from our Technology Products segment to our other two segments. Generally, we reflect these

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

charges within technology and communication in the segment receiving the services, except for consulting services, which we reflect in professional services.

(2)	Includes depreciation and amortization of $2,787 in 2008 and $379 in 2007 for assets reflected in the Technology Products segment.

(3)	Includes premises and equipment, net of $1,152 that are located in India.

NOTE 16	COMMITMENTS AND CONTINGENCIES

Litigation

We have filed suit against a former equipment vendor seeking revocation of acceptance of the equipment and damages for breaches of implied warranties and related torts. Separately, we are party to a pending arbitration brought by the vendor seeking payment of annual support and maintenance fees for periods subsequent to when we returned the equipment to the vendor. The vendor also is requesting payment of discounts it provided to us purportedly to be a marketing partner for the vendor. In total, the former vendor is seeking damages of approximately $3,100. We believe that the vendor’s claims against us are without merit and intend to defend vigorously against this matter while at the same time pursue our claims against this vendor.

Altisource is subject to various other pending legal proceedings. In our opinion, the resolution of those proceedings will not have a material effect on our financial condition, results of operations or cash flows.

Taxation

We intend for the Distribution to be a tax-free transaction under Section 355 of the Code. However, Ocwen will recognize, and pay tax on, substantially all the gain it has in the assets that comprise Altisource as a result of the Restructuring. If the Distribution were not to qualify as a tax-free transaction, Ocwen may not recognize substantial taxable gain because most, if not all, of such gain would already have been recognized pursuant to the Restructuring of Altisource. Altisource has agreed to indemnify Ocwen for certain tax liabilities. As of December 31, 2008, the company does not believe it has an indemnity obligation.

NOTE 17	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	For the Years Ended December 31,
	2008	2007	2006

Supplemental disclosure of cash flow information
Cash paid during the year for Interest	$121	$750	$—
Income taxes	26	—	—
Supplemental schedule of non-cash investing and financing activities
Reduction in income tax payable from tax amortizable goodwill transferred to Parent	$3,622	$1,136	$—

See Note 5 for information regarding assets acquired and liabilities assumed in business acquisition activity.

ALTISOURCE PORTFOLIO SOLUTIONS S.À.R.L.
(to be converted into ALTISOURCE PORTFOLIO SOLUTIONS S.A. in connection with the transactions described herein)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 18	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008

Revenue	$38,940	$38,007	$40,868	$42,548
Gross profit	12,530	9,078	10,835	12,872
Income before income taxes	5,043	1,310	3,424	4,824
Net income	2,344	942	2,463	3,470

	December 31,	September 30,	June 30,	March 31,
	2007	2007	2007	2007

Revenue	$41,533	$40,503	$29,103	$23,767
Gross profit	10,630	11,426	8,534	7,362
Income before income taxes	1,436	954	2,488	3,401
Net income	1,318	752	1,962	2,683

NOTE 19	SUBSEQUENT EVENT

On June 23, 2009 the Company terminated the line of credit maturing July 2011. There were no borrowings outstanding on the line of credit at the time of termination or since the Company repaid the balance in full in January 2009.

On June 5, 2009, the Company completed the conversion of Altisource Portfolio Solutions S.à r.l. into a Luxembourg société anonyme, Altisource Portfolio Solutions S.A. This conversion has no impact on the financial statements as it reflects only a change from a private limited liability company to a public limited company with no other changes to its operations or its capital structure.

Report of Independent Auditors

To the Board of Directors and Stockholder
Nationwide Credit, Inc. and Subsidiary

In our opinion, the accompanying consolidated statements of operations and cash flows present fairly, in all material respects, the net loss and other data shown therein and cash flows of Nationwide Credit, Inc. and its subsidiary for the period from January 1, 2007 to June 5, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statements of operations and cash flows provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
April 14, 2009

Nationwide Credit, Inc. and Subsidiary

Consolidated Statement of Operations
Period From January 1, 2007 to June 5, 2007

(In thousands of dollars)
Revenues	$30,741
Expenses
Salaries and benefits	18,314
Telecommunication	1,021
Occupancy	1,403
Other operating and administrative	12,019
Depreciation and amortization	886

Total expenses	33,643

Operating loss	(2,902)
Interest expense	1,531

Loss before income taxes	(4,433)
Income tax expense	25

Net loss	$(4,458)

The accompanying notes are an integral part of these consolidated financial statements.

Nationwide Credit, Inc. and Subsidiary

Consolidated Statement of Cash Flows
Period From January 1, 2007 to June 5, 2007

(In thousands of dollars)
Cash flows from operating activities
Net loss	$(4,458)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	886
Loss on disposal of fixed assets	4
Amortization of deferred financing costs	28
Changes in operating assets and liabilities
Accounts receivable	2,507
Prepaid expenses and other assets	(1,036)
Accrued compensation	420
Accounts payable and accrued liabilities	332

Net cash used in operating activities	(1,317)

Cash flows from investing activities
Purchases of property and equipment	(921)

Net cash used in investing activities	(921)

Cash flows from financing activities
Proceeds from short-term debt	265
Repayment of short-term debt	(58)
Borrowings from revolving credit facility	40,005
Payments of revolving credit facility	(36,333)
Principal payments on capital leases	(174)

Net cash provided by financing activities	3,705

Increase in cash and cash equivalents	1,467
Cash and cash equivalents
Beginning of period	2,972

End of period	$4,439

Supplemental disclosure of cash flow activity
Cash paid for interest	$1,764
Cash paid for income taxes	191

The accompanying notes are an integral part of these consolidated financial statements.

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements

1.	Description of Business and Basis of Presentation

Description of Business

Nationwide Credit, Inc. (the “Company”) is a provider of contingent fee collection services in the United States of America and offers contingent fee collection services to consumer credit grantors. The Company utilizes management information systems to leverage its experience with locating, contacting, and effecting payment from delinquent account holders.

In addition to traditional contingent fee collection services, the Company has developed precharge-off collection programs. In these programs, the Company receives accounts from credit grantors before charge-off and earns a fixed fee per account rather than a percentage of realized collections. The Company offers credit grantors a variety of precharge-off outsourcing options, including (i) staff augmentation, (ii) inbound and outbound calling programs, (iii) skiptracing, and (iv) total outsourcing. Account follow-up is an extension of the client’s existing procedures utilizing customer service collection personnel to collect balances of delinquent accounts.

The Company, a Georgia corporation, is a wholly owned subsidiary of NCI Holdings, Inc. (“Holdings”), a Delaware corporation. Holdings has no operations, assets or liabilities other than its ownership of the Company. Nationwide Inflection, LLC (“Inflection”) owns a majority of the outstanding stock and warrants of Holdings. Inflection is more than two thirds owned by Bayshore Collections Services, Inc. and its affiliates.

On June 6, 2007, Holdings was acquired by Ocwen Financial Corporation (“Ocwen”) for $56,980 in cash, including $2,000 of working capital adjustments (the “Acquisition”).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Master Collectors of Dallas, Inc., a Texas corporation. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Held for Clients

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash held for clients represents collections not yet remitted.

Property and Equipment

Property and equipment are recorded at cost or estimated fair value at acquisition less accumulated depreciation. Depreciation expense is calculated over the estimated useful lives of the related assets (three to five years) using the straight-line method for financial reporting purposes. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Gains and losses resulting from sales or retirements are recognized at the time of disposition along with the removal of cost and accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the underlying lease or their estimated useful life.

Goodwill and Intangible Assets

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but rather will be tested at least annually or when events and circumstances occur that may indicate impairment. Intangible assets are stated at cost or estimated fair value upon acquisition less accumulated amortization. Amortization of intangible assets reflects the pattern in which the economic benefits of the asset will be consumed or realized. Intangible assets with finite lives are amortized over their estimated useful lives of 30 months to 10 years.

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition

The Company generates the majority of its revenue from contingency fees that are calculated as a percentage of debtor collections. The Company records unremitted cash collected on behalf of customers in connection with this activity as “Cash held for clients” and as an offsetting liability, “Collections due to clients.” Revenue is recognized upon collection of funds on behalf of clients. Revenues that are not contingency fee-based are recognized as the services are performed. Revenues are adjusted for the effect of checks remitted by debtors that are returned for insufficient funds.

Income Taxes

The Company accounts for income taxes under the liability method required by SFAS No. 109, Accounting for Income Taxes, whereby deferred income taxes reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their related amounts in the financial statements.

Deferred income taxes relate primarily to identify intangible assets where the basis for tax purposes is less than the carrying amount for financial statement purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	Accrued Executive Bonus

In connection with the Acquisition, the Company incurred $3,643 of charges related to executive bonuses. These bonuses were an expense of the Company prior to the Acquisition and are included in other operating and administrative expenses in the accompanying consolidated statement of operations.

4.	Short-term and Long-term Debt

Short-term debt at June 5, 2007 consisted of $147 of 10.25% Senior Notes due 2008 and $207 for financing insurance premiums. Interest on the notes was $6 for the period January 1, 2007 to June 5, 2007. The Company also had uncollateralized, fixed interest rate agreements for financing insurance premiums. Interest expense on the uncollateralized obligations was $2 for the period January 1, 2007 to June 5, 2007.

Effective December 21, 2006, the Company amended its 2003 Credit Agreement (the “Amended Agreement”). Under the new terms of the Amended Agreement, the Company can borrow up to $14.0 million for operational activities (the “Operating Facility”) and up to $5.0 million for specific customer related activities (the “Customer Facility”). The Amended Agreement is collateralized by substantially all of the Company’s assets. The Company deferred approximately $566 of fees relating to this amendment, of which approximately $27 was amortized during the period January 1, 2007 to June 5, 2007.

The Operating Facility bears interest which is payable monthly at the Eurodollar rate plus 2.25% (7.57% at June 5, 2007) The Customer Facility bears interest is payable monthly at an interest rate equal to the base rate plus 2.25% (7.57% at June 5, 2007). Interest expense was $44 and $67 for the period January 1, 2007 to June 5, 2007 for the Operating Facility and Customer Facility, respectively.

The Company had $7.0 million outstanding of Subordinated Notes payable to Inflection. The Subordinated Notes mature in full on August 5, 2012 and bear interest payable semi-annually on June 1 and December 1 at the rate of 16.0% per annum. Interest expense was $467 for the period January 1, 2007 to June 5, 2007.

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

The Company has a $17,813 Term Loan which matures in full on August 5, 2012. Interest is payable monthly at the Company’s option of either (a) the Eurodollar rate plus 5.75% or (b) the base rate plus 4.75%. At June 5, 2007 the interest rate on the Term Loan was 11.07% and interest expense was $852 for the period January 1, 2007 to June 5, 2007. Inflection currently holds the outstanding balance of the Term Loan and receives all interest payments.

The Amended Agreement requires the Company to maintain certain financial covenants and limits the Company’s ability to incur additional debt, to pay dividends, and to make acquisitions. The Amended Agreement also provides for a first priority lien on substantially all properties and assets of the Company and its direct and indirect subsidiaries.

The Operating Facility, Customer Facility, Subordinated Notes and Term Loan were all paid in full upon the Acquisition.

5.	Significant Customers and Concentrations of Credit Risk

The Company operates primarily in the accounts receivable management business. It receives placements from a number of different industry groups on both a pre- and post charge-off basis.

The Company derives a significant portion of its revenue from American Express totaling 51% of revenue for the period January 1, 2007 to June 5, 2007. No other single customer accounted for more than 10% of revenue for the period January 1, 2007 to June 5, 2007.

6.	Leases

The Company leases facilities and equipment under both capital leases and operating leases. These lease agreements expire between 2009 and 2014, and most of the facility lease agreements contain renewal options. Future minimum lease payments under capital leases and operating leases, together with the present value of the net minimum capital lease payments at June 5, 2007, are as follows:

	Capital	Operating
	Leases	Leases
	(In thousands of dollars)

2007	$251	$1,401
2008	460	2,520
2009	460	2,202
2010	251	1,361
2011	11	469
Later years through 2014	—	469

Total minimum lease payments	1,433	$8,422

Less: Amounts representing interest	(213)

Present value of net minimum lease payments	1,220
Less: Current portion	451

	$769

Rent expense for operating leases was $1,275 for the period January 1, 2007 to June 5, 2007.

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

7.	Income Taxes

The provision for income taxes for the period January 1, 2007 to June 5, 2007 includes the following:

(In thousands of dollars)

Current expense
Foreign	$25

Total current expense	25
Deferred expense
Federal	1,581
State	263
Foreign	—

Total deferred expense	1,844
Valuation allowance	(1,844)

Income tax expense	$25

A reconciliation between reported income tax expense from continuing operations and the amount computed by applying the statutory federal income tax rate of 35% is as follows at June 5, 2007:

Computed tax benefit	$(1,551)
State taxes	(171)
Change in valuation allowance	1,844
Permanent differences and other	(97)

$25

The Company has net operating loss carryforwards available to offset future taxable income of approximately $22,252 at June 5, 2007. These carryforwards expire at various dates through 2026. A valuation allowance has been provided given the Company’s history of operating losses, as the realization of the deferred tax assets is not more likely than not to occur.

8.	Retirement Plans

The Company has an incentive savings plan that allows eligible employees to contribute a percentage of their compensation and provide for certain matching and other contributions. The matching contributions associated with the plan were $40 for the period January 1, 2007 to June 5, 2007.

9.	Related-Party Transactions

The Company is required to pay interest to Inflection under the terms of the $17,813 Term Loan and the $7,000 Subordinated Notes as 100% of these loans are held by Inflection. The Company paid $1,562 in interest to Inflection for the period January 1, 2007 to June 5, 2007.

10.	Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Standby letters of credit are issued to certain suppliers to guarantee the Company’s payment for purchases under favorable trade terms and to guarantee the Company’s potential surety bond obligations.

Report of Independent Auditors

To the Board of Directors and Stockholder
Nationwide Credit, Inc. and Subsidiary

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholder’s deficit, and cash flows present fairly, in all material respects, the financial position of Nationwide Credit, Inc. and its subsidiary at December 31, 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
March 19, 2007

Nationwide Credit, Inc. and Subsidiary

Consolidated Balance Sheet
December 31, 2006

2006
(In thousands of dollars)

ASSETS
Current assets
Cash and cash equivalents	$2,972
Cash held for clients	386
Accounts receivable, net of allowance of $516	6,795
Prepaid expenses and other current assets	1,691

Total current assets	11,844
Property and equipment, net of accumulated depreciation of $8,473	5,044
Goodwill	11,703
Intangible assets, net of accumulated amortization of $1,948	217
Deferred financing costs, net of accumulated amortization of $1,675	353
Other assets	44

Total assets	$29,205

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities
Collections due to clients	$386
Accrued compensation	2,606
Accounts payable	2,419
Accrued severance and office closure costs	1,670
Other accrued liabilities	3,414
Current portion of capital leases	376

Total current liabilities	10,871
Capital lease obligations, less current portion	1,021
Long-term debt	27,473

Total liabilities	39,365

Commitments and Contingencies (Note 10)
Stockholder’s deficit
Common Stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	25,667
Accumulated deficit	(35,827)

Total stockholder’s deficit	(10,160)

Total liabilities and stockholder’s deficit	$29,205

The accompanying notes are an integral part of these consolidated financial statements.

Nationwide Credit, Inc. and Subsidiary

Consolidated Statement of Operations
Year Ended December 31, 2006

2006
(In thousands
of dollars)

Revenues	$74,090
Expenses
Salaries and benefits	40,242
Telecommunication	2,212
Occupancy	4,058
Other operating and administrative	19,203
Depreciation and amortization	1,678
Gain on sale of healthcare assets	(617)
Other	305
Provision for employee severance and office closure	1,831

Total expenses	68,912

Operating income	5,178
Interest expense	3,794

Income before income taxes	1,384
Provision for income taxes	124

Net income	$1,260

The accompanying notes are an integral part of these consolidated financial statements.

Nationwide Credit, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder’s Deficit
Year Ended December 31, 2006

	Common Stock		Accumulated
	Shares	Amount	Deficit	Total
	(In thousands of dollars)

Balances at December 31, 2005	1,000	$25,667	$(37,087)	$(11,420)
Net income	—	—	1,260	1,260

Balances at December 31, 2006	1,000	$25,667	$(35,827)	$(10,160)

The accompanying notes are an integral part of these consolidated financial statements.

Nationwide Credit, Inc. and Subsidiary

Consolidated Statement of Cash Flows
Year Ended December 31, 2006

2006
(In thousands
of dollars)

Cash flows from operating activities
Net income	$1,260
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of healthcare assets	(617)
Depreciation and amortization	1,678
Amortization of deferred financing costs	496
Bad debt expense	33
Loss on disposal of assets	297
Changes in operating assets and liabilities
Accounts receivable	2,685
Prepaid expenses and other assets	(215)
Accrued compensation	(54)
Accounts payable and other accrued liabilities	(1,791)

Net cash provided by operating activities	3,772

Cash flows from investing activities
Proceeds from sale of healthcare assets	625
Purchases of property and equipment	(3,078)

Net cash used in investing activities	(2,453)

Cash flows from financing activities
Proceeds from short-term debt	284
Repayment of short-term debt	(483)
Borrowings for revolving credit facility	40,385
Payments of revolving credit facility	(40,808)
Repayment of long-term debt	—
Principal payments on capital leases	(392)
Debt issuance costs	(79)

Net cash used in financing activities	(1,093)

Increase in cash and cash equivalents	226
Cash and cash equivalents
Beginning of year	2,746

End of year	$2,972

Supplemental disclosure of cash flows activity
Cash paid for interest	$3,283
Cash paid for income taxes	15
Noncash investing and financing activity
Fixed asset acquired under capital lease obligations	$1,163

The accompanying notes are an integral part of these consolidated financial statements.

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements

1.	Description of Business and Basis of Presentation

Description of Business

Nationwide Credit, Inc. (the “Company”) is a provider of contingent fee collection services in the United States of America and offers contingent fee collection services to consumer credit grantors. The Company utilizes management information systems to leverage its experience with locating, contacting, and effecting payment from delinquent account holders.

In addition to traditional contingent fee collection services, the Company has developed precharge-off collection programs. In these programs, the Company receives accounts from credit grantors before charge-off and earns a fixed fee per account rather than a percentage of realized collections. The Company offers credit grantors a variety of precharge-off outsourcing options, including (i) staff augmentation, (ii) inbound and outbound calling programs, (iii) skiptracing, and (iv) total outsourcing. Account follow-up is an extension of the client’s existing procedures utilizing customer service collection personnel to collect balances of delinquent accounts.

The Company, a Georgia corporation, is a wholly owned subsidiary of NCI Holdings, Inc. (“Holdings”), a Delaware corporation. Holdings has no operations, assets or liabilities other than its ownership of the Company. Nationwide Inflection, LLC (“Inflection”) owns a majority of the outstanding stock and warrants of Holdings. Inflection is more than two thirds owned by Bayshore Collection Services, Inc. and its affiliates.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated balance sheets include the accounts of the Company and its wholly owned subsidiary, the Master Collectors of Dallas, Inc., a Texas corporation. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Held for Clients

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash held for clients represents collections not yet remitted.

Property and Equipment

Property and equipment are recorded at cost or estimated fair value at acquisition less accumulated depreciation. Depreciation expense is calculated over the estimated useful lives of the related assets (three to five years) using the straight-line method for financial reporting purposes. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Gains and losses resulting from sales or retirements are recognized at the time of disposition along with the removal of cost and accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the underlying lease or their estimated useful life.

Goodwill and Intangible Assets

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but rather will be tested at least annually or when events and circumstances occur that may indicate impairment. Intangible assets are stated at cost or estimated fair value at acquisition less accumulated amortization. Intangible assets with finite lives are amortized over their estimated lives of 30 months to 10 years.

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition

The Company generates the majority of its revenue from contingency fees that are calculated as a percentage of debtor collections. The Company records unremitted cash collected on behalf of customers in connection with this activity as “Cash held for clients” and as an offsetting liability, “Collections due to clients.” Revenue is recognized upon collection of funds on behalf of clients. Revenues that are not contingency fee-based are recognized as the services are performed. Revenues are adjusted for the effect of checks remitted by debtors that are returned for insufficient funds (“NSF”). The reserve recorded in accounts receivable of $516 is comprised of NSF and bad debt at December 31, 2006.

Income Taxes

The Company accounts for income taxes under the liability method required by SFAS No. 109, Accounting for Income Taxes, whereby deferred income taxes reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their related amounts in the financial statements.

Deferred income taxes relate primarily to identified intangible assets where the deduction for tax purposes will be less than the carrying amount for financial statement purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	Accrued Severance and Office Closure Costs

The Company recorded a restructuring charge associated with the contract termination of two significant customers in 2004. As a result of the lost contracts, the Company implemented a restructuring plan which included employee severance and office closure costs of $1,775 for the year ended December 31, 2006.

A summary of the accrued severance and office closure costs for the year ended December 31, 2006 are as follows:

	Employee	Office
	Severance	Closure	Total

December 31, 2005	$624	$634	$1,258
Provision	669	1,106	1,775
Payments	(780)	(583)	(1,363)

December 31, 2006	$513	$1,157	$1,670

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

4.	Property and Equipment

At December 31, 2006, property and equipment is as follows:

(In thousands
of dollars)

Computer equipment	$8,916
Furniture and equipment	2,159
Leasehold improvements	2,442

13,517
Accumulated depreciation	(8,473)

$5,044

Depreciation expense was approximately $1.6 million for the year ended December 31, 2006.

Capital lease property included in property and equipment as of December 31, 2006 is as follows:

(In thousands
of dollars)

Computer equipment	$1,658
Leasehold improvements	328

1,986
Accumulated depreciation and amortization	(283)

$1,703

5.	Intangible Assets

Intangible assets as of December 31, 2006 are as follows:

(In thousands
of dollars)

Customer relationships	$1,039
Technology	1,126

2,165
Accumulated amortization	(1,948)

$217

Customer relationships are being amortized over their estimated useful life of ten years. Technology is being amortized over an estimated useful life of thirty months. Amortization expense related to these assets was $38 for the year ended December 31, 2006.

Estimated amortization expense for each of the five years ending December 31, 2010, is as follows:

(In thousands
of dollars)

Years Ending
2007	$37
2008	37
2009	37
2010	37
2011	37

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

6.	Short-term and Long-term Debt

Short-term debt consisted of uncollateralized, fixed interest rate agreements for financing insurance premiums. During 2006, the Company financed an additional $284 of insurance premiums. As of December 31, 2006, these notes were repaid in full.

Long-term Debt

The following table summarizes the Company’s long-term debt as of December 31, 2006:

(In thousands
of dollars)

Term Loan	$17,813
Subordinated Notes	7,000
Operating Facility	—
Customer Facility	2,513
10.25% Senior Notes	147

$27,473

Effective December 21, 2006, the Company amended its 2003 Credit Agreement (the “Amended Agreement”) and under the new terms of the Amended Agreement the Company can borrow up to $14.0 million for operational activities (the “Operating Facility”) and up to $5.0 million for specific customer related activities (the “Customer Facility”). The Company also obtained an uncommitted $5 million facility which can be used for acquisitions. The Amended Agreement is collateralized by substantially all of the Company’s assets. The Company deferred approximately $566 of fees, of which approximately $184 was amortized in 2006, related to the Amended Agreement, which are being amortized over the term of the Amended Agreement.

On December 31, 2006, the Company’s Term Loan outstanding was $17.8 million. The Term Loan matures in full on August 5, 2012. Interest is payable monthly at the Company’s option of either (a) the Eurodollar rate plus 5.75% or (b) the base rate plus 4.75%. At December 31, 2006, the interest rate on the Term Loan was 10.60%. Inflection, which owns a controlling interest in the Company’s parent, currently holds the outstanding balance of the Term Loan and receives all interest paid. The Company deferred approximately $634 of fees, of which approximately $162 was amortized in 2006, related to the Term Loan which is being amortized over the term of the note.

The Company had no outstanding balance on December 31, 2006 under the Operating Facility. The Operating Facility matures in full on January 1, 2012 and bears interest which is payable monthly at the Eurodollar rate plus 2.25%, (7.60% at December 31, 2006). In addition, the Company is required to pay a commitment fee of .125% on the unused portion of the Operating Facility.

Under the Customer Facility, the Company can borrow $5.0 million at an interest rate equal to the base rate plus 2.25% (7.60% at December 31, 2006). At December 31, 2006, there was $2.5 million outstanding on the Customer Facility. The Customer Facility expires on January 1, 2012. Borrowings under the Customer Facility must be used to make payments to certain customers of the Company to cover the float in respect of checks deposited into one or more trust funds by debtors of certain customers. Additionally, the Company is required to pay a commitment fee of .125% on the unused portion of the Customer Facility.

On December 31, 2006, the Company had $7.0 million outstanding of Subordinated Notes to Inflection, which owns a controlling interest in the Company’s parent. The Subordinated Notes mature in full on August 5, 2012 and bear interest payable semi-annually on June 1 and December 1 at the rate of 16.0% per annum. The Subordinated Notes can be prepaid in whole or in part, at the option of the Company provided that the prepayment must also include the applicable premium at the time of the prepayment. The Company deferred approximately $766 of fees,

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

of which approximately $150 was amortized in 2006, related to the subordinated notes, which are being amortized over the term of the notes.

Among other restrictions, the Amended Agreement requires the Company to maintain certain financial covenants and limits the Company’s ability to incur additional debt, to pay dividends, and to make acquisitions. The Company was in compliance with its debt covenants as of December 31, 2006. The Amended Agreement also provides for a first priority lien on substantially all properties and assets of the Company and its direct and indirect subsidiaries, as well as on all the outstanding stock of the Company.

At December 31, 2006, long term debt also includes $147 of 10.25% Senior Notes due 2008 (the “Notes”). Interest on the notes was $15 for the years ended December 31, 2006.

Future maturities of long-term debt at December 31, 2006 are as follows:

(In thousands
of dollars)

2007	$—
2008	147
2009	—
2010	—
2011	—
Thereafter	27,326

$27,473

In connection with the Company issuing the Subordinated Notes, Holdings issued a Warrant to Inflection that allows the holder to purchase up to 68 shares or 23.3% of Holdings’ common stock. The Warrant expires on November 4, 2012 and allows the holder to purchase shares at the exercise price of $.01 per share. The Warrant requires that Holdings pay the holder the principal sum of $.05 per share at the time of exercise and it bears interest payable at the earlier of the time of exercise or expiration at the rate of 3% per annum on the principal amount of the Warrant.

7.	Significant Customers and Concentrations of Credit Risk

The Company operates primarily in the accounts receivable management business. It receives placements from a number of different industry groups on both a pre-and postcharge-off basis.

The Company derives a significant portion of its revenue from American Express, MCI and the U.S. Department of Education (“DOE”).

The percentages of net revenue attributable to these customers are as follows for the year ended December 31, 2006:

Revenue
American Express	52%
MCI	3%
DOE	15%

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

The balances of accounts receivable attributable to these customers as of December 31, 2006 are as follows:

(In thousands
of dollars)

Accounts receivable
American Express	$1,521
MCI	—
DOE	1,114

No other single customer accounted for more than 10% of the consolidated totals as of and for the year ended December 31, 2006.

8.  Leases

The Company leases facilities and equipment under capital leases and operating leases. These lease agreements expire between 2006 and 2014, and most of the facility lease agreements contain renewal options. Future minimum lease payments under capital leases and operating leases, together with the present value of the net minimum capital lease payments at December 31, 2006, are as follows:

	Capital	Operating
	Leases	Leases
	(In thousands of dollars)

2007	$505	$2,482
2008	460	2,520
2009	460	2,202
2010	251	1,361
2011	11	469
Later years through 2014	—	469

Total minimum lease payments	1,687	$9,503

Less: Amounts representing interest	(290)

Present value of net minimum lease payments	1,397
Less: Current portion	376

	$1,021

Rent expense for operating leases was $3.3 million for the year ended December 31, 2006.

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

9.	Income Taxes

The provision for income taxes includes the following at December 31:

(In thousands
of dollars)

Current expense
Federal	$—
State	—
Foreign	124

Total current expense	124
Deferred expense
Federal	(793)
State	(278)
Foreign	(64)

Total deferred expense	(1,135)
Valuation allowance	1,135

Provision for income taxes	$124

A reconciliation between reported income tax expense from continuing operations and the amount computed by applying the statutory federal income tax rate of 35% is as follows at December 31:

Computed tax benefit	$413
State taxes	117
Change in valuation allowance	(1,135)
Other	729

$124

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31:

Deferred tax liabilities
Prepaid expenses	$(538)

Total current expense	(538)
Deferred tax assets
Intangible assets	8,098
Fixed assets	1,106
Allowance for doubtful accounts	201
Restructuring reserve	650
Accrued expenses	213
Net operating loss carryforwards	6,082
Alternative minimum tax credit	7
Foreign tax credit	—

Total deferred tax assets	16,357
Valuation allowance	(15,819)

Net deferred tax asset	$—

The Company has net operating loss carryforwards available to offset future taxable income of approximately $18.9 million at December 31, 2006. These carryforwards expire at various dates through 2026. A valuation allowance has been provided given the Company’s history of operating losses, as the realization of the deferred tax assets is uncertain. The Company has evaluated the change of ownership that occurred in 2002 and determined that a portion of its intangible asset amortization is limited due to Internal Revenue Code Section 382 limitations. Accordingly, the corresponding deferred tax asset is not recorded.

10.	Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Standby letters of credit are issued to certain suppliers to guarantee the Company’s payment for purchases under favorable trade terms and to guarantee the Company’s potential surety bond obligations.

11.	Retirement Plans

The Company has an incentive savings plan that allows eligible employees to contribute a percentage of their compensation and provide for certain matching and other contributions. The matching contributions associated with the plans were approximately $163 for the year ended December 31, 2006.

Nationwide Credit, Inc. and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

12.	Related-Party Transactions

The Company is required to pay interest to its majority shareholder, Inflection, under the terms of the Term Loan and the $7 million Subordinated Notes as 100% of these loans are held by Inflection. The Company paid approximately $3.1 million in interest to Inflection during the year ended December 31, 2006. In addition, during 2005 the Company reimbursed approximately $1.1 million of expenses to or on behalf of shareholders of Inflection, and has accrued an additional $68 as of December 31, 2006 for such expenses.

13.	Gain on Sale of Healthcare Assets

On July 31, 2005, the Company sold its healthcare assets for $3.9 million in cash, resulting in a gain of $1.9 million. The total of the net book value of the assets sold and the sale related expenses amounted to $2.0 million. On August 15, 2006, the Company received $0.6 million of income pursuant to the terms of the Agreement.